As filed with the Securities and Exchange Commission on April 30, 2010
Registration No. 333-165615

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mediacom LLC
Mediacom Capital Corporation
(Exact name of registrants as specified in their charters)

New York New York	4841 4841	06-1433421 06-1513997
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Numbers)

100 Crystal Run Road
Middletown, New York 10941
(845) 695-2600
(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)

Rocco B. Commisso
Mediacom LLC
100 Crystal Run Road
Middletown, New York 10941
(845) 695-2600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Robert W. Murray Jr., Esq.
Lee D. Charles, Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498
(202) 408-2500

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable following the effectiveness of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, non-accelerated filers, or smaller reporting companies. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filers ☐	Accelerated filers ☐	Non-accelerated filers ☑	Smaller reporting companies ☐

(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Mediacom LLC
Mediacom Capital Corporation

Offer to Exchange
Up to $350,000,000 Principal Amount of
9.125% Senior Notes due 2019
for
a Like Principal Amount of
9.125% Senior Notes due 2019
that have been registered under the Securities Act of 1933

This Exchange Offer will expire at 5:00 P.M.,
New York City time, on June 1, 2010, unless extended.

Mediacom LLC and Mediacom Capital Corporation are offering to exchange registered 9.125% Senior Notes due 2019, or the “exchange notes,” for any and all of their unregistered 9.125% Senior Notes due 2019, or the “original notes,” that were issued in a private offering on August 25, 2009. We refer to the original notes and the exchange notes together in this prospectus as the “notes.” We refer to this exchange as the “exchange offer.” The exchange notes are substantially identical to the original notes, except the exchange notes are registered under the Securities Act of 1933, as amended, or the “Securities Act,” and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes. The exchange notes will represent the same debt as the original notes and we will issue the exchange notes under the same indenture used in issuing the original notes.

Terms of the exchange offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on June 1, 2010, unless we extend it.

•	The exchange offer is subject to customary conditions, which we may waive.

•	We will exchange all outstanding original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes. All interest due and payable on the original notes will become due on the same terms under the exchange notes.

•	You may withdraw your tender of original notes at any time prior to the expiration of the exchange offer.

•	The exchange of exchange notes for original notes should not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the caption “Material United States Federal Income Tax Considerations” on page 135 for more information.

See “Risk Factors” beginning on page 12 for a discussion of risks you should consider in connection with the exchange offer and an investment in the exchange notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2010.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE ACCOMPANYING LETTER OF TRANSMITTAL. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER OR DIFFERENT INFORMATION. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO EXCHANGE THE ORIGINAL NOTES FOR THE EXCHANGE NOTES AND THIS PROSPECTUS IS NOT AN OFFER TO EXCHANGE OR A SOLICITATION TO EXCHANGE THE ORIGINAL NOTES FOR THE EXCHANGE NOTES IN ANY JURISDICTION WHERE AN OFFER OR EXCHANGE WOULD BE UNLAWFUL. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS.

Each broker dealer that receives exchange notes in exchange for original notes acquired for its own account as a result of market making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. By so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by broker dealers in connection with such resales. We have agreed that, starting on the date of the completion of this exchange offer and ending 270 days thereafter, we will make this prospectus (as it may be amended or supplemented) available to any broker dealer for such purpose. In addition, until July 29, 2010 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes may be required to deliver a prospectus. See “Plan of Distribution.”

Available information

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4, including all required exhibits and schedules, under the Securities Act to register the offer and exchange of the exchange notes for the original notes. This prospectus is part of that registration statement. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules thereto, as the “registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement. You may read and, at prescribed rates, copy the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference room may be obtained by calling the SEC at (800) 732-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system, and you may access the registration statement by means of the SEC website. You may also view a copy of the registration statement, and other filings we make with the SEC, on our website at www.mediacomcc.com by clicking through the following tabs: “About Us,” then “About Mediacom,” then “Investor Relations” and lastly “SEC Filings.” However, neither the information contained in, or that can be accessed through, our website, nor our filings on the SEC’s website, constitute a part of this prospectus.

Market, industry and other data

Market and industry data and other statistical information used in this prospectus are based on independent industry sources, as well as from research reports prepared for other purposes. Although we believe these third-party sources are reliable, we have not independently verified the data or information obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. By including such market data and information, we do not undertake a duty to provide such data or information in the future or to update such data or information when such data is updated.

ii

Prospectus summary

This summary highlights selected information about us and the exchange offer contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that may be important to you or that you should consider before participating in the exchange offer or making an investment in the exchange notes. You should read carefully the entire prospectus.

Mediacom LLC is a New York limited liability company and a wholly-owned subsidiary of Mediacom Communications Corporation, a Delaware corporation. Mediacom Capital Corporation is a New York corporation and a wholly-owned subsidiary of Mediacom LLC. Mediacom Capital Corporation was formed for the sole purpose of acting as a co-issuer with Mediacom LLC of debt securities (including the notes) and does not conduct operations of its own. Unless otherwise noted, all of the financial information in this prospectus is presented on a consolidated basis for Mediacom LLC and its subsidiaries, including Mediacom Capital Corporation.

In this prospectus, unless the context indicates otherwise, references to “our company,” “we,” “our,” “ours” and “us” refer to Mediacom LLC and its direct and indirect subsidiaries. References in this prospectus to “Mediacom” are to our parent and manager, Mediacom Communications Corporation.

Overview

Mediacom LLC

We own and operate cable systems serving smaller cities and towns in the United States. We offer a compelling variety of advanced products and services to our customers, made possible by investments in our interactive fiber networks which have boosted their capacity, capability and reliability. Through our interactive broadband network, we provide our customers with a wide variety of advanced products and services, including video services, such as video-on-demand, or VOD, high definition television, or HDTV, digital video recorders, or DVRs, high speed data services, or HSD, and a feature rich internet-based (VoIP) phone service. We offer our bundle of video, HSD and phone over a single communications platform, a significant advantage over most competitors in our service areas.

As of December 31, 2009, we served approximately 548,000 basic subscribers, 300,000 digital video customers, 350,000 HSD customers and 135,000 phone customers, aggregating 1.33 million revenue generating units, or RGUs. As of the same date, we offered our bundle of primary services consisting of video, HSD and phone services to about 87% of the estimated homes that our network passes.

Our manager

We are a wholly-owned subsidiary of Mediacom Communications Corporation, who is also our manager. Mediacom is the nation’s seventh largest cable company based on the number of customers who purchase one or more video services, also known as basic subscribers. Mediacom is among the leading cable operators focused on serving the smaller cities in the United States, such as Des Moines, Iowa and Springfield, Missouri, with a significant customer concentration in the Midwestern and Southeastern regions.

As of December 31, 2009, Mediacom’s cable systems, which are owned and operated through our operating subsidiaries and those of Mediacom Broadband LLC, or Mediacom Broadband, passed an estimated 2.80 million homes in 22 states. Mediacom Broadband is also a wholly-owned subsidiary of our manager. As of the same date, Mediacom served approximately 1.24 million basic subscribers, 678,000 digital video customers, 778,000 HSD customers and 287,000 phone customers, aggregating 2.98 million RGUs. Mediacom also provides communications services to commercial and large enterprise customers, and sell advertising time they receive under their programming license agreements to local, regional and national advertisers.

Mediacom is a publicly-owned company, and its Class A common stock is listed on The Nasdaq Global Select Market under the symbol “MCCC.” Mediacom was founded by Rocco B. Commisso, its Chairman and Chief Executive Officer, who beneficially owned shares representing the majority of the aggregate voting power of Mediacom common stock outstanding as of the date of this prospectus. Mediacom is not an obligor on, or a guarantor of, the notes and has no obligations under the indenture with respect to the notes.

Mediacom Capital Corporation

Mediacom Capital Corporation is our wholly-owned subsidiary that was incorporated to accommodate the issuance of indebtedness by us. Mediacom Capital Corporation has no operations, revenues or cash flows and has no assets, liabilities or stockholders’ equity on its balance sheet, other than a $100 receivable from an affiliate and the same dollar amount of common stock on its consolidated balance sheets.

Recent Developments

Asset Transfer Agreement; Mediacom Exchange Transaction

On February 11, 2009, certain of our operating subsidiaries executed an asset transfer agreement, which we refer to as the Transfer Agreement, with Mediacom and the operating subsidiaries of Mediacom Broadband, pursuant to which certain of our cable systems located in Florida, Illinois, Iowa, Kansas, Missouri and Wisconsin were exchanged for certain of Mediacom Broadband’s cable systems located in Illinois and a cash payment of $8.2 million, which we refer to as the “Asset Transfer.” The net effect of the Asset Transfer on our subscriber and customer base was the loss of 3,700 basic subscribers and the gain of 1,000 digital customers, 1,000 HSD customers and 600 phone service customers. We believe the Asset Transfer better aligned our customer base geographically, making our cable systems more clustered and allowing for more effective management, administration, controls and reporting of our field operations. The Asset Transfer was completed on February 13, 2009, which we refer to as the transfer date.

As part of the Transfer Agreement, we contributed to Mediacom cable systems located in Western North Carolina which served approximately 25,000 basic subscribers, 10,000 digital customers, 13,000 HSD customers and 3,000 phone customers, which we refer to as the “WNC Systems Transfer.” In connection therewith, we received a $74 million cash contribution from Mediacom on February 12, 2009, which had been previously distributed to Mediacom by Mediacom Broadband on the same date. In total, we received $82.2 million under the Transfer Agreement, which we used to repay a portion of the outstanding balance under the revolver portion of our subsidiary credit agreement referred to below. On February 12, 2009, after giving effect to the foregoing debt repayment, our operating subsidiaries borrowed approximately $110 million under the revolving commitments of our subsidiary credit facility, representing net new borrowings of approximately $28 million. We contributed approximately $110 million to Mediacom, which it used on February 13, 2009 to consummate an exchange transaction under a share exchange agreement entered into on September 7, 2008, which we refer to as the Exchange Agreement, among Mediacom, Shivers Investments, LLC, or Shivers, and Shivers Trading & Operating Company, or STOC. Shivers and STOC are affiliates of Morris Communications Company, LLC, or Morris Communications. Under the Exchange Agreement, Mediacom exchanged a wholly owned subsidiary, which held our former Western North Carolina cable systems and approximately $110 million in cash, for 28,309,674 shares of Mediacom Class A common stock held by Shivers. Upon the closing of the exchange transaction, two representatives of Morris Communications resigned from Mediacom’s board of directors.

New financings

On August 25, 2009, our operating subsidiaries entered into an incremental facility agreement that provides for a new term loan D in the principal amount of $300.0 million under their existing bank credit facility, as amended, which we refer to as our subsidiary credit facility. On the same date, we issued the original notes in the aggregate principal amount of $350.0 million. Net proceeds from the issuance of the original notes and borrowings under term loan D were an aggregate of $626.1 million, after giving effect to the original issue discount and financing costs, and were used to fund tender offers for, and the redemption of, our 7 7/8% Senior Notes due 2011, or 7 7/8% notes, and 9 1/2% Senior Notes due 2013, or 9 1/2% notes.

On April 23, 2010, our operating subsidiaries entered into an incremental facility agreement that provides for a new term loan E in the principal amount of $250.0 million under the subsidiary credit facility. Net proceeds from the borrowings under term loan E were an aggregate of $243.4 million, after giving effect to the original issue discount, financing and other costs, and were used to repay in full borrowings under an existing term loan (term loan A) in the principal amount of $143.5 million and borrowings outstanding under the revolver portion of our subsidiary credit facility in the principal amount of $82.1 million.

We entered into an amendment to our subsidiary credit facility in connection with the establishment of term loan E which, among other things, reduced the revolving loan portion of our subsidiary credit facility from $400 million to $304.2 million, and extended the expiration date for $225.2 million in revolving credit commitments from September 30, 2011 to December 31, 2014 (subject to an earlier expiration date of June 30, 2014, if our term loan C is not repaid before then). The remaining revolving credit commitments will expire on September 30, 2011.

Our obligations under term loan D and term loan E are governed by the terms of our subsidiary credit facility, as amended. For a description of our subsidiary credit facility, see “Description of Subsidiary Credit Facility.”

Corporate information

Our principal executive offices are located at 100 Crystal Run Road, Middletown, New York 10941, and our telephone number at that address is (845) 695-2600. Our website is located at www.mediacomcc.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The exchange offer

On August 25, 2009, we completed a private offering of the original notes in reliance on Section 4(2) of the Securities Act, and Rule 144A and Regulation S thereunder. As part of that offering, we entered into an exchange and registration rights agreement with the initial purchasers of the original notes, which we refer to as the registration rights agreement, in which we agreed, among other things, to offer to exchange the original notes for the exchange notes. The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section of this prospectus entitled “The Exchange Offer.”

Original notes	9.125% Senior Notes due August 15, 2019, which were issued in a private placement on August 25, 2009.

Exchange notes	9.125% Senior Notes due August 15, 2019. The terms of the exchange notes are substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes.

Exchange offer	Pursuant to the registration rights agreement, we are offering to exchange up to $350.0 million principal amount of our exchange notes that have been registered under the Securities Act for an equal principal amount of our original notes.

The exchange notes will evidence the same debt as the original notes, including principal and interest, and will be issued under and be entitled to the benefits of the same indenture that governs the original notes. Holders of the original notes do not have any appraisal or dissenter’s rights in connection with the exchange offer. Because the exchange notes will be registered, the exchange notes will not be subject to transfer restrictions and holders of original notes that tender and have their original notes accepted in the exchange offer will no longer have registration rights or the right to receive the related special interest under the circumstances described in the registration rights agreement.

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on June 1, 2010, which we refer to as the Expiration Date, unless we decide to extend it or terminate it early. We do not currently intend to extend the exchange offer. A tender of original notes pursuant to this exchange offer may be withdrawn at any time on or prior to the Expiration Date if we receive a valid written withdrawal request before the expiration of the exchange offer.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, which we may, but are not required to, waive. Please see “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer. We reserve the right, in our sole discretion, to waive any and all conditions to the exchange offer on or prior to the Expiration Date.

Procedures for tendering original notes	To participate in the exchange offer, on or prior to the Expiration Date you must tender your original notes by using the book-entry transfer procedures described in “The Exchange Offer—Procedures for Tendering Original Notes—Tenders of Original Notes; Book-entry Delivery Procedure,” including transmission or delivery to the exchange agent of an agent’s message or a properly completed and duly executed letter of transmittal, with any required signature guarantee. In order for a book-entry transfer to constitute a valid tender of your original notes in the exchange offer, Law Debenture Trust Company of New York, as registrar and exchange agent, must receive a confirmation of book-entry transfer of your original notes into the exchange agent’s account at The Depository Trust Company prior to the Expiration Date.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• you are acquiring exchange notes in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

• you are transferring good and marketable title to the original notes free and clear of all liens, security interests, encumbrances, or rights or interests of others except your own;

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes that were acquired by you as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of your exchange notes; and

• you are not our “affiliate” as defined in Rule 405 of the Securities Act.

If you are a broker-dealer, you may not participate in the exchange offer as to any original notes you purchased directly from us.

Withdrawal; Non-acceptance	You may withdraw any original notes tendered in the exchange offer by sending the exchange agent written notice of withdrawal at any time prior to 5:00 p.m., New York City time, on the Expiration Date. If we decide for any reason not to accept any original notes tendered for exchange or to withdraw the exchange offer, the original notes will be returned promptly after the expiration or termination of the exchange offer. For further information regarding the withdrawal of tendered original notes, please see “The Exchange Offer—Withdrawal of Tenders.”

United States federal income tax considerations	The exchange of exchange notes for original notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please see “Material United States Federal Income Tax Considerations” for more information regarding the tax consequences to you of the exchange offer.

Use of proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement we entered into with the initial purchasers of the original notes.

Fees and expenses	We will pay all expenses incident to the exchange offer.

Exchange agent	We have appointed Law Debenture Trust Company of New York as our exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent elsewhere in this prospectus under the caption “The Exchange Offer—Exchange Agent.”

Resales of exchange notes	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the exchange notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as certain conditions are met. See “The Exchange Offer—Purpose and Effects of the Exchange Offer” and “Plan of Distribution” for more information regarding resales.

Not exchanging your original notes	If you do not exchange your original notes in this exchange offer, you will continue to hold unregistered original notes and you will no longer be entitled to registration rights and or the special interest provisions related thereto, except in the limited circumstances set forth in the registration rights agreement. See “The Exchange Offer—Consequences of Failure to Exchange.” In addition, you will not be able to resell, offer to resell or otherwise transfer your original notes unless you do so in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws or unless we register the offer and resale of your original notes under the Securities Act. Following the exchange offer, we will be under no obligation to register your original notes, except under the limited circumstances set forth in the registration rights agreement.

For information regarding the limited circumstances under which we may be required to file a registration statement after this exchange offer and the consequences of not tendering your original notes in this exchange offer, please see “The Exchange Offer—Consequences of Failure to Exchange” and “Description of Exchange Notes.”

Additional documentation; further information; assistance	Any questions or requests for assistance or additional documentation regarding the exchange offer may be directed to the exchange agent. Beneficial owners of original notes should contact their broker, dealer, commercial bank, trust company or other nominee for assistance in tendering their original notes in the exchange offer.

Description of exchange notes

The terms of the exchange notes and those of the outstanding original notes are substantially identical, except that the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes. The exchange notes represent the same debt as the original notes for which they are being exchanged. Both the original notes and the exchange notes are governed by the same indenture.

Co-Issuers	Mediacom LLC and Mediacom Capital Corporation.

Exchange notes offered	$350.0 million principal amount of 9.125% Senior Notes due 2019.

Maturity date	August 15, 2019.

Interest rate	9.125% per year (calculated using a 360-day year).

Interest payment dates	February 15 and August 15 of each year, commencing February 15, 2010.

Ranking	The exchange notes will be our general unsecured obligations and will rank senior to all of our debt that is expressly subordinated in right of payment to the notes. The exchange notes will rank equally with all of our existing and future liabilities that are not so subordinated and with the original notes and will be effectively subordinated to any secured debt we may incur (to the extent of the value of the collateral securing such debt) and to all indebtedness and other liabilities of our subsidiaries. As of December 31, 2009, we had total indebtedness of $1.510 billion (including $1.160 billion of debt of our subsidiaries, with our subsidiaries having the ability to borrow up to an additional $314.8 million in the aggregate under the subsidiary credit facility), $350.0 million of which was attributable to the original notes. As of the date of this prospectus, Mediacom LLC has no secured debt.

Optional redemption	We may redeem some or all of the notes at any time on or after August 15, 2014 at the redemption prices set forth in this prospectus. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of certain equity offerings completed before August 15, 2012 at the redemption price set forth herein. See “Description of Exchange Notes—Optional Redemption.”

Original issue discount	For U.S. federal income tax purposes, each exchange note should be treated as having been issued with “original issue discount” in the same amount as the original issue discount on the original note exchanged therefor. Each holder of an exchange note must include as gross income for federal income tax purposes a portion of such original issue discount for each day during each taxable year in which an exchange note is held even though there is no corresponding receipt of cash attributable to such income. Stated interest on an exchange note will be includable in the gross income of a holder in accordance with the holder’s regular method of accounting. See “Material United States Federal Income Tax Considerations.”

Change of control; asset sales	Upon a change of control (as defined), we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof, plus accrued but unpaid interest to the purchase date. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

If we or our restricted subsidiaries sell assets, under certain circumstances we will be required to make an offer to purchase notes at their face amount, plus accrued and unpaid interest to the purchase date, with proceeds from such asset sales. See “Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain covenants	The indenture governing the notes restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur certain additional indebtedness and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• sell assets;

• agree to any restrictions on the ability of our restricted subsidiaries to make payments to us;

• create certain liens;

• merge, consolidate or sell substantially all of our assets; and

• enter into certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications. See “Description of Exchange Notes—Covenants.”

Absence of established market for the exchange notes	The exchange notes will generally be freely transferable but are also new securities for which there initially will not be a market. We do not intend to apply for a listing of the exchange notes on any securities exchange or for their inclusion on any automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for the exchange notes.

Risk factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors under “Risk Factors” before making any decision regarding the exchange offer or an investment in the exchange notes.

Summary historical consolidated financial and subscriber data

We set forth in the table below our summary historical consolidated financial and subscriber data. The summary historical balance sheet data as of December 31, 2009 and 2008 and the summary statement of operations and cash flow data for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following information should be read together with “Selected Historical Consolidated Financial and Subscriber Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto, in each case included elsewhere in this prospectus.

	(unaudited)
	Year ended December 31.
(amounts in thousands, except per share data and operating data)	2009	2008	2007

Statement of Operations Data:
Revenues	$637,375	$615,859	$565,913
Costs and expenses:
Service costs	283,167	267,321	245,968
Selling, general and administrative expenses	109,829	110,605	104,694
Management fee expense—parent	11,808	11,805	10,358
Depreciation and amortization	112,084	109,883	113,597

Operating income	120,487	116,245	91,296
Interest expense, net	(89,829)	(99,639)	(118,386)
Loss on early extinguishment of debt	(5,790)	—	—
Gain (loss) gain on derivatives, net	13,121	(23,321)	(9,951)
(Loss) gain on sale of cable systems, net	(377)	(170)	8,826
Investment income from affiliate(1)	18,000	18,000	18,000
Other expense, net	(3,794)	(3,726)	(4,411)

Net income (loss)	$51,818	$7,389	$(14,626)

Balance Sheet Data (end of period):
Total assets	$1,568,220	$1,499,125	$1,467,146
Total debt	$1,510,000	$1,520,000	$1,505,500
Total member’s deficit	$(190,987)	$(304,261)	$(267,650)
Cash Flow Data:
Net cash flows provided by (used in):
Operating activities	$134,409	$186,383	$103,927
Investing activities	$(98,213)	$(141,695)	$(83,469)
Financing activities	$(37,388)	$(44,213)	$(22,374)
Other Data:
Adjusted OIBDA(2)	$233,136	$226,557	$205,346
Adjusted OIBDA margin(3)	36.6%	36.8%	36.3%
Ratio of earnings to fixed charges(4)	1.52	1.07	—
Operating Data: (end of period)
Estimated homes passed(5)	1,286,000	1,370,000	1,360,000
Basic subscribers(6)	548,000	601,000	604,000
Digital customers(7)	300,000	288,000	240,000
HSD customers(8)	350,000	337,000	299,000
Phone customers(9)	135,000	114,000	79,000
RGUs(10)	1,333,000	1,340,000	1,222,000

(1)	Investment income from affiliate represents the investment income on our $150.0 million preferred equity investment in Mediacom Broadband. See Note 11 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)	“Adjusted OIBDA” is not a financial measure calculated in accordance with GAAP. We define Adjusted OIBDA as operating income before depreciation and amortization and non-cash, share-based compensation charges. The foregoing definition is different than that presented in the offering memorandum, dated August 11, 2009, relating to the offer and sale of the original notes, where the presentation of Adjusted OIBDA also included investment income to the extent received in cash.

The investment income so included was, in each case, the investment income from our $150 million preferred equity investment in Mediacom Broadband. For purposes of determining our compliance with the covenants in our debt arrangements, Adjusted OIBDA includes investment income to the extent received in cash.

Adjusted OIBDA is one of the primary measures used by management to evaluate our performance and to forecast future results. It is also a significant performance measure in our annual incentive compensation programs. We believe Adjusted OIBDA is useful for investors because it enables them to assess our performance in a manner similar to the methods used by management, and provides a measure that can be used to analyze, value and compare us with other companies in the cable television industry, which may have different depreciation and amortization policies, as well as different non-cash, share-based compensation programs. Other cable companies may calculate their Adjusted OIBDA or similar measures differently, so such measures may not be directly comparable. We use similar measures in calculating compliance with the financial covenants of our debt arrangements. A limitation of Adjusted OIBDA is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures. Adjusted OIBDA also has the limitation of not reflecting the effect of our non-cash, share-based compensation charges.

Adjusted OIBDA should not be regarded as an alternative to either operating income or net income (loss) as an indicator of operating performance nor should it be considered in isolation or a substitute for financial measures prepared in accordance with GAAP. We believe that operating income is the most directly comparable GAAP financial measure to Adjusted OIBDA.

The following represents a reconciliation of Adjusted OIBDA to operating income (dollars in thousands):

	Year ended December 31,
	2009	2008	2007

Adjusted OIBDA	$233,136	$226,557	$205,346
Non-cash, share-based compensation and other share-based awards(A)	(565)	(429)	(453)
Depreciation and amortization	(112,084)	(109,883)	(113,597)

Operating income	$120,487	$116,245	$91,296

(A)	Includes approximately $9, $9 and $10 for the years ended December 31, 2009, 2008 and 2007, respectively, related to the issuance of other share-based awards.

(3)	Represents Adjusted OIBDA as a percentage of revenues.

(4)	The ratio of earnings to fixed charges was 1.52 and 1.07 for the year ended December 31, 2009 and 2008 respectively. Earnings were insufficient to cover fixed charges by $14.4 million for the year ended December 31, 2007.

(5)	Represents the estimated number of single residence homes, apartments and condominium units passed by our cable distribution network. Estimated homes passed are based on what we believe to be the best information reasonably available.

(6)	Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by the average cable rate charged to basic subscribers in that system. This conversion method is generally consistent with the methodology used in determining payments made to programmers. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for digital cable, HSD, phone or other services. Our methodology of calculating the number of basic subscribers may differ from those used by other companies offering similar services.

(7)	Represents customers receiving digital video services.

(8)	Represents residential HSD customers and small to medium-sized commercial cable modem accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts are converted to equivalent residential HSD customers by dividing their associated revenues by the applicable residential rate. Customers who take our scalable, fiber-based enterprise network products and services are not counted as HSD customers. Our methodology of calculating HSD customers may not be identical to those used by other companies offering similar services.

(9)	Represents customers receiving phone service. Small to medium sized commercial accounts are converted to equivalent residential phone customers by dividing their associated revenues by the applicable residential rate. Our methodology of calculating phone customers may not be identical to those used by other companies offering similar services.

(10)	Represents the sum of basic subscribers and digital, HSD and phone customers.

Risk factors

An investment in the exchange notes involves a high degree of risk. You should carefully consider the specific risk factors set forth below, as well as the other information set forth elsewhere in this prospectus, before deciding to participate in the exchange offer or make an investment in the exchange notes.

Risks related to the exchange offer

If you do not properly tender your original notes, you will continue to hold unregistered notes and your ability to transfer those original notes may be adversely affected.

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the offering memorandum distributed in connection with the private placement of the original notes. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws or if they are offered and sold under an exemption from those requirements. We do not plan to register the offer and resale of the original notes under the Securities Act, unless required to do so under the limited circumstances set forth in the registration rights agreement. A sale of the original notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities law may require the delivery of an opinion of counsel to us and the registrar or co-registrar for the original notes. In addition, the issuance of the exchange notes may adversely affect the liquidity of the trading market for untendered, or tendered but unaccepted, original notes. For further information regarding the consequences of not tendering your original notes in the exchange offer, see “The Exchange Offer—Consequences of Failure to Exchange.”

We will only issue exchange notes in exchange for original notes that you timely and properly tender into the exchange offer. Therefore, you should allow sufficient time to ensure timely delivery of your original notes and other required documents to the exchange agent and you should carefully follow the instructions on how to tender your original notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of original notes. We may waive any defects or irregularities with respect to your tender of original notes, but we are not required to do so and may not do so. We are not offering guaranteed delivery procedures in connection with the exchange offer. See “The Exchange Offer—Procedures for Tendering Original Notes.”

You may find it difficult to sell your exchange notes as there is no established market for them. If a market does develop, it may be highly volatile.

Because there is no public market for the exchange notes, you may not be able to resell them. The offer and sale of the exchange notes for original notes will be registered under the Securities Act but the exchange notes will constitute a new issue of securities with no established trading market. We do not intend to have the exchange notes listed on a national securities exchange. There can be no assurance that an active trading market for the exchange notes will develop, or if one does develop, that it will be sustained.

Historically, the market for non-investment grade debt has been highly volatile in terms of price. It is possible that the market for the exchange notes will also be volatile. This volatility in price may affect your ability to resell your exchange notes, the timing of their sale and any amount you receive for them. The trading market for the exchange notes may be adversely affected by:

•	changes in the overall market for non-investment grade securities;

•	changes in our financial performance or prospects;

•	changes in our credit rating;

•	changes in members of our management;

•	change in our auditors;

•	the prospects for companies in our industry generally;

•	the number of holders of the exchange notes;

•	any acquisitions or business combinations proposed or consummated by us or our competitors;

•	the interest of securities dealers in making a market for the exchange notes; and

•	prevailing interest rates and general economic conditions.

Prospective investors in the exchange notes should be aware that they may be required to bear the financial risk of their investment for an indefinite period of time.

Some holders who exchange their original notes may be deemed to be underwriters and hence subject to subsequent transfer restrictions.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the exchange notes. See “The Exchange Offer—Purpose and Effects of the Exchange Offer” and “Plan of Distribution.”

The exchange notes will be treated as having been issued with an original issue discount for U.S. federal income tax purposes, resulting in taxable income with no corresponding receipt of cash.

For U.S. federal income tax purposes, each exchange note should be treated as having been issued with “original issue discount” in the same amount as the original issue discount on the original note exchanged therefor. Each holder of an exchange note must include as gross income for federal income tax purposes a portion of such original issue discount for each day during each taxable year in which an exchange note is held even though there is no corresponding receipt of cash attributable to such income. See “Material United States Federal Income Tax Considerations.”

Risks relating to the notes

Our holding company structure results in our being dependent on our operating subsidiaries for the cash necessary to meet our payment obligations on the notes, and we cannot assure you that our subsidiaries will distribute such cash to us.

We are a holding company, meaning we do not have any operations or hold any assets other than our investments in, and our advances to, our wholly-owned subsidiaries. Our various operating subsidiaries conduct all of our consolidated operations and own virtually all of our operating assets. Our operating subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us.

The only source of cash that we have to fund our obligations under the notes (including, without limitation, the payment of interest on, and the repayment of principal of, the notes) is the cash that our operating subsidiaries generate from their operations and from borrowings under the subsidiary credit facility. The ability of our operating subsidiaries to make funds available to us in the form of dividends, loans, advances or other payments depends upon the operating results of those subsidiaries, applicable laws and contractual restrictions, including covenants under the subsidiary credit agreement (or any successor facility) that restrict the ability of our subsidiaries (the obligors thereunder) to make funds available to us. If our operating subsidiaries were unable to make funds available to us, then we may not be able to make payments of principal or interest due under the notes, or to repurchase notes upon the occurrence of a change of control or in connection with certain asset sales. If such an event occurred, we may be required to seek one or more alternatives, such as a refinancing of the notes or the debt of our operating subsidiaries at or before maturity, or raise additional capital through debt or equity issuance or both. If we were not able to successfully accomplish those tasks, then we may have to cancel or scale back future capital spending programs, or sell assets. There can be no assurance that any of the foregoing actions would be successful. Any inability to meet our debt service obligations on the notes or our other indebtedness, or to refinance such indebtedness, would materially adversely affect our business, financial condition, results of operations and liquidity.

We may not be able to generate enough cash to meet our payment obligations under the notes.

Our ability to make payments on and to refinance our consolidated debt, including the notes, and to fund planned capital expenditures depends on our ability to generate cash. This is subject, in part, to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that our businesses will generate sufficient cash flows from operations, or that future distributions from our operating subsidiaries will be available to us, in amounts sufficient to enable us to pay our consolidated indebtedness, including the notes, or to fund our other liquidity needs.

We may need to refinance all or a portion of our indebtedness, including the notes, at or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

You are not entitled to look to our parent Mediacom for payment of the notes in the event of an event of default by us.

Our parent and manager, Mediacom, is not a co-issuer of the notes and has not guaranteed the performance of our obligations under the notes. As a result, Mediacom does not have any obligations under the notes or the related indenture. Hence, in the event we default in our obligations under the notes and the indenture, holders of the notes will not have any recourse against Mediacom for repayment.

The notes are effectively subordinated to all debt and other liabilities of our subsidiaries.

The notes are not guaranteed by any of our subsidiaries. As a result, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries, including the debt under our subsidiary credit facility. If the maturity of the loans under our subsidiary credit facility were accelerated, our subsidiaries would have to repay all debt outstanding under that credit facility before they could distribute any assets or cash to us. Remedies to the lenders under our subsidiary credit facility could constitute events of default under the indenture governing the notes. If these remedies were exercised, the maturity of the notes could be accelerated, and our subsidiaries’ obligations under our subsidiary credit facility could be accelerated also. In such circumstances, there can be no assurance that our subsidiaries’ assets would be sufficient to repay all of their debt and to permit our subsidiaries then to make distributions to us to enable us to repay the notes. Claims of creditors of our subsidiaries, including general trade creditors, will except in limited circumstances have priority over holders of the notes as to the assets of our subsidiaries. Additionally, any right we may have to receive assets of any of our subsidiaries upon such subsidiary’s liquidation or reorganization will be effectively subordinated to the claims of the subsidiary’s creditors, except to the extent, if any, that we ourselves are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to the claims of such creditors who hold security in the assets of such subsidiary to the extent of the value of such assets and to the claims of such creditors who hold indebtedness of such subsidiary senior to that held by us. As of December 31, 2009, the aggregate amount of the debt and other liabilities of our subsidiaries reflected on our consolidated balance sheet as to which holders of the notes were effectively subordinated was approximately $1,398.0 million, and our subsidiaries had an additional $314.8 million of unused credit commitments under the revolving credit portion of the subsidiary credit facility. We amended our subsidiary credit facility on April 23, 2010 to, among other things, reduce the revolving credit commitments of our banks from $400 million to $304.2 million. As of the date of this prospectus, $293.9 million of revolving credit commitments was unused and available to be borrowed and used for general corporate purposes based on the terms and conditions of our amended subsidiary credit facility. Our subsidiaries may incur additional debt or other obligations in the future and the notes will be effectively subordinated to such debt or other obligations as well.

As a holding company our assets consist almost entirely of our ownership interests in our subsidiaries. As those ownership interests are pledged as collateral under our subsidiary credit facility, we cannot assure you of recourse to those assets following any event of default under the notes.

As a holding company our assets consist almost entirely of the ownership interests in our subsidiaries. All of our ownership interests in our subsidiaries are pledged as collateral under our subsidiary credit facility. Therefore, if we were unable to pay principal or interest on the notes, the ability of the holders of the notes to proceed against the ownership interests in our subsidiaries to satisfy such amounts would be subject to the prior satisfaction in full of all amounts owing under our subsidiary credit facility. Any action to proceed against such interests by or on behalf of the holders of notes would constitute an event of default under our subsidiary credit facility entitling the lenders thereunder to declare all amounts owing thereunder to be immediately due and payable. In addition, as secured creditors, the lenders under our subsidiary credit facility would control the disposition and sale of our ownership interests in our subsidiaries after an event of default under our subsidiary credit facility and would not be legally required to take into account the interests of our unsecured creditors, such as the holders of the notes, with respect to any such disposition or sale. There can be no assurance that our assets after the satisfaction of the claims of the secured creditors of our subsidiaries would be sufficient to satisfy any amounts owing with respect to the notes.

Under certain circumstances, federal and state laws may allow courts to void or subordinate claims with respect to the notes or to modify the contractual or structural relationship between different classes of creditors.

Under the federal Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a court could void claims with respect to the notes or subordinate them if, among other things, we, at the time the original notes were initially issued:

•	received less than reasonably equivalent value or fair consideration for the notes;

•	were insolvent or rendered insolvent by reason of the incurrence;

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they became due.

The measures of insolvency for purposes of these fraudulent or preferential transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent or preferential transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•	the present fair saleable value of our assets was less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they became absolute and mature; or

•	we could not pay our debts as they became due.

Based upon information available to us at the time we issued the original notes, we believe that the notes were incurred for fair value and in good faith.

In addition, if there were to be a bankruptcy of our parent and/or its other subsidiaries, creditors of our parent may attempt to make claims against us and our subsidiaries, including seeking substantive consolidation of our and our subsidiaries’ assets and liabilities with the liabilities of our parent, which (if successful) could have an adverse effect on holders of the notes and their recoveries in any bankruptcy proceeding.

We may not be able to fund a change of control offer.

In the event of a change of control (as defined in the indenture), we will be required, subject to certain conditions, to offer to purchase all outstanding notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. If a change of control were to occur as of the date of this prospectus, we would not have sufficient funds available to purchase all of the outstanding notes were they to all be tendered in response to an offer made as a result of a change of control. We cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future. Furthermore, certain change of control events would constitute an event of default under our subsidiary credit facility. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

If we fail to repurchase the notes upon a change of control, we will be in default under the indenture governing the notes. Any future debt that we incur may also contain restrictions on the repurchase of notes by us in the event of a change of control or similar event.

The change of control provisions of the indenture may not protect you in the event of a reorganization or merger in which we incur a large amount of debt.

The change of control provisions may not protect you in a transaction in which we incur a large amount of debt, including a reorganization, restructuring, merger or other similar transaction, because such a transaction may not involve any shift in voting power or beneficial ownership, or may not involve a shift large enough to trigger a change of control. The change of control provisions also will not protect you in a transaction in which we incur a large amount of debt even if there is a large shift in voting power or beneficial ownership if, after consummation of the transaction: (i) Mediacom remains our manager and Mr. Rocco B. Commisso remains the chief executive officer or chairman of Mediacom; (ii) Mr. Commisso, or a company controlled by him, becomes our manager; or (iii) Mr. Commisso becomes our chief executive officer or chairman.

We and our subsidiaries may incur substantially more debt, which could exacerbate the risks described above and the other risks described in this prospectus.

We and our subsidiaries may be able to incur substantial additional debt in the future. If we or our subsidiaries do so, the risks described above and the other risks described in this prospectus could intensify. The terms of the indenture governing the notes permit us and our subsidiaries to incur additional debt provided we comply with the leverage incurrence test described under “Description of Exchange Notes—Covenants—Limitation on Indebtedness.” As of the date of this prospectus, our subsidiaries had $293.9 million of unused credit commitments under the revolving credit portion of our subsidiary credit facility, available to be borrowed and used for general corporate purposes based on the terms and conditions of the subsidiary credit facility. We expect our subsidiaries to continue to borrow under this facility in the ordinary course of their business.

Mediacom Capital Corporation is not an operating company and has no independent cash flow.

Mediacom Capital Corporation is our wholly-owned subsidiary that was incorporated to accommodate the issuance of indebtedness by us. Mediacom Capital Corporation has no operations, revenues or cash flows and has no assets, liabilities or stockholders’ equity on its balance sheet, other than a $100 receivable from an affiliate and the same dollar amount of common stock on its consolidated balance sheets. You should not expect Mediacom Capital Corporation to participate in servicing the interest or principal obligations on the notes.

If a bankruptcy case were filed by or against us, the claims of holders of notes may be allowed in an amount less than such holders would have been entitled to receive under the indenture governing the notes.

If a bankruptcy case were filed by or against us under the U.S. Bankruptcy Code, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes (97.622%); and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purpose of the U.S. Bankruptcy Code as of the date of the bankruptcy filing.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Unsecured claims for unmatured interest are not allowed under the U.S. Bankruptcy Code. Accordingly, the claims of holders of the notes under such circumstances may be allowed in an amount less than such holders would be entitled to receive under the terms of the indenture governing the notes.

Risks related to our financial condition

We have substantial debt with restrictive financial and other covenants and we have significant interest payment requirements, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

We have a substantial amount of debt. As of December 31, 2009, our total debt was $1.510 billion. As a result, our debt service obligations require us to use a large portion of our revenues and cash flows to pay interest, thereby reducing our ability to finance our operations, capital expenditures and other activities. Our annual cash interest expense for the year ended December 31, 2009, was $104.3 million and our term loan principal payments were $31.3 million. The debt under our subsidiary credit facility has a variable rate of interest. The interest rate for borrowings under that facility is determined by the Eurodollar rate plus a margin or the base rate plus a margin, with the margin varying depending on the ratio of senior indebtedness (as defined) to annualized system cash flow (as defined) of the obligors. If additional debt were incurred under the subsidiary credit facility, the Eurodollar rate or base rate were to rise, our senior indebtedness were to rise and/or our system cash flow were to decrease, we would be required to pay additional interest expense, which would have an adverse affect on our results of operations.

The subsidiary credit facility requires compliance by our operating subsidiaries with certain financial and other covenants including, but not limited to, a ratio of senior indebtedness (as defined) to annualized system cash flow (as defined) of no more than 6.0 to 1.0 (which reduces to 5.5 to 1.0 commencing with the quarter ended December 31, 2011 and 5.0 to 1.0 commencing with the quarter ended December 31, 2012). Our leverage ratio, which is calculated on a quarterly basis, was 4.4 to 1.0 for the three months ended December 31, 2009. We also must maintain an interest coverage ratio of at least 2x (operating cash flow to interest expense (as defined)) as of the end of each fiscal quarter. The subsidiary credit facility also requires compliance with other covenants including, but not limited to, limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments and certain transactions with affiliates.

The notes contain financial and other covenants, though they are generally less restrictive than those found in our subsidiary credit facility. Principal covenants in the indenture include a limitation on the incurrence of additional indebtedness based upon a maximum ratio of total indebtedness (as defined) to annualized operating cash flow (as defined), of 8.5 to 1.0. Our ratio, which is calculated on a quarterly basis, was 6.0 to 1.0 for the three months ended December 31, 2009. The indenture for the notes also contains limitations on dividends, investments and distributions. Complying with these covenants may cause us to take actions that we otherwise would not take or cause us not to take actions that we otherwise would take. We cannot assure you that our business will generate sufficient cash flows to permit us to satisfy our financial covenants, meet our debt service obligations and repay our debt.

Our highly leveraged position exposes us to significant risks in the event of downturns in our business or further downturns in the economy. Our overall leverage could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limit our ability to adapt to changing market conditions;

•	restrict us from making strategic acquisitions or cause us to make divestitures;

•	require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the communications industry generally;

•	place us at a competitive disadvantage compared with competitors that have a less significant debt burden; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

Our business is very capital intensive, and requires significant annual outlays primarily for new digital video cable boxes and modems, and cable network and related infrastructure. In 2009, our capital expenditures were approximately $98 million. We expect these capital expenditures to continue to be significant over the next several years, as we continue to market our products and services to our customers.

We believe that cash generated by us or available to us will meet our anticipated capital and liquidity needs for the foreseeable future. However, in the longer term, specifically 2015 and beyond, we may not have enough cash available to satisfy our maturing term loans and the notes. Accordingly, we may have to refinance existing obligations to extend maturities, or raise additional capital through debt or equity issuances or both. There can be no assurance that we will be able to refinance our existing obligations or raise any required additional capital or to do so on favorable terms. If we do not successfully accomplish these tasks, then we may have to cancel or scale back future capital spending programs, or sell assets. Failure to make capital investments in our business could materially and adversely affect our ability to compete effectively.

We are exposed to risks caused by disruptions in the capital and credit markets, which could have an adverse effect on our business, financial condition and results of operations and our ability to service our debt.

We rely on the capital markets for senior note offerings and on the credit markets for bank credit arrangements to meet our financial commitments and liquidity needs. The U.S. economy has fallen into a deep recession, with major downturns in financial markets and the collapse or significant weakening of many banks and other financial institutions. The capital and credit markets tightened, making it more difficult for us and many companies to obtain financing at all or on terms comparable to those available over the past several years. Future disruptions in such markets could cause our counterparty banks to be unable to fulfill their commitments to us, potentially reducing amounts available to us under our revolving credit commitments, or subjecting us to greater credit risk with respect to our interest rate exchange agreements. At this time, we are not aware of any of our counterparty banks being in a position where they would be unable to fulfill their obligations to us. However, we are unable to predict future movements in the capital and credit markets or the underlying effects on our results of operations.

A default under the indenture governing the notes or under our subsidiary credit facility could result in an acceleration of our indebtedness and other material adverse effects.

The agreements and instruments governing the notes and our subsidiaries’ indebtedness contain financial and operating covenants. See “—We have substantial debt with restrictive financial and other covenants and we have significant interest payment requirements, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations” above. The breach of any of these covenants could cause a default, which may result in the indebtedness becoming immediately due and payable. If this were to occur, we would be unable to adequately finance our operations. In addition, a default could result in a default or acceleration of our other indebtedness subject to cross-default provisions. If this occurs, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing is available, it may not be on terms that are acceptable to us. The membership interests of our operating subsidiaries are pledged as collateral under the subsidiary credit facility. A default under our subsidiary credit facility could result in a foreclosure by the lenders on the membership interests pledged under that facility. Because we are dependent upon our operating subsidiaries for all of our cash flows, such a foreclosure would have a material adverse effect on our business, financial condition, results of operations and liquidity.

In the event of a liquidation or reorganization of any of our subsidiaries, the creditors of such subsidiaries, including trade creditors, would be entitled to a claim on the assets of such subsidiaries prior to our (or any other subsidiary of ours) claims as a stockholder, and those creditors are likely to be paid in full before any distribution is made to us (or such other subsidiary). To the extent that we, or any of our direct or indirect subsidiaries, are a creditor of a subsidiary, the claims of such creditor could be subordinated to any security interest in the assets of such subsidiary and/or any indebtedness of such subsidiary senior to that held by such creditor.

Our subsidiary credit facility imposes significant restrictions on our operations.

Our subsidiary credit facility contains covenants that restrict our operating subsidiaries’ ability to:

•	distribute funds or pay dividends to us;

•	incur additional indebtedness or issue additional equity;

•	repurchase or redeem equity interests and indebtedness;

•	pledge or sell assets or merge with another entity;

•	create liens; and

•	make certain capital expenditures, investments or acquisitions.

Complying with these covenants could cause us to take actions that we otherwise would not take or cause us not to take actions that we otherwise would take.

The ability of our subsidiaries to comply with the covenants in the subsidiary credit agreement may be affected by events beyond our control. If they were to breach any of these covenants, they would be in default under the subsidiary credit facility and they would be prohibited from making cash distributions to us.

Under certain circumstances, lenders could elect to declare all amounts borrowed under our subsidiary credit facility, together with accrued interest and other fees, to be due and payable. If that occurred, our obligations under the notes could also become payable immediately. Under such circumstances, we may not be able to repay such amounts.

We may not be able to obtain additional capital to continue the development of our business.

We have invested substantial capital for the upgrade, expansion and maintenance of our cable systems and the launch and expansion of new or additional products and services. While we have completed our planned system upgrades to the date of this prospectus, if there is accelerated growth in our video, HSD and voice products and services, or we decide to introduce other new advanced products and services, or the cost to provide these products and services increases, we may need to make unplanned additional capital expenditures. We may not be able to obtain the funds necessary to finance additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our results of operations would be adversely affected.

A lowering of the ratings assigned to our debt securities by ratings agencies may increase our future borrowing costs and reduce our access to capital.

Our future access to the debt markets and the terms and conditions we receive are influenced by our debt ratings. Our corporate credit ratings are B1, with a stable outlook, by Moody’s, and B+, with a stable outlook, by Standard and Poor’s. There can be no assurance that our debt ratings will not be lowered in the future by a rating agency. Any future downgrade to our credit ratings could result in higher interest rates on future debt issuance than we currently experience, or adversely impact our ability to raise additional funds.

We have a history of net losses and we may generate net losses in the future, which may limit our ability to attract financing.

We have a history of net losses, and may report net losses in the future. Although we reported net income of $51.8 million and $7.4 million for the years ended December 31, 2009 and 2008 on revenue of $637.4 million and $615.9 million, respectively, we reported net losses of $14.6 million, $19.4 million and $4.3 million on revenue of $565.9 million, $529.2 million, and $485.7 million, respectively, for the years ended December 31, 2007, 2006 and 2005. In general, our net losses have principally resulted from significant depreciation and amortization expenses associated with our acquisitions and capital expenditures related to expanding and upgrading our cable systems, as well as interest expense and other financing charges related to our indebtedness, and in some years losses on derivatives. Should we incur further net losses in the future, they may limit our ability to attract needed financing, and to do so on favorable terms, as such losses may prevent some investors from investing in our securities.

The ability of Mediacom to use net operating loss (“NOL”) carryforwards to reduce future tax payments could be negatively impacted if there is an “ownership change” as defined under Section 382 of the Internal Revenue Code, which could result in additional taxes requiring funds from us to pay.

As of December 31, 2009, Mediacom, our parent company, had approximately $2.4 billion of U.S. federal NOLs available to reduce taxable income in future years that expire between 2020 and 2029. Section 382 of the Internal Revenue Code (“Section 382”) imposes substantial limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change.” The determination of whether an ownership change occurs is complex and, to some extent, dependent on information that is not publicly available. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, Mediacom’s utilization of its pre-ownership change NOLs would be subject to an annual limitation under Section 382.

As a holding company, Mediacom relies on distributions from its subsidiaries, including us, to satisfy any federal income tax liability that is not offset by NOLs. Depending on the possible resulting limitations imposed by Section 382, Mediacom’s inability to utilize its U.S. federal NOLs may potentially accelerate cash tax payments by Mediacom, which would ultimately be funded by us and/or Mediacom Broadband, and thus adversely affect our results of operations and financial condition.

Impairment of our goodwill and other intangible assets could cause significant losses.

As of December 31, 2009, we had approximately $641.8 million of unamortized intangible assets, including goodwill of $24 million and franchise rights of $617 million on our consolidated balance sheet. These intangible assets represented approximately 41% of our total assets.

Accounting Standards Codification No. 350—Intangibles—Goodwill and Other (“ASC 350”) requires that goodwill and other intangible assets deemed to have indefinite useful lives, such as cable franchise rights, cease to be amortized. ASC 350 also requires that goodwill and certain intangible assets be tested at least annually for impairment. If we find that the carrying value of goodwill or cable franchise rights exceeds its fair value, we will reduce the carrying value of the goodwill or intangible asset to the fair value, and will recognize an impairment loss in our results of operations.

We follow the provisions of ASC 350 to test our goodwill and franchise rights for impairment. We assess the fair values of each cable system cluster using a discounted cash flow, or DCF, methodology, under which the fair value of cable franchise rights are determined in a direct manner. Our DCF analysis uses significant (Level 3) unobservable inputs, which is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies—Valuation and Impairment Testing of Indefinite-Lived Intangibles” elsewhere in this prospectus. This assessment involves significant judgment, including certain assumptions and estimates that determine future cash flow expectations and other future benefits, which are consistent with the expectations of buyers and sellers of cable systems in determining fair value. These assumptions and estimates include discount rates, estimated growth rates, terminal growth rates, comparable company data, revenues per customer, market penetration as a percentage of homes passed and operating margin. We also consider market transactions, market valuations, research analyst estimates and other valuations using multiples of operating income before depreciation and amortization to confirm the reasonableness of fair values determined by the DCF methodology.

Since a number of factors may influence determinations of fair value of intangible assets, we are unable to predict whether impairments of goodwill or other indefinite-lived intangibles will occur in the future. However, significant impairment in value resulting in impairment charges may result if the estimates and assumptions used in the fair value determination change in the future. Such impairment could be significant and could have an adverse effect on our business, financial condition and results of operations. Any such impairment would result in our recognizing a corresponding write-off, which could cause us to report a significant noncash operating loss. Our annual impairment analysis was performed as of October 1, 2009 and resulted in no impairment. We may be required to conduct an impairment analysis prior to our anniversary date to the extent certain economic or business factors are present.

Risks related to our operations

Our products and services face increasing competition that could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry.  In some instances, we face competitors with fewer regulatory burdens, easier access to financing, greater resources and operating capabilities, more brand name recognition and long-standing relationships with regulatory authorities and customers. Our principal competitors are DBS providers and local telephone companies. As a result of such competition, our revenue growth rates may slow or decline if our customer base erodes or our revenue per unit suffers, and we may also see increases in the cost of gaining and retaining customers.

DBS providers, principally DirecTV and DISH, are our most significant video competitors. We have lost a significant number of video subscribers to DBS providers in the past, and will continue to face challenges from them. Recently, the primary DBS providers have been very aggressive in their pricing policies. If these pricing and other aggressive promotional tactics persist, we may continue to face significant losses of video customers. See “Business—Competition—Direct Broadcast Satellite Providers.”

Certain local telephone companies, including AT&T and Verizon, continue to deploy fiber more extensively in their networks, allowing them to offer video, HSD and phone services to consumers in bundled packages similar to those which we currently offer. In some cases, DBS providers have marketing agreements under which local telephone companies sell DBS service bundled with their phone and HSD services. We also face competition from municipal entities that provide video, HSD and phone services. Many of the companies that provide content have increased their offerings of video streamed over the Internet, often accessed free of charge. If this trend continues, it could negatively impact demand for our video services. See “Business—Competition—Local Telephone Companies.”

Our HSD service faces competition from: local telephone companies utilizing their upgraded fiber networks and/or DSL lines; Wi-Fi, Wi-Max and wireless Internet services provided by wireless service providers; broadband over power line providers; and providers of traditional dial-up Internet access. Existing and potential competitors have applied for funds under the American Recovery and Reinvestment Act of 2009 (“Recovery Act”) economic stimulus programs, and will likely be eligible to apply for more going forward. If successful, these additional funds may allow them to build or expand facilities faster, and deploy existing and new services sooner, and to more areas, than they otherwise would.

Our phone service faces competition for voice customers from local telephone companies, wireless telephone service providers, VoIP services and others. Competition in phone service has intensified as more consumers are replacing their wireline service with wireless service.

Weak economic conditions may adversely impact our business, financial condition and results of operations.

Weak economic conditions persist, particularly unemployment and slack consumer demand. Most of our revenues are provided by residential customers who may downgrade their services, or discontinue some, or all of their services, if these economic conditions continue or further weaken.

If we are unable to keep pace with rapid technological change in our business, it could adversely affect our business and our results of operations.

We operate in a rapidly changing technological environment, and our success depends, in part, on our ability to enhance existing or adopt new technologies to maintain or improve our competitive positioning. It may be difficult to keep pace with future technological developments, and if we fail to choose technologies that provide products and services that are preferred by our customers and which are cost efficient to us, we may experience customer losses and our results of operations may be adversely affected.

The continuing increases in programming costs may have an adverse affect on our results of operations.

Programming costs have historically been our largest single expense category and have risen dramatically over the last several years. The largest increases have come from sports programming and, more recently, from broadcast stations in the form of retransmission consent fees. We expect programming costs to continue to grow in the coming years, largely as a result of increased unit costs charged by the satellite delivered networks we carry and increasing financial demands by local broadcast stations to obtain their retransmission consent. If we refuse to meet the demands of these broadcast station owners, or are unable to negotiate reasonable contracts with non-broadcast networks, we may not be able to transmit these stations, which may result in the loss of existing or potential additional subscribers. A significant portion of our programming contracts are up for renewal over the next 12 months.

Our profit margins from video services have declined over the last several years, as the cost to secure cable programming and broadcast station retransmission consent has outpaced our video revenue growth. If we are unable to increase subscriber rates or offer additional services to fully offset such increased programming costs, our video service margins will continue to deteriorate.

We may be unable to secure necessary hardware, software, telecommunications and operational support, which may impair our ability to provision and service our customers and adversely affect our business.

Third-party firms provide some of the components used in delivering our products and services, including digital set-top converter boxes, DVRs and VOD equipment; routers and other switching equipment; provisioning and other software; network connections for our phone services; fiber optic cable and construction services for expansion and upgrades of our networks and cable systems; and our customer billing platform. Some of these companies may hold leverage over us, considering that they are the sole supplier of certain products and services, or there may be a long lead time and/or significant expense required to transition to another provider. As a result, our operations depend on a successful relationship with these companies. Any delays or disruptions in the relationship as a result of contractual disagreements, operational or financial failures on the part of the suppliers, or other adverse events, could negatively affect our ability to effectively provision and service our customers. Demand for some of these items has increased with the general growth in demand for Internet and telecommunications services. We typically do not carry significant inventories, and therefore any delays in our ability to obtain equipment could impact our operations. Moreover, if there are no suppliers that are able to provide set-top converter boxes that comply with evolving Internet and telecommunications standards, or that are compatible with other equipment and software that we use, this could negatively affect our ability to effectively provision and service our customers. We also have outsourcing arrangements with certain telephony providers in connection with our provision of HSD and telephony services to our customers. We are in the process of transitioning our telephony services to an in-house platform, and unexpected delays or disruptions in the transition process may adversely affect our customers and our business.

We depend on network and information systems and other technologies. A disruption or failure in such systems and technologies could have a material adverse affect on our business, financial condition and results of operations.

Because of the importance of network and information systems and other technologies to our business, any events affecting these systems and technologies could have a devastating impact on our business. These events could include: computer hacking, computer viruses, worms or other disruptive software, process breakdowns, denial of service attacks and other malicious activities or any combination of the foregoing; and natural disasters, power outages and man-made disasters. Such occurrences may cause service disruptions, loss of customers and revenues and negative publicity, which may result in significant expenditures to repair or replace the damaged infrastructure, or protect from similar occurrences in the future. We may also be negatively affected by the illegal acquisition and dissemination of data and information, including customer, personnel, and vendor data, and this may require us to expend significant capital and other resources to remedy any such security breach.

Our business depends on certain intellectual property rights and on not infringing on the intellectual property rights of others.

We rely on our copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other parties, to use our technologies, conduct our operations and sell our products and services. Third parties have in the past, and may in the future, assert claims or initiate litigation related to purportedly exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents and the rapid rate of issuance of new patents, in some cases it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. Asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of proprietary rights with respect to our existing or future products and/or services or components of those products and/or services. Regardless of the merit of these claims, defending against them can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, results of operations, and financial condition could be materially and adversely effected.

Some of our cable systems operate in the Gulf Coast region, which historically has experienced severe hurricanes and tropical storms.

Cable systems serving approximately 19% of our subscribers are located on or near the Gulf Coast in Alabama, Florida and Mississippi. In 2004 and 2005, three hurricanes impacted these cable systems to varying degrees causing property damage, service interruption and loss of customers. If the Gulf Coast were to experience severe hurricanes in the future, this could adversely impact our results of operations in affected areas, causing us to experience higher than normal levels of expense and capital expenditures, as well as the potential loss of customers and revenues.

The loss of Mediacom’s key personnel could have a material adverse effect on our business.

Our success is substantially dependent upon the retention of, and the continued performance by, the key personnel of our manager, Mediacom, including Rocco B. Commisso, its Chairman and Chief Executive Officer. Our subsidiary credit facility provides that an event of default will occur if Mr. Commisso no longer beneficially owns at least a majority of the voting power of our ownership interests, unless (i) Mediacom continues to be our manager and Mr. Commisso continues to be its Chief Executive Officer or Chairman, (ii) Mr. Commisso (or a company controlled by him) becomes our manager or (iii) Mr. Commisso becomes and thereafter continues to be our chief executive officer or chairman. Mediacom has not entered into a long-term employment agreement with Mr. Commisso, nor does it currently maintain key man life insurance on Mr. Commisso or other key personnel. If any of our manager’s key personnel ceases to participate in our business and operations, it could have an adverse effect on our business, financial condition and results of operations

Risks related to legislative and regulatory matters

Changes in government regulations could adversely impact our business.

The cable industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our HSD and phone services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation, including the National Broadband Plan, are currently, or will be, the subject of judicial and administrative proceedings and legislative and administrative proposals, and lobbying efforts by us and our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws. The results of current or future judicial and administrative proceedings and legislative activities cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business. See “Business—Legislation and Regulation.”

Denials of franchise renewals or continued absence of franchise parity could adversely impact our business.

Where state-issued franchises are not available, local franchising authorities may demand concessions, or other commitments, as a condition to renewal, and these concessions or other commitments could be costly. Although the Cable Act affords certain protections, there is no assurance that we will not be compelled to meet the demands of local franchising authorities in order to obtain renewals.

Our cable systems are operated under non-exclusive franchises. As of December 31, 2009, approximately 9% of the estimated homes passed by our cable systems were served by other cable operators. Because of the Federal Communications Commission’s (“FCC”) actions to speed issuance of local competitive franchises and because many states in which we operate cable systems have adopted and other states may adopt legislation to allow others, including local telephone companies, to deliver services in competition with our cable service without obtaining equivalent local franchises, we may face not only increasing competition but we may be at a competitive disadvantage due to lack of regulatory parity. Any of these factors could adversely affect our business. See “Business—State and Local Legislation—Franchise Matters.”

Changes in carriage requirements could impose additional cost burdens on us.

Any change that increases the amount of content that we must carry on our cable systems can adversely impact our business by increasing our cost and limiting our ability to carry other programming more valued by our subscribers or limit our ability to provide other services. For example, if we are required to carry more than the primary stream of digital broadcast signals or if the FCC regulations are put into effect that require us to provide either very low cost or no cost commercial leased access, our business would be adversely affected. See “Business—Legislation and Regulation—Cable System Operations and Cable Services—Federal Regulation—Content Regulations.”

Pending FCC and court proceedings could adversely affect our HSD service.

The regulatory status of providing HSD service by cable companies remains uncertain. If the FCC imposes additional regulatory burdens or further restricts the methods we may employ to manage the operation of our network through new “network neutrality” obligations or otherwise, our costs would increase, we may be required to make additional capital expenditures and our business could be adversely affected. Future legislative or regulatory actions resulting from the FCC’s recommendations for the National Broadband Plan to Congress may set forth obligations on broadband providers that could also have adverse impacts on our business. See “Business—Legislation and Regulation—HSD Service—Federal Regulation.”

Our phone service may become subject to additional regulation, which may adversely affect our ability to provide a competitive phone service.

The regulatory treatment of VoIP phone services like those we and others offer remains uncertain. The FCC, Congress, the courts and the states continue to look at issues surrounding the provision of VoIP, including whether this service is properly classified as a telecommunications service or an information service. Any changes to existing law as it applies to VoIP or any determination that results in greater or different regulatory obligations than competing services could result in increased costs, reduce anticipated revenues or impede our ability to effectively compete or otherwise adversely affect our ability to conduct our telephony business. See “Business—Legislation and Regulation—Federal Regulation—Voice-over-Internet-Protocol Telephony.”

Changes in pole attachment regulations or actions by pole owners could significantly increase our pole attachment costs.

Our cable facilities are often attached to or use public utility poles, ducts or conduits. Significant change to the FCC’s long-standing pole attachment “cable rate” formula, increases in pole attachment costs as a result of our provision of Internet, VoIP or other services could increase our pole attachment costs. Our business, financial condition and results of operations could suffer a material adverse impact from any significant increased costs, and such increased pole attachment costs could discourage system upgrades and the introduction of new products and services. See “Business—Legislation and Regulation—Federal Regulation—Pole Attachment Regulation.”

Changes in compulsory copyright regulations could significantly increase our license fees.

If Congress enacts proposed revisions to the Copyright Act, it could impose oversight and conditions that could adversely affect our business. Additionally, the Copyright Office’s implementation of any such legislative changes could impose requirements on us or permit overly intrusive access to financial and operational records. Any future decision by Congress to eliminate the cable compulsory license, which would require us to obtain copyright licensing of all broadcast material at the source, would impose significant administrative burdens and additional costs that could adversely affect our business. See “Business—Legislation and Regulation—Cable System Operations and Cable Services—Federal Regulation—Copyright.”

Risks related to Mediacom’s Chairman and Chief Executive Officer’s controlling position

Mediacom’s Chairman and Chief Executive Officer has the ability to control all major corporate decisions, and a sale of his stock could result in a change of control that would have unpredictable effects.

Rocco B. Commisso, Mediacom’s Chairman and Chief Executive Officer, beneficially owned shares of its common stock representing approximately 87.2% of the aggregate voting power of all of its common stock as of December 31, 2009. As a result, Mr. Commisso generally has the ability to control the outcome of all matters requiring approval of Mediacom’s stockholders, including the election of its entire board of directors, the approval of any merger or consolidation and the sale of all or substantially all of its assets. Mr. Commisso’s control over our manager could result in his taking actions that are beneficial to him but not to the holders of notes.

The disposition by Mr. Commisso of a sufficient number of shares of Mediacom’s stock could result in a change in control of Mediacom and us. A change in control could result in a default under our debt arrangements, could require us to offer to repurchase our notes at 101% of their principal amount in compliance with the indenture, could trigger a variety of federal, state and local regulatory consent requirements and could potentially limit Mediacom’s utilization of its NOLs for income tax purposes. Any of the foregoing results could adversely affect our results of operations and financial condition.

Special note regarding forward-looking statements

Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs of future events and of our future financial performance, are forward-looking statements and should be evaluated as such. In some cases, you can identify these forward-looking statements by words such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will,” or the negative of those and other comparable words. These forward-looking statements are not guarantees of future performance or results, and are subject to risks and uncertainties that could cause actual results to differ materially from historical results or those we anticipate, many of which are beyond our control. Factors that may cause such differences to occur include, but are not limited to:

•	increased levels of competition from existing and new competitors;

•	lower demand for our video, high-speed data and phone services;

•	our ability to successfully introduce new products and services to meet customer demands and preferences;

•	changes in laws, regulatory requirements or technology that may cause us to incur additional costs and expenses;

•	greater than anticipated increases in programming costs and delivery expenses related to our products and services;

•	changes in assumptions underlying our critical accounting policies;

•	our ability to secure hardware, software and operational support for the delivery of products and services to our customers;

•	disruptions or failures of network and information systems upon which our business relies;

•	difficulties we may encounter in transitioning from one service platform to another;

•	our reliance on certain intellectual properties;

•	our ability to generate sufficient cash flow to meet our debt service obligations;

•	our ability to access the cash flows of our subsidiaries;

•	fluctuations in short term interest rates, which may cause our interest expense to vary from quarter to quarter; and

•	volatility in the capital and credit markets, which may impact our ability to refinance future debt maturities or provide funding for potential strategic transactions, on similar terms as we currently experience.

Please also read the “Risk Factors” section of this prospectus beginning on page 12, for additional factors that may cause our actual results to differ materially from historical results or those which may be inferred from any forward looking statements included in this prospectus. Statements included in this prospectus are based upon information known to us as of the date of this prospectus, and we assume no obligation to update or alter our forward-looking statements made in this prospectus, whether as a result of new information, future events or otherwise, except as required by applicable federal securities laws.

The exchange offer

This section of the prospectus describes the exchange offer. While we believe that the description covers the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire document for a complete understanding of the exchange offer.

Purpose and effects of the exchange offer

The purpose of the exchange offer is to satisfy our obligations under the registration rights agreement that we entered into with the initial purchasers of the original notes. We originally issued and sold $350,000,000 principal amount of original notes in a private placement on August 25, 2009. We did not register the offer and sale of the original notes in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A and Regulation S thereunder.

We are offering to exchange up to the entire $350,000,000 principal amount of original notes for a like principal amount of exchange notes.

Under the registration rights agreement, we are required, among other things, to:

•	file a registration statement on or prior to March 23, 2010 (the 210th day after the issue date of the original notes), registering the proposed offer and exchange of any and all original notes for registered exchange notes with substantially identical terms;

•	use our best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to July 21, 2010 (the 330th day after the issue date of the original notes); and

•	keep the exchange offer open for not less than 20 business days after the date notice thereof is mailed to holders of the original notes.

In addition, under certain circumstances, we may be required to use our best efforts to file a shelf registration statement to cover resales of original notes.

If we fail to comply with the requirements of the registration rights agreement the interest rate on the original notes may increase. Specifically, in the event that:

•	we did not file the registration statement on or before March 23, 2010 (within 210 days following the issue date of the original notes) (or, if we are otherwise required under the registration rights agreement to file a registration statement relating to a resale registration for the original notes, we do not so file such registration statement within 210 days following the date we become obligated to do so); or

•	the registration statement does not become effective on or before July 21, 2010 (within 330 days following the issue date of the original notes) (or, in the case of any such registration statement relating to a resale registration, such registration statement is not declared effective within 330 days following the date such registration statement was required to be filed); or

•	the exchange offer has not been consummated by August 20, 2010 (within 360 days after the issue date of the original notes); or

•	any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) or usable at any time that we are obligated to maintain the effectiveness thereof pursuant to the registration rights agreement

(any event referred to in the four clauses above being a “Registration Default”), then the per annum interest rate on the original notes will increase, for the period from the occurrence of the Registration Default until such time as the Registration Default is no longer in effect (at which time the interest rate will be reduced to its initial rate), by .25% of the principal amount of the notes during the first 90-day period following the occurrence and during the continuation of such Registration Default, which rate shall increase by an additional .25% for each subsequent 90-day period during which such Registration Default continues up to a maximum of 1.0% per annum (“Additional Interest”).

We have not requested, and do not intend to request, an interpretation by the staff of the SEC with respect to whether the exchange notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), we believe the exchange notes may be offered for resale, resold and otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act provided such holder meets the following conditions:

•	such holder is not a broker-dealer who purchased original notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

•	such holder is not our “affiliate,” and

•	such holder acquires exchange notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes.

If you do not satisfy all of the above conditions, you cannot participate in the exchange offer. Rather, in the absence of an exemption you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the original notes. Any holder that complies with such registration and prospectus delivery requirements may incur liabilities under the Securities Act for which the holder will not be entitled to indemnification from us.

A broker-dealer that has bought original notes for its own account as part of its market-making or other trading activities must deliver a prospectus in order to resell the exchange notes it receives therefor pursuant to the exchange offer. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for such purpose, and we have agreed in the registration rights agreement to make this prospectus available to such broker dealers for a period of 270 days after the completion of the exchange offer. See “Plan of Distribution.” Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of original notes in any jurisdiction in which this exchange offer or its acceptance would not comply with applicable state securities laws or applicable laws of a foreign jurisdiction.

Participation in the exchange offer is voluntary and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making your decision on whether to participate in the exchange offer.

Consequences of failure to exchange

Original notes that are not exchanged for exchange notes in the exchange offer will remain “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and will therefore continue to be subject to restrictions on transfer. Holders of such original notes will not be able to require us to register them under the Securities Act, except in the limited circumstances set forth in the registration rights agreement. Accordingly, following completion of the exchange offer any original notes that remain outstanding may not be offered, sold, pledged or otherwise transferred except:

(1) to us, upon redemption thereof or otherwise,

(2) so long as the original notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A,

(3) in an offshore transaction in accordance with Regulation S under the Securities Act,

(4) pursuant to an exemption from registration in accordance with Rule 144, if available, under the Securities Act,

(5) in reliance on another exemption from the registration requirements of the Securities Act, or

(6) pursuant to an effective registration statement under the Securities Act.

In all of the situations discussed above, the resale must be in compliance with the Securities Act, any applicable securities laws of any state of the United States and any applicable securities laws of any foreign country. Any resale of original notes will also be subject to certain requirements of the registrar or any co-registrar being met, including receipt by the registrar or co-registrar of a certification and, in the case of (3), (4) and (5) above, an opinion of counsel reasonably acceptable to us and the registrar and any co-registrar.

To the extent original notes are tendered and accepted in the exchange offer, the principal amount of outstanding original notes will decrease with a resulting decrease in the liquidity in the market therefor. Accordingly, the liquidity of the market of the original notes could be adversely affected following completion of the exchange offer. See “Risk Factors—Risks Related to the Exchange Offer—If you do not properly tender your original notes, you will continue to hold unregistered notes and your ability to transfer those original notes may be adversely affected.”

Terms of the exchange offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, a copy of which is attached to this prospectus as Annex A, we will accept any and all original notes validly tendered (and not withdrawn) on or prior to the Expiration Date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes accepted in the exchange offer. The exchange notes will accrue interest on the same terms as the original notes; however, holders of the original notes accepted for exchange will not receive accrued interest thereon at the time of exchange; rather, all accrued interest on the original notes will become obligations under the exchange notes. Holders may tender some or all of their original notes pursuant to the exchange offer. However, original notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 principal amount in excess thereof.

The form and terms of the exchange notes are the same as the form and terms of the original notes, except that:

•	the offer and sale of the exchange notes for the original notes will have been registered under the Securities Act, and the exchange notes will not bear legends restricting their transfer pursuant to the Securities Act, and

•	except as otherwise described above, holders of the exchange notes will not be entitled to any rights under the registration rights agreement.

The exchange notes will evidence the same debt as the original notes that they replace, and will be issued under, and be entitled to the benefits of, the indenture which governs the original notes, including the payment of principal and interest.

We are sending this prospectus and the letter of transmittal to holders of the original notes through the facilities of The Depositary Trust Company, or DTC, whose nominee, Cede & Co, is the registered holder of the original notes. The original notes are represented by permanent global notes in fully registered form, without coupons, which have been deposited with the trustee for the notes, as custodian for DTC. Ownership of beneficial interests in each global note is limited to persons who have accounts with DTC, or DTC participants, or persons who hold interests through DTC participants. The term “holder,” as used in this prospectus, means those DTC participants in whose name interests in the global notes are credited on the books of DTC, and those persons who hold interests through such DTC participants. The term “original notes,” as used in this prospectus, means such interests in the global notes. Like the original notes, the exchange notes will be deposited with the trustee for the notes as custodian for DTC, and registered in the name of Cede & Co., as nominee of DTC.

Holders of the original notes do not have any appraisal or dissenter’s rights under Delaware law or the indenture governing the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the requirements of the Exchange Act and the SEC’s rules and regulations thereunder.

We will be deemed to have accepted validly tendered original notes when, as and if we have given written notice thereof to the exchange agent, which is Law Debenture Trust Company of New York. The exchange agent will act as agent for the tendering holders of the original notes for the purposes of receiving the exchange notes. The exchange notes delivered in the exchange offer will be issued promptly following our acceptance for exchange of original notes.

If any tendered original notes are not accepted for exchange because they do not comply with the procedures set forth in this prospectus and the accompanying letter of transmittal, our withdrawal of the exchange offer, the occurrence of certain other events set forth herein or otherwise, such unaccepted original notes will be returned, without expense, to the tendering holder promptly after the Expiration Date or our withdrawal of the exchange offer. Any acceptance, waiver of default or a rejection of a tender of original notes shall be at our discretion and shall be conclusive, final and binding.

Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the original notes in the exchange offer. We will pay all charges and expenses, other than certain taxes, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration date; extensions; amendments

The term “Expiration Date” with respect to the exchange offer means 5:00 p.m., New York City time, on June 1, 2010 unless we, in our sole discretion, extend the exchange offer, in which case the term “Expiration Date” shall mean the latest date and time to which the exchange offer is extended.

If we extend the exchange offer, we will notify the exchange agent of any extension by written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, no later than on the next business day after the previously scheduled Expiration Date.

We reserve the right, in our sole discretion,

•	to extend the exchange offer,

•	if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer or waive any conditions that have not been satisfied, or

•	to amend the terms of the exchange offer in any manner.

We may effect any such extension, waiver, termination or amendment by giving written notice thereof to the exchange agent.

Except as specified in the second paragraph under this heading, we will make a public announcement of any such extension, termination, amendment or waiver as promptly as practicable. If we amend or waive any condition of the exchange offer in a manner determined by us to constitute a material change to the exchange offer, we will promptly disclose such amendment or waiver in a prospectus supplement that will be distributed to the holders of the original notes. The exchange offer will then be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment or waiver and the manner of disclosure to the registered holders.

We will make a timely release of a public announcement of any extension, termination, amendment or waiver to the exchange offer to an appropriate news agency.

Procedures for tendering original notes

Tenders of Original Notes; Book-Entry Delivery Procedure.  All of the original notes are held in book-entry form, and tenders may only be made through DTC’s Book-Entry Transfer Facility.

The exchange agent will establish an account with respect to the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC that wishes to participate in the exchange offer may make book-entry delivery of the original notes by causing DTC to transfer such original notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. The confirmation of a book-entry transfer into the exchange agent’s account at DTC is referred to as a “Book-Entry Confirmation.” In addition, DTC participants on or before the Expiration Date must either:

•	properly complete and duly execute the letter of transmittal (or a facsimile thereof), and any other documents required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or such facsimile, with any required signature guarantees, to the exchange agent at one or more of its addresses below, or

•	transmit their acceptance through DTC’s Automated Tender Offer Program, or ATOP, for which the exchange offer is eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message to the exchange agent for its acceptance.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the original notes that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant

Although delivery of original notes is to be effected through book-entry at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth below on or prior to the Expiration Date. Delivery of the letter of transmittal or other required documents to DTC does not constitute delivery to the exchange agent.

The tender by a holder of original notes pursuant to the procedures set forth above will constitute the tendering holder’s acceptance of all of the terms and conditions of the exchange offer. Our acceptance for exchange of original notes tendered pursuant to the procedures described above will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders are authorized to tender their original notes.

The method of delivery of original notes and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance or Agent’s Message transmitted through ATOP, is at the election and risk of the persons tendering original notes and delivering letters of transmittal. If you use ATOP, you must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on or prior to the Expiration Date. Tender and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail, postage prepaid, with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the exchange agent prior to such date.

Except as provided below, unless the original notes being tendered are delivered to the exchange agent on or prior to the Expiration Date (accompanied by a completed and duly executed letter of transmittal or a properly transmitted Agent’s Message), we may, at our option, reject the tender of such original notes. The exchange of exchange notes for original notes will be made only against the tendered original notes, which must be deposited with the exchange agent prior to or on the Expiration Date, and receipt by the exchange agent of all other required documents prior to or on the Expiration Date.

Tender of Original Notes Held Through a Nominee.  If you beneficially own original notes through a bank, depository, broker, trust company or other nominee and wish to tender your original notes, you must instruct such holder to cause your original notes to be tendered on your behalf. A letter of instruction from your bank, depository, broker, trust company or other nominee may be included in the materials provided along with this prospectus, which the beneficial owner may use to instruct its nominee to effect the tender of the original notes of the beneficial owner.

Signature Guarantees.  Signatures on all letters of transmittal must be guaranteed by a recognized member of the Medallion Signature Guarantee Program or by any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an “Eligible Institution”), unless the original notes tendered thereby are tendered (1) by a participant in DTC whose name appears on a DTC security position listing as the owner of such original notes who has not completed either the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or (2) for the account of an Eligible Institution. See Instructions 1 and 4 of the letter of transmittal. If the original notes are in the name of a person other than the signer of the letter of transmittal or if original notes not accepted for exchange or not tendered are to be returned to a person other than the holder of such original notes, then the signatures on the letter of transmittal accompanying the tendered original notes must be guaranteed by an Eligible Institution as described above. See Instructions 1 and 4 of the letter of transmittal.

No Guaranteed Delivery Procedures.  No guaranteed delivery procedures are being made available in connection with the exchange offer. Therefore, to participate in the exchange offer your original notes must be transferred into the exchange agent’s account at DTC, and the exchange agent must receive a properly completed and duly executed letter of transmittal (and any other required documents) or an Agent’s Message transmitted through ATOP, in each case on or prior to the Expiration Date.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered original notes will be determined by us, which determination will be conclusive, final and binding. Alternative, conditional or contingent tenders of original notes will not be considered valid and may be rejected by us. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of our counsel, would be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. The interpretation of the terms and conditions of our exchange offer (including the instructions in the letter of transmittal) by us will be conclusive, final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of original notes through the exchange agent, neither we, the exchange agent nor any other person is under any duty to give such notice, nor shall they incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any original notes tendered into the exchange agent’s account at DTC that are not validly tendered and as to which the defects or irregularities have not been cured or waived within the timeframes established by us in our sole discretion, if any, or if original notes are submitted in a principal amount greater than the principal amount of original notes being tendered by such tendering holder, such unaccepted or non-exchanged original notes will be credited back to the account maintained by the applicable DTC participant with such book-entry transfer facility.

Withdrawal of tenders

Tenders of original notes in the exchange offer may be withdrawn at any time on or prior to the Expiration Date.

To be effective, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn original notes and must otherwise comply with DTC’s procedures.

If the original notes to be withdrawn have been identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon the exchange agent’s receipt of written or facsimile notice of withdrawal even if physical release is not yet effected. A withdrawal of original notes can only be accomplished in accordance with these procedures. Any failure to follow these procedures will not result in any original notes being withdrawn. The company and the exchange agent may reject any withdrawal request not in accordance with these procedures.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, which determination shall be final and binding on all parties. No withdrawal of original notes will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation, nor shall we or they incur any liability for failure to give any such notification. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the original notes so withdrawn are retendered on or prior to the Expiration Date. Properly withdrawn original notes may be retendered by following the procedures described above under “—Procedures for Tendering Original Notes” at any time on or prior to the Expiration Date.

Any original notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the holder thereof unless otherwise provided in the letter of transmittal, promptly following the Expiration Date or, if so requested in the notice of withdrawal, promptly after receipt by us of notice of withdrawal without cost to such holder.

Conditions to the exchange offer

The exchange offer will not be subject to any conditions, other than:

•	that the exchange offer, or the making of any exchange by a holder of original notes, does not violate applicable law or any applicable interpretation of the staff of the SEC;

•	that applicable interpretations of the staff of the SEC regarding exchange offers of the type contemplated by this prospectus shall not have been changed, such that the exchange notes would not be generally free of the transfer restrictions of the Securities Act following consummation of the exchange offer;

•	the due tendering of original notes and the delivery to the exchange agent of the letter of transmittal or an Agent’s Message (and all other required documents) in accordance with the exchange offer; and

•	that each holder of the original notes exchanged in the exchange offer shall have represented that all exchange notes to be received by it shall be acquired in the ordinary course of its business and that at the time of the consummation of the exchange offer it shall have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or Staff interpretations to render the use of Form S-4 or other appropriate form under the Securities Act available.

If we determine in our reasonable discretion that any of the conditions to the exchange offer are not satisfied, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders,

•	terminate the exchange offer,

•	extend the exchange offer and retain all original notes tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such original notes, or

•	waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered original notes which have not been withdrawn.

If our waiver of an unsatisfied condition constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders of the original notes, and will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

Exchange agent

Law Debenture Trust Company of New York, the trustee under the indenture governing the notes, has been appointed as exchange agent for the exchange offer. The exchange agent will not be (i) liable for any act or omission unless such act constitutes its own gross negligence or bad faith and in no event will the exchange agent be liable to a security holder, Mediacom LLC, Mediacom Capital Corporation or any third party for special, indirect or consequential damages, or lost profits, arising in connection with the exchange offer or its duties and responsibilities related to the exchange offer; (ii) obligated to take any legal action with respect to the exchange offer which might in its judgment involve any expense or liability, unless it will be furnished with indemnity satisfactory to it; and (iii) liable or responsible for any statement contained in this prospectus.

Each of Mediacom LLC and Mediacom Capital Corporation will indemnify the exchange agent with respect to certain matters relating to the exchange offer.

You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for other documents to the exchange agent as follows:

Delivery by Registered or Certified Mail:

Law Debenture Trust Company of New York
400 Madison Avenue, 4th Floor
New York, New York 10017
Attention: Corporate Trust Department/Mediacom

Overnight Delivery or Regular Mail:

Law Debenture Trust Company of New York
400 Madison Avenue, 4th Floor
New York, New York 10017
Attention: Corporate Trust Department/Mediacom

To Confirm by Telephone or for Information:

(212) 750-6474

Facsimile Transmissions:

(212) 750-1361

Fees and expenses

We will bear the expenses of soliciting tenders.  The principal solicitation is being made by mail by the exchange agent; however, additional solicitation may be made by telecopy, telephone or in person by our or our affiliates’ officers and regular employees.

No dealer-manager has been retained in connection with the exchange offer and no payments will be made to brokers, dealers or others soliciting acceptance of the exchange offer. However, reasonable and customary fees will be paid to the exchange agent for its services and it will be reimbursed for its reasonable out-of-pocket expenses.

Our out-of-pocket expenses for the exchange offer will include fees and expenses of the exchange agent and the trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of the original notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the original notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the tendering holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting treatment for the exchange offer

The exchange notes will be recorded at the carrying value of the original notes and no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Use of proceeds

The exchange offer is intended to satisfy our obligations under the registration rights agreement relating to the original notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, outstanding original notes in like principal amount. We will cancel all original notes tendered in exchange for exchange notes in the exchange offer. The exchange notes will accrue interest on the same terms as the original notes, and all accrued interest on the original notes will become obligations under the exchange notes. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness or in the early payment of interest.

The net proceeds from the sale of the original notes on August 25, 2009 were approximately $334.9 million. We used the proceeds from the original notes to fund a portion of the debt tender offers described under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—New Financings” and to pay related fees and expenses.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2009. The issuance of the exchange notes will not result in any change in our outstanding indebtedness. This table should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(unaudited)
As of
(amounts in thousands)	December 31, 2009

Cash	$8,868

Debt:
Subsidiary Credit Facility (including current maturities)(1)	1,160,000
9.125% Senior Notes due 2019	350,000

Total debt	1,510,000

Total members’ deficit	(190,987)

Total capitalization	$1,319,013

(1)	As of December 31, 2009, our subsidiaries had approximately $314.8 million of unused credit commitments under the revolving credit portion of the subsidiary credit facility.

Selected historical consolidated financial and operating data

We set forth in the table below our selected historical consolidated financial and subscriber data. The selected historical balance sheet data as of December 31, 2009 and 2008 and the selected statement of operations and cash flow data for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The other selected balance sheet, statement of operations and cash flow data set forth in the table below have been derived from other consolidated financial statements that are not included in this prospectus.

The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	(unaudited)
	Year ended December 31,
(amounts in thousands, except per share data and operating data)	2009	2008	2007	2006(11)	2005

Statement of Operations Data:
Revenues	$637,375	$615,859	$565,913	$529,156	$485,705
Costs and expenses:
Service costs	283,167	267,321	245,968	222,334	199,568
Selling, general and administrative expenses	109,829	110,605	104,694	101,149	94,313
Management fee expense—parent	11,808	11,805	10,358	9,747	10,048
Depreciation and amortization	112,084	109,883	113,597	104,678	101,467

Operating income	120,487	116,245	91,296	91,248	80,309
Interest expense, net	(89,829)	(99,639)	(118,386)	(112,895)	(102,000)
Loss on early extinguishment of debt	(5,790)	—	—	(4,624)	(4,742)
Gain (loss) gain on derivative, net	13,121	(23,321)	(9,951)	(7,080)	5,917
Gain on sale of assets and investments, net	—	—	—	—	2,628
(Loss) gain on sale of cable systems, net	(377)	(170)	8,826	—	—
Investment income from affiliate(1)	18,000	18,000	18,000	18,000	18,000
Other expense, net	(3,794)	(3,726)	(4,411)	(4,068)	(4,406)

Net income (loss)	$51,818	$7,389	$(14,626)	$(19,419)	$(4,294)

Balance Sheet Data (end of period):
Total assets	$1,568,220	$1,499,125	$1,467,146	$1,486,383	$1,492,010
Total debt	$1,510,000	$1,520,000	$1,505,500	$1,548,356	$1,468,781
Total member’s deficit	$(190,987)	$(304,261)	$(267,650)	$(251,020)	$(123,601)
Cash Flow Data:
Net cash flows provided by (used in):
Operating activities	$134,409	$186,383	$103,927	133,394	$111,333
Investing activities	$(98,213)	$(141,695)	$(83,469)	(99,911)	$(109,718)
Financing activities	$(37,388)	$(44,213)	$(22,374)	(28,448)	$(7,280)
Other Data:
Adjusted OIBDA(2)	$233,136	$226,557	$205,346	$196,337	$181,916
Adjusted OIBDA margin(3)	36.6%	36.8%	36.3%	37.1%	37.4%
Ratio of earnings to fixed charges(4)	1.52	1.07	—	—	—
Operating Data: (end of period)
Estimated homes passed(5)	1,286,000	1,370,000	1,360,000	1,355,000	1,347,000
Basic subscribers(6)	548,000	601,000	604,000	629,000	650,000
Digital customers(7)	300,000	288,000	240,000	224,000	205,000
HSD customers(8)	350,000	337,000	299,000	258,000	212,000
Phone customers(9)	135,000	114,000	79,000	34,000	4,500
RGUs(10)	1,333,000	1,340,000	1,222,000	1,145,000	1,071,500

(1)	Investment income from affiliate represents the investment income on our $150.0 million preferred equity investment in Mediacom Broadband. See Note 11 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)	“Adjusted OIBDA” is not a financial measure calculated in accordance with generally accepted accounting principles (GAAP) in the United States. We define Adjusted OIBDA as operating income before depreciation and amortization and non-cash, share-based compensation charges. The foregoing definition is different than that presented in the offering memorandum, dated August 11, 2009, relating to the offer and sale of the original notes, where the presentation of Adjusted OIBDA also included investment income to the extent received in cash. The investment income so included was, in each case, the investment income from our $150 million preferred equity investment in Mediacom Broadband. For purposes of determining our compliance with the covenants in our debt arrangements, Adjusted OIBDA includes investment income to the extent received in cash.

Adjusted OIBDA is one of the primary measures used by management to evaluate our performance and to forecast future results. It is also a significant performance measure in our annual incentive compensation programs. We believe Adjusted OIBDA is useful for investors because it enables them to access our performance in a manner similar to the methods used by management, and provides a measure that can be used to analyze, value and compare the companies in the cable industry, which may have different depreciation and amortization policies, as well as different non-cash, share-based compensation programs. We use similar measures in calculating compliance with the covenants of our debt arrangements. A limitation of Adjusted OIBDA is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of our non-cash, share-based compensation charges.

Adjusted OIBDA should not be regarded as an alternative to either operating income or net income (loss) as an indicator of operating performance nor should it be considered in isolation or a substitute for financial measures prepared in accordance with GAAP. We believe that operating income is the most directly comparable GAAP financial measure to Adjusted OIBDA.

The following represents a reconciliation of Adjusted OIBDA to operating income (dollars in thousands):

	Year ended December 31,
	2009	2008	2007	2006	2005

Adjusted OIBDA	$233,136	$226,557	$205,346	$196,337	$181,916
Non-cash, share-based compensation charges(a)	(565)	(429)	(453)	(411)	(140)
Depreciation and amortization	(112,084)	(109,883)	(113,597)	(104,678)	(101,467)

Operating income	$120,487	$116,245	$91,296	$91,248	$80,309

(A)	Included approximately $9, $9, $10, $28 and $23 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively, related to the issuance of other share-based awards.

(3)	Represents Adjusted OIBDA as a percentage of revenues.

(4)	The ratio of earnings to fixed charges was 1.52 and 1.07 for the year ended December 31, 2009 and 2008 respectively. Earnings were insufficient to cover fixed charges by $14.4 million, $19.6 million and $4.9 million for the years ended December 31, 2007, 2006, and 2005, respectively.

(5)	Represents the estimated number of single residence homes, apartments and condominium units passed by our cable distribution network. Estimated homes passed are based on what we believe to be the best information reasonably available.

(6)	Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by the average cable rate charged to basic subscribers in that system. This conversion method is generally consistent with the methodology used in determining payments to programmers. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for digital cable, HSD, phone or other services. Our methodology of calculating the number of basic subscribers may not be identical to those used by other companies offering similar services.

(7)	Represents customers receiving digital video services.

(8)	Represents residential HSD customers and small to medium-sized commercial cable modem accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts are converted to equivalent residential HSD customers by dividing their associated revenues by the applicable residential rate. Customers who take our scalable, fiber-based enterprise network products and services are not counted as HSD customers. Our methodology of calculating HSD customers may not be identical to those used by other companies offering similar services.

(9)	Represents customers receiving phone service. Small to medium-sized commercial accounts are converted to equivalent residential phone customers by dividing their associated revenues by the applicable residential rate. Our methodology of calculating phone customers may not be identical to those used by other companies offering similar services..

(10)	Represents the sum of basic subscribers and digital, HSD and phone customers.

(11)	Effective January 1, 2006, we adopted ASC 718—Compensation—Stock Compensation (“ASC 718”) (formerly SFAS No. 123(R)—Share-Based Payment). See Note 9 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Management’s discussion and analysis of
financial condition and results of operations

The following discussion includes forward-looking statements that are based on our current expectations. Actual results in future periods may differ materially from those expressed or implied by our forward looking statements because of a number of risks and uncertainties. For a discussion of risk factors affecting our business and prospects, see “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Overview

Mediacom LLC

We own and operate cable systems serving smaller cities and towns in the United States. We offer a compelling variety of advanced products and services to our customers, made possible by investments in our interactive fiber networks which have boosted their capacity, capability and reliability. Through our interactive broadband network, we provide our customers with a wide variety of advanced products and services, including video services, such as video-on-demand, HDTV, DVRs, HSD and phone service. We offer our bundle of video, HSD and phone over a single communications platform, a significant advantage over most competitors in our service areas.

As of December 31, 2009, we served approximately 548,000 basic subscribers, 300,000 digital video customers or digital customers, 350,000 HSD customers and 135,000 phone customers, aggregating 1.33 million RGUs. As of the same date, we offered our bundle of primary services consisting of video, HSD and phone service to about 87% of the estimated homes that our network passes.

Our manager

We are a wholly-owned subsidiary of Mediacom Communications Corporation, who is also our manager. Mediacom is the nation’s seventh largest cable company based on the number of customers who purchase one or more video services, also known as basic subscribers. Mediacom is among the leading cable operators focused on serving the smaller cities in the United States, such as Des Moines, Iowa and Springfield, Missouri, with a significant customer concentration in the Midwestern and Southeastern regions.

As of December 31, 2009, Mediacom’s cable systems, which are owned and operated through our operating subsidiaries and those of Mediacom Broadband, passed an estimated 2.80 million homes in 22 states. Mediacom Broadband is also a wholly-owned subsidiary of our manager. As of the same date, Mediacom served approximately 1.24 million basic subscribers, 678,000 digital video customers, 778,000 HSD customers and 287,000 phone customers, aggregating 2.98 million RGUs. Mediacom also provides communications services to commercial and large enterprise customers, and sell advertising time they receive under their programming license agreements to local, regional and national advertisers.

Mediacom is a publicly-owned company, and its Class A common stock is listed on The Nasdaq Global Select Market under the symbol “MCCC.” Mediacom was founded by Rocco B. Commisso, its Chairman and Chief Executive Officer, who beneficially owned shares representing the majority of the aggregate voting power of Mediacom common stock outstanding as of the date of this prospectus. Mediacom is not an obligor on, or a guarantor of, the notes and has no obligations under the indenture with respect to the notes.

Mediacom Capital Corporation

Mediacom Capital Corporation is our wholly-owned subsidiary that was incorporated to accommodate the issuance of indebtedness by us. Mediacom Capital Corporation has no operations, revenues or cash flows and has no assets, liabilities or stockholders’ equity on its balance sheet, other than a $100 receivable from an affiliate and the same dollar amount of common stock on its consolidated balance sheets. Therefore, no separate financial data, or discussion, is presented for this entity.

Recent developments

Mediacom exchange transaction; transfer agreement

On September 7, 2008, Mediacom entered into the Exchange Agreement with Shivers and STOC, both affiliates of Morris Communications. On February 13, 2009, Mediacom completed the Exchange Agreement pursuant to which it exchanged 100% of the shares of stock of a wholly-owned subsidiary, which held approximately $110 million of cash and non-strategic cable systems serving approximately 25,000 basic subscribers contributed to Mediacom by us, for 28,309,674 shares of Mediacom Class A common stock held by Shivers.

On February 11, 2009, certain of our operating subsidiaries executed the Transfer Agreement with Mediacom and the operating subsidiaries of Mediacom Broadband, a wholly owned subsidiary of Mediacom, pursuant to which certain of our cable systems located in Florida, Illinois, Iowa, Kansas, Missouri and Wisconsin would be exchanged for certain of Mediacom Broadband’s cable systems located in Illinois and a cash payment of $8.2 million, which we refer to as the Asset Transfer. The Asset Transfer was completed on February 13, 2009, which we refer to as the transfer date. The net effect of the Asset Transfer on our subscriber and customer base was the reduction of 3,700 basic subscribers and the addition of 1,000 digital customers, 1,000 HSD customers and 600 phone customers. We believe the Asset Transfer better aligned our customer base geographically, making our cable systems more clustered and allowing for more effective management, administration, controls and reporting of our field operations.

As part of the Transfer Agreement, we contributed to Mediacom cable systems located in Western North Carolina, which we refer to as the WNC Systems. The WNC Systems served approximately 25,000 basic subscribers, 10,000 digital customers, 13,000 HSD customers and 3,000 phone customers, or an aggregate 51,000 RGUs. During the year ended December 31, 2008, the WNC Systems recognized $22.5 million of total revenues, $11.4 million of service costs, $4.2 million of selling, general and administrative expenses and $4.6 million of depreciation and amortization, or $2.2 million of operating income. These cable systems were part of the Exchange Agreement referred to above. In connection therewith, we received a $74 million cash contribution on February 12, 2009 from Mediacom, with such funds having been contributed to Mediacom by Mediacom Broadband on the same date.

In total, we received $82.2 million under the Transfer Agreement, which we refer to as the Transfer Proceeds, which were used by us to repay a portion of the outstanding balance under the revolving commitments of our subsidiary credit facility.

On February 12, 2009, after giving effect to the debt repayment funded by the Transfer Proceeds, our operating subsidiaries borrowed approximately $110 million under the revolving commitments of our subsidiary credit facility. This represented net new borrowings of approximately $28 million after taking into account the Transfer Proceeds. On February 12, 2009, we contributed approximately $110 million to Mediacom to fund its cash obligation under the Exchange Agreement with Shivers and STOC.

Year-over-year comparisons of revenues and expenses for the year ended December 31, 2009 are generally understated in the case of increases, and overstated in the case of decreases, than would have occurred if the WNC Systems Transfer did not take place. All 2009 comparisons to prior year results are on an actual basis, and instances where the inclusion of the WNC Systems in the results of operations in the prior year had an offsetting impact are noted as the “impact of the WNC Systems Transfer.”

The results of operations of the cable systems transferred under the Asset Transfer were substantially similar during 2008, and thus did not have a meaningful offsetting impact on 2009 comparisons to prior year periods. The net effects of the Transfer Agreement were the reduction of 28,700 basic subscribers, 9,000 digital customers, 12,000 HSD customers and 2,400 phone customers. Such effects are not included in discussions of annual subscriber and customer gains and losses, and are referred to as the “effect of the Transfer Agreement.”

In addition, we recognized an additional $5.5 million in revenues and $1.7 million of net income, for the period January 1, 2009 through the transfer date, because we recorded the results of operations we received as part of the Asset Transfer, as if the transfer date was January 1, 2009. For purposes of this discussion, additional revenues and expenses resulting from the accounting treatment of the Asset Transfer are referred to as “related to the Asset Transfer.” See Note 7 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

New financings

On August 25, 2009, we entered into an incremental facility agreement providing for a new term loan D under our subsidiary credit facility in the principal amount of $300.0 million. On the same date, we issued the original notes in the aggregate principal amount of $350.0 million. Net proceeds from of the original notes and borrowings under term loan D were an aggregate of $626.1 million, after giving effect to original issue discount and financing costs, were used to fund tender offers for, and the redemption of, our 7 7/8% notes and 9 1/2% notes. See Note 5 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

On April 23, 2010, we entered into an incremental facility agreement providing for a new term loan E under our subsidiary credit facility in the principal amount of $250.0 million. Net proceeds from the borrowings under term loan E were an aggregate of $243.4 million, after giving effect to the original issue discount of $1.3 million and financing and other costs of $5.3 million, which we used to repay term loan A under our subsidiary credit facility in the principal amount of $143.5 million and borrowings outstanding under the revolver portion of our subsidiary credit facility in the principal amount of $82.1 million. On the same date, we entered into an amendment to our subsidiary credit facility which, among other things, reduced the revolving loan portion of our subsidiary credit facility from $400 million to $304.2 million, and extended the expiration date for $225.2 million in revolving credit commitments from September 30, 2011 to December 31, 2014 (subject to an earlier expiration date of June 30,

2014, if our term loan C is not repaid before then). The remaining revolving credit commitments will expire on September 30, 2011.

Revenues, costs and expenses

Video revenues primarily represent monthly subscription fees charged to customers for our core cable products and services (including basic and digital cable programming services, wire maintenance, equipment rental and services to commercial establishments), pay-per-view charges, installation, reconnection and late payment fees, franchise fees and other ancillary revenues. HSD revenues primarily represent monthly fees charged to customers, including small to medium sized commercial establishments, for our HSD products and services and equipment rental fees, as well as fees charged to large-sized businesses for our scalable, fiber- based enterprise network products and services. Phone revenues primarily represent monthly fees charged to customers, including small to medium sized commercial establishments, for our phone service. Advertising revenues represent the sale of advertising placed on our video services.

Although we may continue to lose video customers as a result of greater competition and weak economic conditions, we believe we will grow video revenues for the foreseeable future through increased gains in penetration of our advanced video services as well as rate increases. We expect further growth in HSD and phone revenues, as we believe we will continue to expand our penetration of our HSD and phone services. However, future growth in HSD and phone customers may be adversely affected by intensifying competition, weakened economic conditions and, specific to phone, wireless substitution by consumers. Advertising revenues may stabilize in 2010, given the potential for an economic recovery and the upcoming national election.

Service costs consist primarily of video programming costs and other direct costs related to providing and maintaining services to our customers. Significant service costs include: programming expenses; wages and salaries of technical personnel who maintain our cable network, perform customer installation activities and provide customer support; HSD costs, including costs of bandwidth connectivity and customer provisioning; phone service costs, including delivery and other expenses; and field operating costs, including outside contractors, vehicle, utilities and pole rental expenses. These costs generally rise because of customer growth, contractual increases in video programming rates and inflationary cost increases for personnel, outside vendors and other expenses. Costs relating to personnel and their support may increase as the percentage of our expenses that we can capitalize declines due to lower levels of new service installations. Cable network related costs also fluctuate with the level of investment we make, including the use of our own personnel, in the cable network. We anticipate that our service costs will continue to grow, but should remain fairly consistent as a percentage of our revenues, with the exception of programming costs, which we discuss below.

Video programming expenses, which are generally paid on a per subscriber basis, have historically been our largest single expense item. In recent years, we have experienced a substantial increase in the cost of our programming, particularly sports and local broadcast programming, well in excess of the inflation rate or the change in the consumer price index. We believe that these expenses will continue to grow, principally due to contractual unit rate increases and the increasing demands of sports programmers and television broadcast station owners for retransmission consent fees. While such growth in programming expenses can be partially offset by rate increases, it is expected that our video gross margins will decline as increases in programming costs outpace growth in video revenues.

Significant selling, general and administrative expenses include: wages and salaries for our call centers, customer service and support and administrative personnel; franchise fees and taxes; marketing; bad debt; billing; advertising; and office costs related to telecommunications and office administration. These costs typically rise because of customer growth and inflationary cost increases for employees and other expenses, but we expect such costs should remain fairly consistent as a percentage of revenues.

Management fee expenses reflect compensation of corporate employees and other corporate overhead.

Adjusted OIBDA

We define Adjusted OIBDA as operating income before depreciation and amortization and non-cash, share-based compensation charges. Adjusted OIBDA is one of the primary measures used by management to evaluate our performance and to forecast future results but is not a financial measure calculated in accordance with GAAP. It is also a significant performance measure in our annual incentive compensation programs. We believe Adjusted OIBDA is useful for investors because it enables them to assess our performance in a manner similar to the methods used by management, and provides a measure that can be used to analyze, value and compare the companies in the cable industry, which may have different depreciation and amortization policies, as well as different non-cash, share-based compensation programs. We use similar measures in calculating compliance with the covenants of our debt arrangements. A limitation of Adjusted OIBDA, however, is that it excludes depreciation and amortization, which represents the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management utilizes a separate process to budget, measure and evaluate capital expenditures. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the non-cash, share-based compensation charges.

Adjusted OIBDA should not be regarded as an alternative to either operating income or net income (loss) as an indicator of operating performance nor should it be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. We believe that operating income is the most directly comparable GAAP financial measure to Adjusted OIBDA.

Actual results of operations

Year ended December 31, 2009 compared to year ended December 31, 2008

The following table sets forth unaudited consolidated statements of operations data for the years ended December 31, 2009 and 2008 (dollars in thousands; percentage changes that are not meaningful are marked NM):

	Year ended December 31,
	2009	2008	$ Change	% Change

Revenues	$637,375	$615,859	$21,516	3.5%
Costs and expenses:
Service costs (exclusive of depreciation and amortization)	283,167	267,321	15,846	5.9%
Selling, general and administrative expenses	109,829	110,605	(776)	(0.7)%
Management fee expense	11,808	11,805	3	NM
Depreciation and amortization	112,084	109,883	2,201	2.0%

Operating income	120,487	116,245	4,242	3.6%
Interest expense, net	(89,829)	(99,639)	9,810	(9.8)%
Loss on early extinguishment of debt	(5,790)	—	(5,790)	NM
Gain (loss) on derivatives, net	13,121	(23,321)	36,442	NM
Loss on sale of cable systems, net	(377)	(170)	(207)	NM
Investment income from affiliate	18,000	18,000	—	NM
Other expense, net	(3,794)	(3,726)	(68)	1.8%

Net income	$51,818	$7,389	$44,429	NM

Adjusted OIBDA	$233,136	$226,557	$6,579	2.9%

The following represents a reconciliation of Adjusted OIBDA to operating income, which we believe is the most directly comparable GAAP measure (dollars in thousands):

	2009	2008	$ Change	% Change

Adjusted OIBDA	$233,136	$226,557	$6,579	2.9%
Non-cash, share-based compensation charges(1)	(565)	(429)	(136)	31.7%
Depreciation and amortization	(112,084)	(109,883)	(2,201)	2.0%

Operating income	$120,487	$116,245	$4,242	3.6%

(1)	Included approximately $9 for each of the years ended December 31, 2009 and 2008, respectively, related to the issuance of other share-based awards.

Revenues

The following table sets forth revenue and selected subscriber, customer and average monthly revenue statistics for the years ended December 31, 2009 and 2008 (dollars in thousands, except per subscriber data):

	Year ended December 31,
	2009	2008	$ Change	% Change

Video	$407,150	$408,536	$(1,386)	(0.3)%
HSD	161,940	146,970	14,970	10.2%
Phone	52,556	40,359	12,197	30.2%
Advertising	15,729	19,994	(4,265)	(21.3)%

Total	$637,375	$615,859	$21,516	3.5%

	Year ended December 31,		Increase
	2009	2008	(decrease)	% Change

Basic subscribers	548,000	601,000	(53,000)	(8.8)%
Digital customers	300,000	288,000	12,000	4.2%
HSD customers	350,000	337,000	13,000	3.9%
Phone customers	135,000	114,000	21,000	18.4%

RGUs(1)	1,333,000	1,340,000	(7,000)	(0.5)%

Average total monthly revenue per basic subscriber(2)	$92.45	$85.18	$7.27	8.5%

(1)	RGUs represent the total of basic subscribers and digital, HSD and phone customers.

(2)	Represents total average monthly revenues for the year divided by total average basic subscribers during such period.

Revenues increased $21.5 million, or 3.5%, of which $16.0 million was primarily due to growth in our HSD, phone and digital customers, offset in part by the impact of the WNC Systems Transfer and, to a much lesser extent, lower advertising revenues, with the remaining $5.5 million increase related to the Asset Transfer. Average total monthly revenue per basic subscriber increased $7.27, or 8.5%, primarily as a result of higher penetration levels of our advanced video, HSD and phone services, offset by a lower number of basic subscribers. About $0.80 of the increase in average total monthly revenue per basic subscriber was related to the Asset Transfer.

Video revenues fell $1.4 million, or 0.3%, principally due to a lower number of basic subscribers, including the impact of the WNC Systems Transfer, mostly offset by continued growth in digital customers and customers taking our DVR and HDTV services and rate increases and, to a lesser extent, $3.6 million of video revenues related to the Asset Transfer. During the year ended December 31, 2009, we lost 24,300 basic subscribers and gained 21,000 digital customers, excluding the effect of the Transfer Agreement, as compared to a loss of 3,800 basic subscribers and a gain of 46,200 digital customers in the prior year. Excluding the effects of the Transfer Agreement, our basic subscriber losses mainly represented video-only customers, which were largely caused by aggressive video price discounts by direct broadcast satellite providers. As of December 31, 2009, we served 548,000 basic subscribers, representing a penetration of 42.6% of our estimated homes passed, and 300,000 digital customers, representing a penetration of

54.7% of our basic subscribers. As of December 31, 2009, 37.4% of our digital customers received DVR and/or HDTV services, as compared to 31.9% as of the same date in the prior year.

HSD revenues rose $15.0 million, or 10.2%, of which $13.5 million was primarily due to a 3.9% increase in HSD customers and higher unit pricing, offset in part by the impact of the WNC Systems Transfer. The remaining increase of $1.5 million was related to the Asset Transfer. During the year ended December 31, 2009, we gained 25,000 HSD customers, excluding the effect of the Transfer Agreement, as compared to a gain of 36,100 in the prior year. As of December 31, 2009, we served 350,000 HSD customers, representing a penetration of 27.2% of our estimated homes passed.

Phone revenues grew $12.2 million, or 30.2%, mainly due to a 18.4% increase in phone customers and, to a lesser extent, higher unit pricing. During the year ended December 31, 2009, we gained 23,400 phone customers, excluding the effect of the Transfer Agreement, as compared to a gain of 32,900 in the prior year. As of December 31, 2009, we served 135,000 phone customers, representing a penetration of 11.4% of our estimated marketable phone homes.

Advertising revenues fell $4.3 million, or 21.3%, principally due to sharp declines in advertising revenues in local markets, particularly in the automotive segment.

Costs and expenses

Service costs rose $15.8 million, or 5.9%, principally due to higher programming expenses and, to a lesser extent, increased employee and phone service costs, as well $2.5 million of service costs related to the Asset Transfer, offset in part by the impact of the WNC Systems Transfer. The following analysis of service cost components excludes the effects of the Asset Transfer. Programming expenses increased 5.2%, largely as a result of higher contractual rates charged by our programming vendors and, to a lesser extent, greater retransmission consent fees, offset in part by a lower number of basic subscribers, including the effect of the Transfer Agreement. Employee expenses grew 13.0%, principally due to reduced customer installation activity resulting in lower labor capitalization, offset in part by the impact of the WNC Systems Transfer. Phone service costs were 10.0% higher, mostly due to the increase in phone customers, offset in part by the impact of the WNC Systems Transfer. Service costs as a percentage of revenues were 44.4% and 43.4% for the years ended December 31, 2009 and 2008, respectively.

Selling, general and administrative expenses decreased $0.8 million, or 0.7%, primarily due to the impact of the WNC Systems Transfer and, to a lesser extent, reduced customer service employee costs and lower advertising and office expenses, offset in part by higher bad debt expenses and $0.8 million of selling, general and administrative expenses related to the Asset Transfer. The following analysis of selling, general and administrative expenses excludes the effects of the Asset Transfer. Customer service employee costs fell 6.2%, largely due to greater productivity in our call centers and the impact of the WNC Systems Transfer. Advertising expenses fell 19.6%, largely as a result of lower employee costs directly related to sales activity. Office expenses dropped 8.4%, principally due to lower telecommunications costs as a result of more efficient call routing and internal network use and the impact of the WNC Systems Transfer. Bad debt expense rose 18.8%, principally due to higher average balances of uncollectable accounts, offset in part by an adjustment made to our accrual allowance for uncollectable accounts. Selling, general and administrative expenses as a percentage of revenues were 17.2% and 18.0% for the years ended December 31, 2009 and 2008, respectively.

Management fee expense paid to Mediacom was virtually unchanged from the prior year, reflecting substantially similar overhead charges at Mediacom. Management fee expense as a percentage of revenues were 1.9% for each of the years ended December 31, 2009 and 2008.

Depreciation and amortization increased $2.2 million, or 2.0%, largely as a result of greater deployment of shorter-lived customer premise equipment and, to a lesser extent, write-offs related to ice storms in certain of our service areas and $0.5 million of depreciation and amortization related to the Asset Transfer, offset in part by an increase in the useful lives of certain fixed assets and the impact of the WNC Systems Transfer.

Adjusted OIBDA

Adjusted OIBDA increased $6.6 million, or 2.9%, mainly due to growth in HSD and phone revenues and, to a much lesser extent, $2.2 million of Adjusted OIBDA related to the Asset Transfer, offset in part by higher service costs and, to a lesser extent, the impact of the WNC Systems Transfer.

Operating income

Operating income grew $4.2 million, or 3.6%, principally due to the increase in Adjusted OIBDA, offset in part by the increase in depreciation and amortization.

Interest expense, net

Interest expense, net, decreased $9.8 million, or 9.8%, primarily due to lower market interest rates on variable rate debt, offset in part by higher average indebtedness.

Loss on early extinguishment of debt

Loss on early extinguishment of debt totaled $5.8 million for the year ended December 31, 2009. This amount included fees and premium paid relating to the tender offers of the 7 7/8% Notes and 9 1/2% Notes, as well as the write-off of deferred financing costs associated with such notes.

Gain (loss) on derivatives, net

As a result of changes to the mark-to-market valuation of our interest rate exchange agreements, we recorded a net gain on derivatives of $13.1 million and a net loss on derivatives of $23.3 million, based in part upon information provided by our counterparties, for the years ended December 31, 2009 and 2008, respectively.

Loss on sale of cable systems, net

For the year ended December 31, 2009, we recognized a loss on sale of cable systems, net, of approximately $0.4 million related to minor transactions. During the year ended December 31, 2008, we recognized a loss on sale of cable systems, net, of approximately $0.2 million, which reflects adjustments made to a prior transaction.

Other expense, net

Other expense, net, was $3.8 million and $3.7 million for the year ended December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, other expense, net, consisted of $2.4 million of commitment fees, which included $0.4 million of commitment fees related to the delayed funding of term loan D and $1.4 million of deferred financing costs and other fees. During the year ended December 31, 2008, other expense, net, consisted of $2.5 million of commitment fees and $1.9 million of deferred financing costs and other fees.

Investment income from affiliate

Investment income from affiliate was $18.0 million for each of the years ended December 31, 2009 and 2008. This amount represents the investment income on our $150.0 million preferred equity investment in Mediacom Broadband.

Net income

As a result of the factors described above, we recognized net income of $51.8 million for the year ended December 31, 2009, as compared to net income of $7.4 million for the year ended December 31, 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

The following table sets forth unaudited consolidated statements of operations data for the years ended December 31, 2008 and 2007 (dollars in thousands and percentage changes that are not meaningful are marked NM):

	Year ended December 31,
	2008	2007	$ Change	% Change

Revenues	$615,859	$565,913	$49,946	8.8%
Costs and expenses:
Service costs (exclusive of depreciation and amortization)	267,321	245,968	21,353	8.7%
Selling, general and administrative expenses	110,605	104,694	5,911	5.6%
Management fee expense	11,805	10,358	1,447	14.0%
Depreciation and amortization	109,883	113,597	(3,714)	(3.3)%

Operating income	116,245	91,296	24,949	27.3%
Interest expense, net	(99,639)	(118,386)	18,747	(15.8)%
Loss on derivatives, net	(23,321)	(9,951)	(13,370)	NM
(Loss) gain on sale of cable systems, net	(170)	8,826	(8,996)	NM
Investment income from affiliate	18,000	18,000	—	NM
Other expense	(3,726)	(4,411)	685	(15.5)%

Net income (loss)	$7,389	$(14,626)	$22,015	NM

Adjusted OIBDA	$226,557	$205,346	$21,211	10.3%

The following represents a reconciliation of Adjusted OIBDA to operating income, which is the most directly comparable GAAP measure (dollars in thousands):

	Year ended December 31,
	2008	2007	$ Change	% Change

Adjusted OIBDA	$226,557	$205,346	$21,211	10.3%
Non-cash, share-based compensation charges(1)	(429)	(453)	24	(5.3)%
Depreciation and amortization	(109,883)	(113,597)	3,714	(3.3)%

Operating income	$116,245	$91,296	$24,949	27.3%

(1)	Includes approximately $10 and $28 for the years ended December 31, 2008 and 2007, respectively, related to the issuance of other share-based awards.

Revenues

The following table sets forth revenue and selected subscriber, customer and average monthly revenue statistics for the years ended December 31, 2008 and 2007 (dollars in thousands, except per subscriber data):

Note: Certain reclassifications have been made to the prior year’s amounts to conform to the current year’s presentation.

	Year ended December 31,
	2008	2007	$ Change	% Change

Video	$408,536	$398,481	$10,055	2.5%
HSD	146,970	125,914	21,056	16.7%
Phone	40,359	21,732	18,627	85.7%
Advertising	19,994	19,786	208	1.1%

Total	$615,859	$565,913	$49,946	8.8%

	Year ended December 31,		Increase
	2008	2007	(decrease)	% Change

Basic subscribers	601,000	604,000	(3,000)	(0.5)%
Digital customers	288,000	240,000	48,000	20.0%
HSD customers	337,000	299,000	38,000	12.7%
Phone customers	114,000	79,000	35,000	44.3%

RGUs	1,340,000	1,222,000	118,000	9.7%

Average total monthly revenue per basic subscriber	$85.18	$76.50	$8.68	11.3%

Revenues rose 8.8%, largely attributable to the growth in our HSD and phone customers, as well as basic video price increases. RGUs grew 9.7% and average total monthly revenue per basic subscriber was 11.4% higher than the prior year. Video revenues increased 2.5%, primarily due to basic video rate increases and customer growth in our advanced video products and services, offset in part by a lower number of basic subscribers. During the year ended December 31, 2008, we lost 3,000 basic subscribers, compared to a reduction of 25,000 basic subscribers in the prior year. which includes a significant number of basic subscribers lost in connection with the retransmission consent dispute with an owner of a major television broadcast group and the sale during the period of cable systems serving on a net basis 4,100 basic subscribers. Digital customers grew by 48,000, as compared to an increase of 16,000 in the prior year. We ended the year with 288,000 digital customers, which represents a 47.9% penetration of basic subscribers. As of December 31, 2008, 31.6% of digital customers received DVR and/or HDTV services, as compared to 30.7% in the prior year.

HSD revenues rose 16.7%, principally due to a 12.7% increase in HSD customers and, to a lesser extent, growth in our enterprise network products and services. HSD customers grew by 38,000, as compared to a gain of 41,000 in the prior year. We ended the year with 337,000 customers, or a 24.6% penetration of estimated homes passed.

Phone revenues grew 85.7%, primarily due to a 44.3% increase in phone customers and, to a lesser extent, a reduction in discounted pricing. Phone customers grew by 35,000, as compared to a gain of 45,000 in the prior year. We ended the year with 114,000 customers, which represents a 9.5% penetration of our estimated marketable phone homes. As of December 31, 2008, our phone service was marketed to 87% of our 1.37 million estimated homes passed.

Advertising revenues increased 1.1%, largely as a result of greater national advertising in our service areas, mostly offset by a sharp decrease in automotive advertising.

Costs and expenses

Service costs rose 8.7%, primarily due to higher programming, phone service and field operating expenses, offset in part by lower HSD service costs. Programming expenses grew 8.5%, principally as a result of higher contractual rates charged by our programming vendors. Phone service costs rose 67.4%, mainly due to the growth in phone customers. Field operating expenses grew 13.0%, primarily due to greater vehicle fuel and repair expenses, higher pole rental charges and lower capitalization of overhead costs, offset in part by lower insurance costs. HSD expenses decreased 18.9% due to a reduction in product delivery costs, offset in part by HSD customer growth. Service costs as a percentage of revenues were 43.4% and 43.5% for the years ended December 31, 2008 and 2007, respectively.

Selling, general and administrative expenses rose 5.6%, principally due to higher customer service employee costs and marketing expenses, offset in part by a decrease in billing expenses. Customer service employee costs rose 13.4% as a result of higher staffing levels at our call centers. Marketing expenses grew 11.5%, primarily due to higher staffing levels, more frequent direct mailing campaigns, a greater use of third-party sales support and greater expenses tied to sales activity, offset in part by a reduction in other advertising. Billing expenses fell 10.5%, primarily due to more favorable rates charged by our billing service provider. Selling, general and administrative expenses as a percentage of revenues were 18.0% and 18.5% for the years ended December 31, 2008 and 2007, respectively.

Management fee expense paid to Mediacom rose 14.0%, reflecting higher overhead charges by Mediacom. As a percentage of revenues, management fee expense was 1.9% and 1.8% for the years ended December 31, 2008 and 2007, respectively.

Depreciation and amortization decreased 3.3%, largely as a result of an increase in the useful lives of certain fixed assets, offset in part by increased deployment of shorter-lived customer premise equipment.

Adjusted OIBDA

Adjusted OIBDA rose 10.3%, due to growth in HSD, phone and video revenues, offset in part by higher service costs and, to a lesser extent, selling, general and administrative expenses.

Operating income

Operating income grew 27.3%, primarily due to the increase in Adjusted OIBDA.

Interest expense, net

Interest expense, net, decreased 15.8%, primarily due to lower market interest rates on variable rate debt, offset in part by higher average indebtedness.

Loss on derivatives, net

As a result of the quarterly mark-to-market valuation of our interest rate exchange agreements, we recorded losses on derivatives amounting to $23.3 million and $10.0 million, based upon information provided by our counterparties, for the years ended December 31, 2008 and 2007, respectively.

(Loss) gain on sale of cable systems, net

During the year ended December 31, 2007, we sold a cable system for $24.7 million and recorded a net gain on sale of $8.8 million.

Other expense, net

Other expense, net was $3.7 million and $4.4 million for the years ended December 31, 2008 and 2007, respectively. During the year ended December 31, 2008 and 2007, other expense, net, included revolving credit facility commitment fees and deferred financing costs.

Investment income from affiliate

Investment income from affiliate was $18.0 million for the years ended December 31, 2008 and 2007, respectively. This amount represents the investment income on our $150.0 million preferred equity investment in Mediacom Broadband.

Net income (loss)

As a result of the factors described above, we reported net income for the year ended December 31, 2008 of $7.4 million, as compared to a net loss of $14.6 million for the year ended December 31, 2007.

Liquidity and capital resources

Overview

Our net cash flows provided by operating and financing activities are used primarily to fund network investments to accommodate customer growth and the further deployment of our advanced products and services, as well as scheduled repayments of our external financing, contributions to Mediacom and other investments. We expect that cash generated by us or available to us will meet our anticipated capital and liquidity needs for the foreseeable future, including scheduled term loan debt maturities of $10.75 million and $12 million during 2010 and 2011, respectively. As of December 31, 2009, our sources of cash included $8.9 million of cash and cash equivalents on hand and unused and available commitments under the revolver of our subsidiary credit facility. On April 23, 2010, we amended our subsidiary credit facility to reduce available commitments from $400 million to $304.2 million and extend $225.2 million in commitments which now expire on December 31, 2014 (subject to an earlier expiration date of June 30, 2014 if we do not repay our term loan C before that date).

In the longer term, specifically 2015 and beyond, we may not have enough cash available to satisfy our maturing term loans and senior notes. If we are unable to obtain sufficient future financing or, if we not able to do so on similar terms as we currently experience, we may need to take other actions to conserve or raise capital that we would not take otherwise. However, we have accessed the debt markets for significant amounts of capital in the past, and expect to continue to be able to access these markets in the future as necessary.

Recent developments in the credit markets

We have assessed, and will continue to assess, the impact, if any, of the recent distress and volatility in the capital and credit markets on our financial position. Further disruptions in such markets could cause our counterparty banks to be unable to fulfill their commitments to us, potentially reducing amounts available to us under our revolving credit commitments or subjecting us to greater credit risk with respect to our interest rate exchange agreements. At this time, we are not aware of any of our counterparty banks being in a position where they would be unable to fulfill their obligations to us. Although we may be exposed to future consequences in the event of such counterparties’ non-performance, we do not expect any such outcomes to be material.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were $134.4 million for the year ended December 31, 2009, primarily due to Adjusted OIBDA of $233.1 million, offset in part by interest expense of $89.8 million and, to a much lesser extent, the $23.0 million net change in our operating assets and liabilities. The net change in our operating assets and liabilities was largely as a result of a decrease in accounts payable and accrued expenses of $23.2 million.

Net cash flows provided by operating activities were $186.4 million for the year ended December 31, 2008, primarily due to Adjusted OIBDA of $226.6 million and, to a much lesser extent, the $43.2 million net change in our operating assets and liabilities, offset in part by interest expense of $99.6 million and, to a lesser extent. The net change in our operating assets and liabilities was principally due to an increase in accounts payable and accrued expenses of $45.5 million.

Net cash flows used in investing activities

Capital expenditures continue to be our primary use of capital resources and the entirety of our net cash flows used in investing activities. Net cash flows used in investing activities were $98.2 million for the year ended December 31, 2009, as compared to $141.7 million for the prior year. The $43.5 million decrease in capital expenditures was primarily due to higher spending in the prior year on rebuild and upgrade activity and, to a lesser extent, customer premise equipment, service area expansion and non-recurring investments in scalable infrastructure for digital transition deployment.

Net cash flows used in (provided by) financing activities

Net cash flows used in financing activities were $37.4 million for the year ended December 31, 2009, principally due to cash distributions to parent of $191.7 million and $23.9 million of financing costs and net borrowings of $10.0 million, largely funded by capital contributions from parent of $189.9 million. The $191.7 million of capital contributions to parent included a $110.0 million capital contribution made in February 2009 to fund Mediacom’s cash obligation under the Exchange Agreement. At the same time, we received an $82.2 million capital contribution from parent under the Transfer Agreement, comprising an $8.2 million payment related to the Transfer Agreement, and a $74.0 million payment for our contribution of the WNC Systems to Mediacom. See Note 7 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Net cash flows used in financing activities were $44.2 million for the year ended December 31, 2008, principally due to capital distributions to parent of $104.0 million and other financing activities, including book overdrafts, of $14.7 million, which were funded in part by capital contributions from parent of $60.0 million and net bank financing of $14.5 million.

Capital structure

As of December 31, 2009, our outstanding total indebtedness was $1.510 billion, of which approximately 70% was at fixed interest rates or subject to interest rate protection. During the year ended December 31, 2009, we paid cash interest of $104.3 million, net of capitalized interest.

We have a $1.482 billion bank credit facility, which we refer to as the subsidiary credit facility, of which $1.160 billion was outstanding as of December 31, 2009. The subsidiary credit agreement governing the subsidiary credit facility contains various covenants that, among other things, impose certain limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments and certain transactions with affiliates. The principal financial covenant of our subsidiary credit facility requires compliance with a ratio (the “total leverage ratio”) of total senior indebtedness (as defined) to annualized system cash flow (as defined) of no more than 6.0 to 1.0. Our ratio, which is calculated on a quarterly basis, was 4.4 to 1.0 for the three months ended December 31, 2009. See Note 5 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus. Pursuant to an amendment to our subsidiary credit agreement, dated April 23, 2010, the total leverage ratio will reduce to 5.5 to 1.0 commencing with the quarter ending December 31, 2011 and to 5.0 to 1.0 commencing with the quarter ending December 31, 2012.

As of December 31, 2009, we had revolving credit commitments of $400.0 million under the subsidiary credit facility, of which $314.8 million was unused and available to be borrowed and used for general corporate purposes based on the terms and conditions of our debt arrangements. As of December 31, 2009, $10.9 million of letters of credit were issued under the subsidiary credit facility to various parties as collateral for our performance relating to insurance and franchise requirements, thus restricting the unused portion of our revolving credit commitments by such amount.

The April 23, 2010 amendment to our subsidiary credit facility reduced the revolving credit commitments of our banks from $400 million to $304.2 million, and extended the expiration date for $225.2 million in revolving credit commitments from September 30, 2011 to December 31, 2014 (subject to an earlier expiration date of June 30, 2014, if our term loan C is not repaid before then). The remaining revolving credit commitments will expire on September 30, 2011. See “Description of Subsidiary Credit Facility.”

We use interest rate exchange agreements, or interest rate swaps, in order to fix the rate of the applicable Eurodollar portion of debt under the subsidiary credit facility to reduce the potential volatility in our interest expense that would otherwise result from changes in market interest rates. As of December 31, 2009, we had current interest rate swaps with various banks pursuant to which the interest rate on $700 million of floating rate debt was fixed at a weighted average rate of 3.4%. We also had $400 million of forward starting interest rate swaps with a weighted average fixed rate of approximately 2.9%, all of which commence during the year ending December 31, 2010. Including the effects of such interest rate swaps, the average interest rates on outstanding debt under the subsidiary credit facility as of December 31, 2009 and 2008 were 4.7% and 3.5%, respectively.

As of December 31, 2009, we had $350.0 million of notes outstanding. The indenture governing our notes also contains various covenants, though they are generally less restrictive than those found in the subsidiary credit facility. Such covenants restrict our ability, among other things, make certain distributions, investments and other restricted payments, sell certain assets, to make restricted payments, create certain liens, merge, consolidate or sell substantially all of our assets and enter into certain transactions with affiliates. The principal financial covenant of these senior notes has a limitation on the incurrence of additional indebtedness based upon a maximum ratio of total indebtedness to cash flow (as defined) of 8.5 to 1.0. Our ratio of total indebtedness to cash flow, which is calculated on a quarterly basis, was 6.0 to 1.0 for the three months ended December 31, 2009. See “Description of the Exchange Notes” and Note 5 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

New financings

On August 25, 2009, we entered into an incremental facility agreement that provides for term loan D under our subsidiary credit facility in the principal amount of $300.0 million. Term loan D matures on March 31, 2017 and, beginning on December 31, 2009, is subject to quarterly reductions of 0.25%, with a final payment at maturity representing 92.75% of the original principal amount. On September 24, 2009, the full amount of the $300.0 million term loan D was borrowed by us. Net proceeds from term loan D were $291.2 million, after giving effect to the original issue discount of $4.5 million and financing costs of $4.3 million. The proceeds were used to fund the redemption of our 7 7/8% notes and 9 1/2% notes, with the balance used to pay down, in part, outstanding debt under the revolving credit portion of our subsidiary credit facility, without any reduction in the revolving credit commitments. Our obligations under term loan D are governed by the terms of our subsidiary credit facility. See Note 5 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

On August 25, 2009, we issued $350.0 million aggregate principal amount of original notes. Net proceeds from the issuance of the original notes were $334.9 million, after giving effect to the original issue discount of $8.3 million and financing costs of $6.8 million. On August 11, 2009, we commenced cash tender offers for our outstanding 9 1/2% notes and 7 7/8% notes. Pursuant to the tender offers, we repurchased an aggregate of $390.2 million principal amount of

9 1/2% notes and an aggregate of $71.1 million principal amount of 7 7/8% notes. The accrued interest paid on the repurchased 9 1/2% notes and 7 7/8% notes was $4.1 million and $0.2 million, respectively. The tender offers were funded with proceeds from the issuance of the original notes and borrowings under our subsidiary credit facility. On August 25, 2009, we announced the redemption of any 9 1/2% notes and 7 7/8% notes remaining outstanding following the expiration of the tender offers. On September 24, 2009, we redeemed the balance of the principal amounts of such notes. The accrued interest paid on the redeemed 9 1/2% notes and 7 7/8% notes was $2.0 million and $0.5 million, respectively. The redemption was funded with proceeds from term loan D mentioned above. See Note 5 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

On April 23, 2010, we entered into an incremental facility agreement providing for a new term loan E under our subsidiary credit facility in the principal amount of $250.0 million. Term loan E matures on October 23, 2017, and is subject to quarterly reductions of 0.25% of the original principal amount, with a final payment at maturity representing 92.75% of the original principal amount. Net proceeds from term loan E were an aggregate of $243.4 million, after giving effect to the original issue discount of $1.3 million and financing and other costs of $5.3 million. The proceeds were used to repay term loan A under our subsidiary credit facility in the principal amount of $143.5 million and borrowings outstanding under the revolver portion of our subsidiary credit facility in the principal amount of $82.1 million. Our obligations under term loan E are governed by the terms of our subsidiary credit facility. Also on April 23, 2010, we entered into an amendment to our subsidiary credit facility to, among other things, reduce the revolving loan portion of our subsidiary credit facility from $400 million to $304.2 million, and extend the expiration date for $225.2 million in revolving credit commitments from September 30, 2011 to December 31, 2014 (subject to an earlier expiration date of June 30, 2014, if our term loan C is not repaid before then). The remaining revolving credit commitments will expire on September 30, 2011. See “Description of Subsidiary Credit Facility.”

Covenant compliance and debt ratings

For all periods through December 31, 2009, we were in compliance with all of the covenants under our subsidiary credit facility and senior note arrangements. There are no covenants, events of default, borrowing conditions or other terms in our subsidiary credit facility or senior note arrangements that are based on changes in our credit rating assigned by any rating agency. We do not believe that we will have any difficulty complying with any of the applicable covenants in the foreseeable future.

Contractual obligations and commercial commitments

The following table, which is as of December 31, 2009, summarizes our contractual obligations and commercial commitments, and the effects they are expected to have on our liquidity and cash flow, for the five years subsequent to December 31, 2009 and thereafter (dollars in thousands)*:

		Operating	Interest	Purchase
	Debt	leases	expense(1)	obligations(2)	Total

2010	$59,500	$2,230	$79,398	$16,266	$157,394
2011-2012	199,250	2,985	152,775	5,167	360,177
2013-2014	19,000	1,529	118,248	—	138,777
Thereafter	1,232,250	2,735	164,204	—	1,399,189

Total cash obligations	$1,510,000	$9,479	$514,625	$21,433	$2,055,537

*	Refer to Note 5 in our Notes to Consolidated Financial Statements for a discussion of our long-term debt as of December 31, 2009, and to Note 10 for a discussion of our operating leases and other commitments and contingencies.

(1)	Interest payments on floating rate debt and interest rate swaps are estimated using amounts outstanding as of December 31, 2009 and the average interest rates applicable under such debt obligations. Interest expense amounts are net of amounts capitalized.

(2)	We have contracts with programmers who provide video programming services to our subscribers. Our contracts typically provide that we have an obligation to purchase video programming for our subscribers as long as we deliver cable services to such subscribers. We have no obligation to purchase these services if we are not providing cable services, except when we do not have the right to cancel the underlying contract or for contracts with a guaranteed minimum commitment. We have included such amounts in our Purchase Obligations above, as follows: $6.9 million for 2010, $4.9 million for 2011-2012 and $0 for 2013-2014 and thereafter.

Subsequent to December 31, 2009, our operating subsidiaries entered into an incremental facility agreement under our subsidiary credit facility that provides for a new term loan E in the principal amount of $250.0 million. The proceeds from term loan E were used to were used to repay in full term loan A under our subsidiary credit agreement, in the principal amount of $143.5 million, as well as to pay down borrowings outstanding under the revolver portion of our subsidiary credit facility. The following table sets forth the effect of the repayment of term loan A and the establishment of term loan E on the “Debt” and “Interest expense” columns in the foregoing table, assuming those transactions had been effected as of December 31, 2009:

		Interest
	Debt	expense

2010	12,000	87,468
2011-2012	24,000	172,428
2013-2014	24,000	139,988

Thereafter	1,469,750	193,362

Critical accounting policies

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Periodically, we evaluate our estimates, including those related to doubtful accounts, long-lived assets, capitalized costs and accruals. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. Actual results may differ from these estimates under different assumptions or conditions. We believe that the application of the critical accounting policies discussed below requires significant judgments and estimates on the part of management. For a summary of our accounting policies, see Note 2 in our Notes to Consolidated Financial Statements.

Property, plant and equipment

We capitalize the costs of new construction and replacement of our cable transmission and distribution facilities and new service installation in accordance with ASC No. 922—Entertainment—Cable Television (formerly SFAS No. 51, “Financial Reporting by Cable Television Companies”). Costs associated with subsequent installations of additional services not previously installed at a customer’s dwelling are capitalized to the extent such costs are incremental and directly attributable to the installation of such additional services. Capitalized costs included all direct labor and materials as well as certain indirect costs. Capitalized costs are recorded as additions to property, plant and equipment and depreciated over the average life of the related assets. We use standard costing models, developed from actual historical costs and relevant operational data, to determine our capitalized amounts. These models include labor rates, overhead rates and standard time inputs to perform various installation and construction activities. The development of these standards involves significant judgment by management, especially in the development of standards for our newer, advanced products and services in which historical data is limited. Changes to the estimates or assumptions used in establishing these standards could be material. We perform periodic evaluations of the estimates used to determine the amount of costs that are capitalized.

Any changes to these estimates, which may be significant, are applied in the period in which the evaluations were completed.

Valuation and impairment testing of indefinite-lived intangibles

As of December 31, 2009, we had approximately $641.8 million of unamortized intangible assets, including goodwill of $24 million and franchise rights of $616.8 million on our consolidated balance sheets. These intangible assets represented approximately 41% of our total assets.

Our cable systems operate under non-exclusive cable franchises, or franchise rights, granted by state and local governmental authorities for varying lengths of time. We acquired these franchise rights through acquisitions of cable systems over the past several years. These acquisitions were accounted for using the purchase method of accounting. The value of a franchise is derived from the economic benefits we receive from the right to solicit new subscribers and to market new products and services, such as advanced digital television, HSD and phone, in a specific market territory. We concluded that our franchise rights have an indefinite useful life since, among other things, there are no legal, regulatory, contractual, competitive, economic or other factors limiting the period over which these franchise rights contribute to our revenues and cash flows. Goodwill is the excess of the acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. In accordance with ASC No. 350—Intangibles—Goodwill and Other (“ASC 350”) (formerly SFAS No. 142, “Goodwill and Other Intangible Assets”) we do not amortize franchise rights and goodwill. Instead, such assets are tested annually for impairment or more frequently if impairment indicators arise.

We follow the provisions of ASC 350 to test our goodwill and franchise rights for impairment. We assess the fair values of each cable system cluster using a discounted cash flow (“DCF”)

methodology, under which the fair value of cable franchise rights are determined in a direct manner. Our DCF analysis uses significant (Level 3) unobservable inputs. This assessment involves significant judgment, including certain assumptions and estimates that determine future cash flow expectations and other future benefits, which are consistent with the expectations of buyers and sellers of cable systems in determining fair value. These assumptions and estimates include discount rates, estimated growth rates, terminal growth rates, comparable company data, revenues per customer, market penetration as a percentage of homes passed and operating margin. We also consider market transactions, market valuations, research analyst estimates and other valuations using multiples of operating income before depreciation and amortization to confirm the reasonableness of fair values determined by the DCF methodology. Significant impairment in value resulting in impairment charges may result if the estimates and assumptions used in the fair value determination change in the future. Such impairments, if recognized, could potentially be material.

Based on the guidance outlined in ASC 350 (formerly EITF No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,”) we determined that the unit of accounting, or reporting unit, for testing goodwill and franchise rights for impairment resides at a cable system cluster level. Such level reflects the financial reporting level managed and reviewed by the corporate office (i.e., chief operating decision maker) as well as how we allocated capital resources and utilize the assets. Lastly, the reporting unit level reflects the level at which the purchase method of accounting for our acquisitions was originally recorded. We have one reporting unit for the purpose of applying ASC 350.

In accordance with ASC 350, we are required to determine goodwill impairment using a two-step process. The first step compares the fair value of a reporting unit with our carrying amount, including goodwill. If the fair value of the reporting unit exceeds our carrying amount, goodwill of the reporting unit is considered not impaired and the second step is unnecessary. If the carrying amount of a reporting unit exceeds our fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill, calculated using the residual method, with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value, the excess is recognized as an impairment loss.

The impairment test for our franchise rights and other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, the excess is recognized as an impairment loss.

Since our adoption of ASC 350 in 2002, we have not recorded any impairments as a result of our impairment testing. We completed our most recent impairment test as of October 1, 2009, which reflected no impairment of our franchise rights, goodwill or other intangible assets.

Because there has not been a change in the fundamentals of our business, we do not believe that Mediacom’s stock price is the sole indicator of the underlying value of the assets in our reporting units. We have therefore determined that the short-term volatility in Mediacom’s stock price does not qualify as a triggering event under ASC 350, and as such, no interim impairment test is required as of December 31, 2009.

We could record impairments in the future if there are changes in the long-term fundamentals of our business, in general market conditions or in the regulatory landscape that could prevent us from recovering the carrying value of our long-lived intangible assets. In the near term, the economic conditions currently affecting the U.S. economy and how that may impact the fundamentals of our business, together with the recent volatility in our stock price, may have a negative impact on the fair values of the assets in our reporting unit.

For illustrative purposes, a hypothetical decline of 20% in the fair values determined for goodwill, cable franchise rights and other finite-lived intangible assets at our reporting unit would not result in any impairment loss as of October 1, 2009.

Share-based compensation

We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the periods the estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The “FASB Accounting Standards Codificationtm” and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. Statement 168 establishes the FASB Accounting Standards Codificationtm (“Codification” or “ASC”) as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities for interim or annual periods ending after September 30, 2009. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will be considered non-authoritative.

Following the Codification, FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, FASB will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of FASB’s Codification project. However, it will change the way in which accounting guidance is organized and presented. As a result, we will change the way we reference GAAP in our financial statements. We have begun the process of implementing the Codification by providing references to the Codification topics alongside references to the previously existing accounting standards.

Other pronouncements

In September 2006, FASB issued ASC 820—Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 157, “Fair Value Measurements”). ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurement. On January 1, 2009, we completed our adoption of the relevant guidance in ASC 820 which did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued ASC 820-10-65-4—Fair Value Measurements and Disclosures (“ASC 820”) (formerly FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). ASC 820-10-65-4 provides additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances that may indicate that a transaction is not orderly. ASC 820-10-65-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. ASC 820-10-65-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. We have completed our evaluation of ASC 820-10-65-4 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations. The following sets forth our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009. These assets and liabilities have been categorized according to the three-level fair value hierarchy established by ASC 820, which prioritizes the inputs used in measuring fair value.

The following sets forth our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009. These assets and liabilities have been categorized according to the three-level fair value hierarchy established by ASC 820, which prioritizes the inputs used in measuring fair value.

•	Level 1—Quoted market prices in active markets for identical assets or liabilities.

•	Level 2—Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Level 3—Unobservable inputs that are not corroborated by market data.

As of December 31, 2009, our interest rate exchange agreement liabilities, net, were valued at $19.7 million using Level 2 inputs, as follows:

	Fair value as of December 31, 2009
(dollars in thousands)	Level 1	Level 2	Level 3	Total

Assets
Interest rate exchange agreements	$—	$3,053	$—	$3,053
Liabilities
Interest rate exchange agreements	$—	$22,758	$—	$22,758

Interest rate exchange agreements—liabilities, net	$—	$19,705	$—	$19,705

As of December 31, 2008, our interest rate exchange agreement liabilities, net, were valued at $32.8 million using Level 2 inputs, as follows:

	Fair value as of December 31, 2008
(dollars in thousands)	Level 1	Level 2	Level 3	Total

Assets
Interest rate exchange agreements	$—	$—	$—	$—
Liabilities
Interest rate exchange agreements	$—	$32,826	$—	$32,826
Interest rate exchange agreements—liabilities, net	$—	$32,826	$—	$32,826

In February 2007, the FASB issued ASC 820—Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”). ASC 820 permits entities to choose to measure many financial instruments and certain other items at fair value. We adopted the relevant guidance in ASC 820 as of January 1, 2008. We did not elect the fair value option of ASC 820.

In December 2007, the FASB issued ASC 805—Business Combinations (“ASC 805”) (formerly SFAS No. 141(R), “Business Combinations”) which continues to require the treatment that all business combinations be accounted for by applying the acquisition method. Under the acquisition method, the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, and any contingent consideration and contractual contingencies, as a whole, at their fair value as of the acquisition date. Under ASC 805, all transaction costs are expensed as incurred. The guidance in ASC 805 will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. We adopted ASC 805 on January 1, 2009 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations.

In March 2008, the FASB issued ASC 815—Derivatives and Hedging (“ASC 815”) (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have completed our evaluation of ASC 815 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations.

In May 2009, the FASB issued ASC 855—Subsequent Events (“ASC 855”) (formerly SFAS No. 165, “Subsequent Events”). ASC 855 establishes general standards for the accounting and disclosure of events that occurred after the balance sheet date but before the financial statements are issued. ASC 855 is effective for interim or annual periods ending after June 15, 2009. We have completed our evaluation of ASC 855 as of September 30, 2009 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations. See Note 13 for the disclosures required by ASC 855.

In April 2009, the FASB staff issued ASC 825-10-65—Financial Instruments (“ASC 825-10-65”) (formerly FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). ASC 825-10-65 requires disclosures about fair value of financial instruments in all interim financial statements as well as in annual financial statements. ASC 825-10-65 is effective for interim reporting periods ending after June 15, 2009. We have completed our evaluation of ASC 825-10-65 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations. See Note 6 of our Notes to Consolidated Financial Statements for more information.

Inflation and changing prices

Our systems’ costs and expenses are subject to inflation and price fluctuations. Such changes in costs and expenses can generally be passed through to subscribers. Programming costs have historically increased at rates in excess of inflation and are expected to continue to do so. We believe that under the FCC’s existing cable rate regulations we may increase rates for cable services to more than cover any increases in programming. However, competitive conditions and other factors in the marketplace may limit our ability to increase our rates.

Quantitative and qualitative disclosures about market risk

In the normal course of business, we use interest rate exchange agreements with counterparty banks to fix the interest rate on a portion of our variable interest rate debt. As of December 31, 2009, we had current interest rate swaps with various banks pursuant to which the interest rate on $700 million of floating rate debt was fixed at a weighted average rate of 3.4%. We also had $400 million of forward starting interest rate swaps with a weighted average fixed rate of approximately 2.9%, all of which commence during the year ending December 31, 2010. The fixed rates of the interest rate swaps are offset against the applicable Eurodollar rate to determine the related interest expense. Under the terms of the interest rate swaps, we are exposed to credit risk in the event of nonperformance by the other parties; however, we do not anticipate the nonperformance of any of our counterparties. At December 31, 2009, based on the mark-to-market valuation, we would have paid approximately $19.7 million, including accrued interest, if we terminated these interest rate swaps. Our current interest rate swaps are scheduled to expire in the amounts of $200 million, $300 million and $200 million during the years ended December 31, 2010, 2011 and 2012 respectively. See Notes 2 and 5 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus. Our interest rate swaps and financial contracts do not contain credit rating triggers that could affect our liquidity.

The table below provides the expected maturity and estimated fair value of our debt as of December 31, 2009 (all dollars in thousands).

		Bank credit
	Senior notes	facility	Total

Expected maturity:
January 1, 2010 to December 31, 2010	$—	$59,500	$59,500
January 1, 2011 to December 31, 2011	—	135,750	135,750
January 1, 2012 to December 31, 2012	—	63,500	63,500
January 1, 2013 to December 31, 2013	—	9,500	9,500
January 1, 2014 to December 31, 2014	—	9,500	9,500
Thereafter	350,000	882,250	1,232,250

Total	$350,000	$1,160,000	$1,510,000

Fair value	$354,813	$1,114,290	$1,469,103

Weighted average interest rate	9.1%	4.7%	5.7%

Description of subsidiary credit facility

The following is a summary description of our subsidiary credit facility, as in effect on the date of this prospectus. We refinanced a portion of the debt outstanding under our subsidiary credit facility and entered into an amendment (the “2010 Amendment”) to the related subsidiary credit agreement on April 23, 2010. See “Prospectus Summary—Recent Developments—New Financings.” The following description is qualified in its entirety by reference to the full text of the related subsidiary credit agreement (including all incremental facility agreements entered into pursuant thereto), as amended, which has been filed as an exhibit to the Registration Statement of which this prospectus forms a part. See “Available Information.”

All of our operating subsidiaries have entered into the subsidiary credit facility, which is a $1.482 billion senior secured credit facility. As of the date of this prospectus, we had revolving credit commitments of $304.2 million under the subsidiary credit facility, $293.9 million of which was unused and available to be borrowed for general corporate purposes based on the terms and conditions of the subsidiary credit facility, specifically the ratio of senior indebtedness (as defined) to annualized system cash flow (as defined) described below. As of the date of this prospectus, $10.3 million of letters of credit were issued under the subsidiary credit facility to various parties as collateral for our performance relating to insurance and franchise requirements, thus restricting the unused portion of our revolving credit commitments by such amount.

The subsidiary credit facility originally consisted of a revolving credit facility (the “revolver”) with a $400.0 million revolving credit commitment, a $200.0 million term loan (“term loan A”) and a $550.0 million term loan (“term loan B”). In May 2006, we refinanced term loan B with a new term loan (“term loan C”) under our subsidiary credit facility in the amount of $650.0 million.

In August 2009, our operating subsidiaries entered into an incremental facility agreement that provided for the extension of a new term loan (“term loan D”) under the subsidiary credit facility in the principal amount of $300.0 million. In September 2009, the full amount of term loan D was borrowed by our operating subsidiaries, giving us net proceeds of $291.2 million, after giving effect to the original issue discount of $4.5 million and financing costs of $4.3 million. The net proceeds were used to fund, in part, the debt tender offers described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Financings”, with the balance used to pay down, in part, outstanding borrowings under the revolver, without any reduction in the revolving credit commitments.

On April 23, 2010, our operating subsidiaries entered into an incremental facility that provides for a new term loan (“term loan E”) under the subsidiary credit facility in the principal amount of $250 million. On the same date, the full amount of term loan E was borrowed by our operating subsidiaries, giving us net proceeds of $243.4 million, after giving effect to the original issue discount of $1.3 million and financing and other costs of $5.3 million. The net proceeds of term loan E were used to repay the outstanding balance of term loan A and all outstanding borrowings under the revolver.

Under the 2010 Amendment, the commitments under our revolver were reduced from $400 million to $304.2 million, with the expiration date for $225.2 million in revolving credit commitments extended from September 30, 2011 to December 31, 2014 (or June 30, 2014, if term loan C is not repaid or refinanced before then) (the “extended revolving credit commitments”). The remaining $79 million in revolving credit commitments (the “unextended revolving credit commitments”) expire on September 30, 2011. Neither the extended revolving credit commitments nor the unextended revolving credit commitments are subject to reduction prior to their respective expiration dates. We may obtain additional incremental term loans under the subsidiary credit agreement in an aggregate principal amount equal to not more than 100% of any future reductions in such revolving credit commitments.

Term loan C matures on January 31, 2015, and is subject to quarterly reductions of 0.25% of the original principal amount that began on March 31, 2007 and extends through December 31, 2014, with a final payment at maturity representing 92.00% of the original principal amount. Term loan D matures on March 31, 2017 and, since December 31, 2009, has been subject to quarterly reductions of 0.25% of the original principal amount, with a final payment at maturity representing 92.75% of the original principal amount. Term loan E matures on October 23, 2017, and is subject to quarterly reductions of 0.25% of the original principal amount, with a final payment at maturity representing 92.75% of the original principal amount.

As of December 31, 2009, the revolver had an outstanding balance of $74.3 million and term loans A, C and D had outstanding balances of $156.0 million, $630.5 million and $299.3 million, respectively. As noted above, term loan A was repaid on April 23, 2010 in connection with the establishment of term loan E, and all outstanding borrowings under the revolver were repaid on that date.

The subsidiary credit agreement contains various covenants that, among other things, impose certain limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments and certain transactions with affiliates. The principal financial covenant of the subsidiary credit facility requires compliance with a ratio of senior indebtedness (as defined) to annualized system cash flow (as defined) (the “total leverage ratio”) of no more than 6.0 to 1.0. For so long as there are outstanding extended revolving credit commitments, the total leverage ratio may not exceed 5.5 to 1.0 commencing with the quarter ended December 31, 2011 or 5.0 to 1.0 commencing with the quarter ended December 31, 2012. Our total leverage ratio, which is calculated on a quarterly basis, was 4.4 to 1.0 for the three months ended December 31, 2009. We are also required, for so long as there are outstanding extended revolving credit commitments, to have a minimum ratio of operating cash flow (as defined) to interest expense (as defined) of not less than 2.0x as of the last day of any fiscal quarter. The subsidiary credit facility is collateralized by the pledge of all of our ownership interests in our operating subsidiaries, and is guaranteed by them on a limited recourse basis to the extent of such ownership interests.

The subsidiary credit agreement provides for interest at varying rates based upon various borrowing options and certain financial ratios, and for commitment fees of 1/2% to 5/8% per annum (increased by 3/4 of 1% effective October 21, 2011) on the unused portion of the available revolving credit commitment. Interest on outstanding revolver loans that are made pursuant to unextended revolving credit commitments is payable at either the Eurodollar rate plus a floating percentage ranging from 1.00% to 2.00% or the base rate plus a floating percentage ranging from 0.00% to 1.00%. Interest on outstanding revolver loans that are made pursuant to extended revolving credit commitments is payable at either the Eurodollar rate plus a floating percentage ranging from 2.25% to 3.00% or the base rate plus a floating percentage ranging from 1.25% to 2.00%.

Interest on term loan C is payable at either the Eurodollar rate plus a floating percentage ranging from 1.50% to 1.75% or the base rate plus a floating percentage ranging from 0.50% to 0.75%. Interest on term loan D bears interest at a floating rate or rates equal to the

Eurodollar rate or the base rate, plus a margin of 3.50% for Eurodollar loans and 2.50% for base rate loans. Through August 2013, the Eurodollar rate applicable to the term loan D loan is subject to a minimum rate of 2.00%. Interest on term loan E bears interest at a floating rate or rates equal to the Eurodollar rate or the base rate, plus a margin of 3.00% for Eurodollar loans and 2.00% for base rate loans. The interest rate margins for loans under term loan E will increase by 25 basis points in the event that we enter into any new incremental term loan within the next 18 months that has interest rate margins for Eurodollar loans and base rate loans that are more than 25 basis points over the foregoing interest rate margins on such loans under term loan E. For the first four years of term loan E, the Eurodollar rate will be subject to a floor of 1.50% and the base rate will be subject to a floor of 2.50%.

Business

Mediacom LLC

We own and operate cable systems serving smaller cities and towns in the United States. We offer a compelling variety of advanced products and services to our customers, made possible by investments in our interactive fiber networks which have boosted their capacity, capability and reliability. Through our interactive broadband network, we provide our customers with a wide variety of advanced products and services, including video services, such as video-on-demand, HDTV, DVRs, HSD and phone service. We offer our bundle of video, HSD and phone over a single communications platform, a significant advantage over most competitors in our service areas.

As of December 31, 2009, we served approximately 548,000 basic subscribers, 300,000 digital video customers or digital customers, 350,000 HSD customers and 135,000 phone customers, aggregating 1.33 million RGUs. As of the same date, we offered our bundle of primary services consisting of video, HSD and phone service to about 87% of the estimated homes that our network passes.

Our manager

We are a wholly-owned subsidiary of Mediacom Communications Corporation, who is also our manager. Mediacom is the nation’s seventh largest cable company based on the number of customers who purchase one or more video services, also known as basic subscribers. Mediacom is among the leading cable operators focused on serving the smaller cities in the United States, such as Des Moines, Iowa and Springfield, Missouri, with a significant customer concentration in the Midwestern and Southeastern regions.

As of December 31, 2009, Mediacom’s cable systems, which are owned and operated through our operating subsidiaries and those of Mediacom Broadband, passed an estimated 2.80 million homes in 22 states. Mediacom Broadband is also a wholly-owned subsidiary of our manager. As of the same date, Mediacom served approximately 1.24 million basic subscribers, 678,000 digital video customers, 778,000 HSD customers and 287,000 phone customers, aggregating 2.98 million RGUs. Mediacom also provides communications services to commercial and large enterprise customers, and sell advertising time they receive under their programming license agreements to local, regional and national advertisers.

Mediacom is a publicly-owned company, and its Class A common stock is listed on The Nasdaq Global Select Market under the symbol “MCCC.” Mediacom was founded by Rocco B. Commisso, its Chairman and Chief Executive Officer, who beneficially owned shares representing the majority of the aggregate voting power of Mediacom common stock outstanding as of the date of this prospectus. Mediacom is not an obligor on, or a guarantor of, the notes and has no obligations under the indenture with respect to the notes.

Mediacom Capital Corporation

Mediacom Capital Corporation is our wholly-owned subsidiary that was incorporated to accommodate the issuance of indebtedness by us. Mediacom Capital Corporation has no operations, revenues or cash flows and has no assets, liabilities or stockholders’ equity on its balance sheet, other than a $100 receivable from an affiliate and the same dollar amount of common stock on its consolidated balance sheets.

Description of our cable systems

Overview

The following table provides an overview of selected operating and cable network data for our cable systems for the years ended December 31:

	2009	2008	2007	2006	2005

Operating Data:
Core Video
Estimated homes passed(1)	1,286,000	1,370,000	1,360,000	1,355,000	1,347,000
Basic subscribers(2)	548,000	601,000	604,000	629,000	650,000
Basic penetration(3)	42.6%	43.9%	44.4%	46.4%	48.3%
Digital Cable
Digital customers(4)	300,000	288,000	240,000	224,000	205,000
Digital penetration(5)	54.7%	47.9%	39.7%	35.6%	31.5%
High Speed Data
HSD customers(6)	350,000	337,000	299,000	258,000	212,000
HSD penetration(7)	27.2%	24.6%	22.0%	19.0%	15.7%
Phone
Estimated marketable phone homes(8)	1,180,000	1,198,000	1,150,000	950,000	250,000
Phone customers(9)	135,000	114,000	79,000	34,000	4,500
Phone penetration(10)	11.4%	9.5%	6.9%	3.6%	1.8%
Revenue Generating Units(11)	1,333,000	1,340,000	1,222,000	1,145,000	1,071,500

(1)	Represents the estimated number of single residence homes, apartments and condominium units passed by our cable distribution network. Estimated homes passed are based on what we believe to be the best information reasonably available.

(2)	Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by average cable rate charged to basic subscribers in that system. This conversion method is generally consistent with the methodology used in determining payments made to programmers. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for digital cable, HSD, phone or other services. Our methodology of calculating the number of basic subscribers may not be identical to those used by other companies offering similar services.

(3)	Represents basic subscribers as a percentage of estimated homes passed.

(4)	Represents customers receiving digital video services.

(5)	Represents digital customers as a percentage of basic subscribers.

(6)	Represents residential HSD customers and small to medium-sized commercial cable modem accounts billed at higher rates than residential customers. Small to medium-sized commercial accounts are converted to equivalent residential HSD customers by dividing their associated revenues by the applicable residential rate. Customers who take our scalable, fiber-based enterprise network products and services are not counted as HSD customers. Our methodology of calculating HSD customers may not be identical to those used by other companies offering similar services.

(7)	Represents the number of total HSD customers as a percentage of estimated homes passed by our cable distribution network.

(8)	Represents the estimated number of homes to which we offer phone service, and is based on what we believe to be the best information reasonably available.

(9)	Represents customers receiving phone service. Small to medium-sized commercial accounts are converted to equivalent residential phone customers by dividing their associated revenues by the applicable residential rate. Our methodology of calculating phone customers may not be identical to those used by other companies offering similar services.

(10)	Represents the number of total phone customers as a percentage of our estimated marketable phone homes.

(11)	Represents the sum of basic subscribers and digital, HSD and phone customers.

Our service areas

Approximately 67% of our basic subscribers are in the top 100 television markets in the United States, commonly referred to as Nielsen Media Research designated market areas (“DMAs”), with more than 39% in DMAs that rank between the 60th and 100th largest. Our major service areas include: the gulf coast region surrounding Pensacola, FL and Mobile, AL; suburban and outlying communities around Minneapolis, MN; outlying communities around Champaign, Springfield and Decatur, IL; communities in the western Kentucky and southern Illinois region; communities in northern Indiana; Dagsboro, DE and the adjoining coastal area in Delaware and Maryland; certain western suburbs of Chicago, IL; and suburban communities of Huntsville, AL. Each of these clusters is further extended through use of regional fiber networks to connect additional cities and towns.

Products and services

We offer a variety of services over our cable systems, including video, HSD and phone services, marketed individually and in bundled packages. Our revenues are principally provided by fees paid by residential customers, which vary depending on the level of service taken. We also derive revenue from the sales of pay-per-view movies and events, video-on-demand or VOD services, the sale of advertising time on certain of our programming, installation and equipment charges, as well as advanced data and phone services provided to the commercial market.

Our customers are billed on a monthly basis and generally may discontinue services at any time. We are focused on marketing packages of multiple products and services, or “bundles,” for a single price, including a bundle of our primary services of video, HSD and phone, which we refer to as our “triple-play.” Customers who take our triple-play bundles enjoy discounted pricing and the convenience of a single monthly bill; those who take our “ViP Pak” also enjoy digital television, faster HSD speeds and other benefits. As of December 31, 2009, 52% of our customers subscribed to two or more of our primary services, including 19% of our customers who take all three of our primary services.

Investments in our interactive fiber networks have created the single platform distribution system we use today and allow us to offer advanced video products and services, faster HSD speeds and a feature-rich phone service. Our technology initiatives will continue to focus on boosting the capacity, capability and reliability of our networks, allowing us to increase the variety and quality of the products and services we offer.

A majority of our revenues come from video services; however, the percent of revenue derived from video has been declining for the past several years. As a percentage of total revenues, video revenues have decreased from 83% in 2004 to 64% in 2009, primarily due to increased contributions from our HSD and phone services, a trend we expect to continue.

Video

We design our channel line-ups for each system according to demographics, programming preferences, channel capacity, competition, price sensitivity and local regulation. We charge customers monthly subscription rates, which vary according to the level of service and equipment taken. Our video services range from broadcast basic service to digital and other advanced video products and services, as discussed below.

Broadcast Basic Service. Our broadcast basic service includes, for a monthly fee, 12 to 20 channels, including local over-the-air broadcast network and independent stations, limited satellite-delivered programming, as well as local public, government, home-shopping and leased access channels

Family Basic Service. We offer an expanded basic package of services, marketed as “Family Cable,” which includes, for an additional monthly fee, 40 to 55 additional satellite-delivered channels such as CNN, Discovery, ESPN, Lifetime, MTV, TNT and the USA Network.

As of December 31, 2009, we had 548,000 basic subscribers, representing a 42.6% penetration of our estimated homes passed.

Digital Service. Our digital video service offers customers up to 230 channels, depending on the level of service selected, with better picture and sound quality than traditional analog video service. Digital video customers receive the full assortment of basic programming, digital music channels and other additional programming, as well as an interactive on-screen program guide and full access to our VOD library. For additional charges, our subscribers may purchase premium video services such as Cinemax, HBO, Showtime and Starz! individually, or in tiers. A digital converter or cable card is required to receive our digital and other advanced video services. Customers pay a monthly fee for digital service, which varies according to the level of service taken and the number of digital converters in the home. As of December 31, 2009, we had 300,000 digital customers, representing a 54.7% penetration of our basic subscribers.

Video-On-Demand. Mediacom On-Demand, our VOD service, provides on-demand access to almost 4,700 movies, special events and general interest titles, and is available to 76% of our digital customers. The majority of our VOD content is available to our digital video customers at no additional charge, with additional content including first-run movies and special event programs such as live concerts and sporting events available on a pay-per-view basis. This service includes full two-way functionality, including the ability to start the programs at their convenience, as well as pause, rewind and fast forward.

High-Definition Television. We offer our video customers “HDTV” services, with high-resolution picture quality, digital sound quality and a wide-screen, theater-like display when using an HDTV set. Up to 46 high-definition (“HD”) channels, including most major broadcast networks, leading national cable networks, premium channels and regional sports networks, are offered to our digital customers at no additional charge, with a planned expansion up to 70 channels in 2010. The HD programming we offer represents about 80% of the most widely-watched programming, based upon data provided by The Neilsen Company.

Digital Video Recorders. Our “DVR” service allows digital customers to record and store programming to watch at their convenience, as well as the ability to pause and rewind “live” television. DVR services require the use of an advanced digital converter for which we charge a monthly fee. In 2010, we plan on introducing a multi-room DVR product that will enable customers who take our DVR service to watch the same stored programming on each set-top box in their home.

As of December 31, 2009, 37.4% of our digital customers received DVR and/or HDTV services.

Mediacom Online

Three levels of high-speed Internet access, ranging from 3 Mbps to 20 Mbps, are available to customers across substantially all of our service territory. Our most popular service delivers speeds of up to 12 Mbps downstream and 1 Mbps upstream. Customers who take our ViP Pak receive an upgrade to 15 Mbps downstream speeds at no additional cost. Based on the range of products offered, all of which are available in discounted bundles, we believe our HSD service provides a superior value to that offered by our competitors in our markets.

Our latest product offering is Mediacom Online Ultra, which is our very high-speed, or “wideband,” Internet service. Launched in late 2009, this service utilizes DOCSIS 3.0 technology that was developed to accommodate much higher transmission speeds through the use of channel bonding, allowing us to offer downstream and upstream speeds of up to 105 Mbps and 10 Mbps, respectively. As of December 31, 2009, Mediacom Online Ultra was available to approximately 20% of our service territory, and we plan to expand to about 40% of our service territory by year-end 2010.

As of December 31, 2009, we had 350,000 HSD customers, representing a 27.2% penetration of estimated homes passed.

Mediacom Phone

Mediacom Phone is our phone service that offers unlimited local, regional and long-distance calling within the United States, Puerto Rico, the U.S. Virgin Islands and Canada, for which customers are charged a monthly fee. Mediacom Phone includes popular calling features such as Caller ID with name and number, call waiting, three-way calling and enhanced Emergency 911 dialing. Directory assistance and voice mail services are available for an additional charge, and international calling is available at competitive rates.

As of December 31, 2009, we marketed phone service to about 92% of our 1.29 million estimated homes passed. As of the same date, we served 135,000 phone customers, representing a 11.4% penetration of estimated marketable phone homes passed. Substantially all of our phone customers take multiple services from us; over 85% take the triple-play and approximately 14% take either video or HSD service in addition to phone.

Mediacom Business Services

We provide video, HSD, and phone, as well as network and transport services, to commercial and large enterprise customers. During 2009, we began selling multi-line business phone service to small- and medium-sized businesses in most of our service areas. We now offer a bundle of video, HSD and phone services to the business community, enabling us to compete more effectively against our competitors, mainly the local phone companies. We also offer large enterprise customers, who require high-bandwidth connections, solutions such as the point-to-point circuits required by wireless communications providers and other carrier and wholesale customers.

Advertising

We generate revenues from selling advertising time we receive under our programming license agreements to local, regional and national advertisers. Our advertising sales infrastructure includes in-house production facilities, production and administrative employees and a locally-

based sales workforce. In many of our markets, we have entered into agreements commonly referred to as interconnects with other cable operators to jointly sell local advertising, simplifying our clients’ purchase of local advertising and expanding their geographic reach

During the past several years, many existing and potential customers have sought alternatives to traditional advertising platforms such as television, newspaper and billboard advertising. In addition, the recent economic downturn has caused other key buyers of local and regional advertising, notably automotive dealers, to sharply reduce their advertising spending. Primarily due to these factors, we have experienced declines in advertising revenues in the last two years.

Marketing and sales

Our primary marketing focus is on our ViP Pak bundle of digital video, HSD and phone, which we offer to our customers at discounted pricing, with the convenience of a single bill. Customers who take our ViP Pak also enjoy free VOD movies, faster HSD speeds and retailer discounts, to further enhance the value and increase our brand recognition. We employ a wide range of sales channels to reach current and potential customers, including direct marketing such as mail and outbound telemarketing, door-to-door and field technician sales. We also steer people to our inbound call centers or website through television advertising on our own cable systems and local broadcast television stations and through other mass media outlets such as radio, newspaper and outdoor advertising.

Customer care

Providing a superior customer experience will improve customer retention and increase the opportunities for sale of our advanced services. Our efforts to enhance our customers’ satisfaction include giving them multiple means to access information about their services, focusing on first time resolution of all service calls, and continually improving the performance of our networks.

Contact centers

Our customer care group has multiple contact centers, which are staffed with dedicated customer service and technical support representatives that respond to customer inquiries on all of our products and services. Qualified representatives are available 24 hours a day, seven days a week to assist our customers. Our virtual contact center technology ensures that the customer care group functions as a single, unified call center and allows us to effectively manage and leverage resources and reduce answer times through call-routing in a seamless manner. A web-based service platform is available to our customers allowing them to order products via the Internet, manage their payments, receive general technical support and utilize self-help tools to troubleshoot technical difficulties.

Field operations

Our field technicians utilize a workflow management system which facilitates on-time arrival for customer appointments and first call resolution to avoid repeat service trips and customer dissatisfaction. Field activity is scheduled, routed and accounted for seamlessly, including automated appointment confirmations, along with real time remote technician dispatching. All technicians are equipped with web-based, hand-held monitoring tools to determine the real-

time quality of service at each customer’s home. This functionality allows us to effectively install new services and efficiently resolve customer reported issues.

Technology

Our cable systems use a hybrid fiber-optic coaxial (“HFC”) design that has proven to be highly flexible in meeting the increasing requirements of our business. The HFC designed network is engineered to accommodate bandwidth management initiatives that provide increased capacity and performance for our advanced video and broadband products and services without the need for costly upgrades. We deliver our signals via laser-fed fiber optical cable from control centers known as headends and hubs to individual nodes. Coaxial cable is then connected from each node to the individual homes we serve. Our network design generally provides for six strands of fiber optic cable extended to each node, with two strands active and four strands “dark” or inactive for future use.

As of December 31, 2009, substantially all of our cable distribution network had bandwidth capacity of at least 750 megahertz or had been converted to all-digital technology. However, demand for new services, including additional HDTV channels and DOCSIS 3.0-enabled wideband Internet, requires us to become more efficient with our bandwidth capacity. As part of our transition towards a digital only platform, we have been moving video channels from analog to digital transmission, allowing us to deliver the same programming using less bandwidth, and giving us the ability to offer our customers more HDTV channels, faster HSD speeds and other advanced products and services using the reclaimed bandwidth. To take full advantage of the efficiencies associated with digital transmission, we expect our networks will ultimately move to a digital only format, thereby eliminating all analog transmissions.

We have constructed fiber networks which interconnect about 85% of our service territory, on which we have overlaid a video transport system, allowing these areas to function as virtual systems. Our fiber networks and video transport system give us greater reach from a central location, making it more cost efficient and timely to introduce new and advanced services to customers, helping us reduce equipment and personnel costs, connectivity charges and other expenditures.

Community relations

We are dedicated to fostering strong relations with the communities we serve, and believe that our local involvement strengthens the awareness of our brand. We support local charities and community causes with events and campaigns to raise funds and supplies for persons in need, and in-kind donations that include production services and free airtime on cable networks. We participate in industry initiatives such as the Cable in the Classroom program, under which we provide almost 1,500 schools with free video service and more than 60 schools with free HSD service. We also provide free cable service to over 2,500 government buildings, libraries and not-for-profit hospitals, along with free HSD service to about 200 such sites.

We develop and provide exclusive local programming for our communities, a service that cannot be offered by DBS providers. Several of our cable systems have production facilities with the ability to create local programming, which includes local school sports events, fund-raising telethons by local chapters of national charitable organizations, local concerts and other entertainment. We believe our local programming helps build brand awareness and customer loyalty in the communities we serve.

Franchises

Cable systems are generally operated under non-exclusive franchises granted by local or state governmental authorities. Historically, these franchises have imposed numerous conditions, such as: time limitations on commencement and completion of construction; conditions of service, including population density specifications for service; the bandwidth capacity of the system; the broad categories of programming required; the provision of free service to schools and other public institutions and the provision and funding of public, educational and governmental access channels (“PEG access channels”); a provision for franchise fees; and the maintenance or posting of insurance or indemnity bonds by the cable operator. Many of the provisions of local franchises are subject to federal regulation under the Communications Act of 1934, as amended (the “Cable Act”).

Many of the states in which we operate have enacted comprehensive state-issued franchising statutes that cede control over franchises away from local communities and towards state agencies, such as the various public service commissions that regulate other utilities. As of December 31, 2009, about 23% of our customer base was under a state-issued franchise. Some of these states permit us to exchange local franchises for state issued franchises before the expiration date of the local franchise. These state statutes make the terms and conditions of our franchises more uniform, and in some cases, eliminate locally imposed requirements such as PEG access channels.

As of December 31, 2009, we served 962 communities under a cable franchise. These franchises provide for the payment of fees to the issuing authority. In most of our cable systems, such franchise fees are passed through directly to the customers. The Cable Act prohibits franchising authorities from imposing franchise fees in excess of 5% of gross revenues from specified cable services, and permits the cable operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances.

We have never had a franchise revoked or failed to have a franchise renewed. Furthermore, no franchise community has refused to consent to a franchise transfer to us. The Cable Act provides, among other things, for an orderly franchise renewal process in which franchise renewal will not be unreasonably withheld or, if renewal is denied and the franchising authority acquires ownership of the cable system or effects a transfer of the cable system to another person, the cable operator generally is entitled to the “fair market value” for the cable system covered by such franchise. The Cable Act also established comprehensive renewal procedures, which require that an incumbent franchisee’s renewal application be assessed on its own merits and not as part of a comparative process with competing applications. We believe that we have satisfactory relationships with our franchising communities.

Sources of supply

Programming

We have various fixed-term contracts to obtain programming for our cable systems from suppliers whose compensation is typically based on a fixed monthly fee per customer. Although most of our contracts are secured directly with the programmer, we also negotiate programming contract renewals through a programming cooperative of which we are a member. In general, we attempt to secure longer-term programming contracts, which may include marketing support and other incentives from programming suppliers.

We also have various retransmission consent arrangements with local broadcast station owners, allowing for carriage of their broadcast television signals on our cable systems. FCC rules mandate that local broadcast station owners elect either “must carry” or retransmission consent every three years. Historically, retransmission consent has been contingent upon our carriage of satellite delivered cable programming offered by companies affiliated with the stations’ owners, or other forms of non-cash compensation. In the most recently completed cycle, cash payments and, to a lesser extent, our purchase of advertising time from local broadcast station owners were required to secure their consent.

Our programming expenses comprise our largest single expense item, and in recent years, we have experienced a substantial increase in the cost of our programming, particularly sports and local broadcast programming, well in excess of the inflation rate or the change in the consumer price index. We believe that these expenses will continue to grow, principally due to contractual unit rate increases and the increasing demands of sports programmers and television broadcast station owners for retransmission consent fees. While such growth in programming expenses can be partially offset by rate increases to video customers, it is expected that our gross video margins will continue to decline as increases in programming costs outpace growth in video revenues.

Set-top boxes, program guides and network equipment

We purchase set-top boxes from a limited number of suppliers, including Motorola Inc. and Pace plc. We also purchase routers, switches and other network equipment from a variety of providers. If we were unable to obtain such equipment from these suppliers, our ability to serve our customers in a consistent manner could be affected, and we may not be able to provide similar equipment in a timely manner.

HSD and phone connectivity

We deliver HSD and phone services through fiber networks that are either owned by us or leased from third parties and through backbone networks that are operated by third parties. We pay fees for leased circuits based on the amount of capacity and for Internet connectivity based on the amount of HSD and phone traffic received from and sent over the provider’s network.

Phone

Under a multi-year agreement between us and Sprint Corporation, Sprint assists us in providing phone service by routing voice traffic to and from destinations outside of our network via the public switched telephone network, delivering E-911 service and assisting in local number portability and long-distance traffic carriage. We have initiated a project to transition these services in-house, beginning in 2010.

Competition

We face intense and increasing competition from various communications and entertainment providers, primarily DBS and certain local telephone companies, many of whom have greater resources than we do. We are subject to significant developments in the marketplace, including rapid advances in technology and changes in the regulatory and legislative environment. In the past several years, many of our competitors have expanded their service areas, added services and features comparable to ours, as well as those which we do not offer, such as wireless voice and data services. More recently, our DBS competitors have launched aggressive marketing campaigns, including deeply discounted promotional packages, which have resulted in video customer losses in our markets. We are unable to predict the effects, if any, of such future changes or developments on our business.

Direct broadcast satellite providers

DBS providers, principally DirecTV, Inc. and DISH Network Corp., are the cable industry’s most significant video competitors, serving more than 32 million customers nationwide, according to publicly available information. Our ability to compete with DBS service depends, in part, on the programming available to them and us for distribution. DirecTV and DISH now offer approximately 265 and 290 video channels of programming, respectively, much of it substantially similar to our video offerings. DirecTV also has exclusive arrangements to provide certain programming which is unavailable to us, including special professional football packages. DirecTV and DISH offer up to 130 and 140 channels of national HD programming, respectively, including local HD signals in most of our markets.

DBS service has limited two-way interactivity, which restricts their providers’ ability to offer interactive video, HSD and phone services. In contrast, our networks’ full two-way interactivity enables us to deliver true VOD, as well as HSD and phone services over a single platform. In lieu of offering such advanced services, DBS providers have in many cases entered into marketing agreements under which local telephone companies offer DBS service bundled with their phone and HSD services. These synthetic bundles are generally billed as a single package, and from a consumer standpoint appear similar to our bundled products and services.

Local telephone companies

Our HSD and phone services compete primarily with local telephone companies such as Qwest Inc. and AT&T Inc. Such companies compete with our HSD product by offering digital subscriber line (“DSL”) services and with our phone product by offering a substantially similar product to that which we offer. In our markets, widely-available DSL service is typically limited to downstream speeds ranging from 1.5Mbps to 3Mbps, compared to our downstream speeds ranging from 3Mbps to 105Mbps. We believe the performance, cost savings and convenience of our bundled packages compare favorably with the local telephone companies’ products and services. However, local phone companies may currently be in a better position to offer data services to businesses, as their networks tend to be more complete in commercial areas.

Verizon Communications Inc. and AT&T have built and are continuing to build fiber networks with fiber-to-the-node or fiber-to-the-home architecture to replicate the cable industry’s triple-play bundle. Their upgraded networks can now provide video, HSD and phone services that are comparable, and in some cases, superior to ours, with entry prices similar to those we offer. Based on internal estimates, these competitors have the capability of, and are actively marketing service, in approximately 4% of our service territory as of December 31, 2009. Due to the lower homes density of our service areas compared to the higher home density of larger metropolitan markets, and the per home passed capital investment associated with constructing fiber networks, we believe that further build-outs into most our markets will be a lower priority for the telephone companies.

Wireless communication companies

In addition to competition from traditional phone services, we face increasing competition from wireless phone providers, such as AT&T, Verizon and Sprint. In the last several years, a trend known as “wireless substitution” has developed where certain phone customers have decided they only need one phone provider, and the provider selected has been a wireless phone product. We expect this trend to continue in the future and, given the current economic downturn, may accelerate as consumers become more cost conscious.

Many wireless phone providers offer a mobile data service for cellular use. This service may be a substitute for a wireline service in some consumers’ households. With the increasing penetration of “smartphones,” the use of mobile data services for certain applications is expanding, a trend we believe will continue in the near future. Wireless providers are currently unable to offer a data service that compares with our HSD service in terms of speed, and their service is not available in all areas. However, as technology employed by such wireless companies further evolves, this may change in the future.

Traditional overbuilds

Cable systems are operated under non-exclusive franchises granted by local authorities; more than one cable system may legally be built in the same area by another cable operator, a local utility or other provider. Some of these competitors, such as municipally-owned entities, may be granted franchises on more favorable terms or conditions, or enjoy other advantages such as exemptions from taxes or regulatory requirements, to which we are subject. Certain municipalities in our service areas have constructed their own cable systems in a manner similar to city-provided utility services. We believe that various entities are currently offering cable service, through wireline distribution networks, to approximately 9% of our estimated homes passed. Most of these entities were operating prior to our ownership of the affected cable systems, and we believe there has been no expansion of such entities into our markets in the past several years.

Other competition

Video

The use of streaming video over the Internet by consumers and businesses has increased dramatically in the last several years, as broadband services have become more widely available. As a result of increased downstream speeds offered by HSD providers and advances in streaming video technology, consumers are watching a greater amount of video content through an online source. Recent advances have also allowed consumers to stream Internet video directly to their television through various electronic devices such as video game consoles and Blu-ray players, resulting in a more traditional video viewing experience. In many cases, program suppliers have begun bypassing traditional video providers and distributing certain content directly to consumers through the Internet, some of which is available free of charge. As much of this content is the same, or substantially similar to that which we offer, we believe this could lead to meaningful competition if this trend is to continue in the future. Although we expect to remain the primary provider of HSD service to such consumers, enabling their ability to stream Internet video, we are unable to predict the effects, if any, of such developments on our video revenues.

HSD

The American Recovery and Reinvestment Act of 2009 (“Recovery Act”) provides specific funding for broadband development as part of the economic stimulus package. Some of our existing and potential competitors have, and will apply for funds under this program which, if successful, may allow them to build or expand facilities faster and deploy existing and new services sooner, and to more areas, than they otherwise would.

Phone

Mediacom Phone also competes with national providers of IP-based phone services, such as Vonage, Skype and magicJack, as well as companies that sell phone cards at a cost per minute for both national and international service. Such providers of IP-based phone services do not have a traditional facilities-based network, but provide their services through a consumer’s high-speed Internet connection.

Advertising

We compete for the sale of advertising against a wide variety of media, including local broadcast stations, national broadcast networks, national and regional programming networks, local radio broadcast stations, local and regional newspapers, magazines and Internet sites. As companies continue to shift the allocation of their advertising spending towards Internet based advertising, we may face greater than expected pricing pressure on our advertising business.

Employees

As of December 31, 2009, we employed 1,772 full-time and 56 part-time employees. None of our employees are organized under, or covered by, a collective bargaining agreement. We consider our relations with our employees to be satisfactory.

Properties

Our principal physical assets consist of fiber optic networks, including signal receiving, encoding and decoding devices, headend facilities and distribution systems and equipment at, or near, customers’ homes. The signal receiving apparatus typically includes a tower, antenna, ancillary electronic equipment and earth stations for reception of satellite signals. Headend facilities are located near the receiving devices. Our distribution system consists primarily of coaxial and fiber optic cables and related electronic equipment. Customer premise equipment consists of set-top devices, cable modems and related equipment. Our distribution systems and related equipment generally are attached to utility poles under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. The physical components of the cable systems require maintenance and periodic upgrading to improve performance and capacity. In addition, we maintain a network operations center with equipment necessary to monitor and manage the status of our network.

We own and lease the real property housing our regional call centers, business offices and warehouses throughout our operating regions. Our headend facilities, signal reception sites and microwave facilities are located on owned and leased parcels of land, and we generally own the towers on which certain of our equipment is located. We own most of our service vehicles. We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our operations.

Legal proceedings

We are named as a defendant in a putative class action, captioned Gary Ogg and Janice Ogg v. Mediacom LLC, pending in the Circuit Court of Clay County, Missouri, originally filed in April 2001. The lawsuit alleges that we, in areas where there was no cable franchise failed to obtain permission from landowners to place our fiber interconnection cable notwithstanding the possession of agreements or permission from other third parties. While the parties continue to contest liability, there also remains a dispute as to the proper measure of damages. Based on a report by their experts, the plaintiffs claim compensatory damages of approximately $14.5 million. Legal fees, prejudgment interest, potential punitive damages and other costs could increase that estimate to approximately $26.0 million. Before trial, the plaintiffs proposed an alternative damage theory of $42.0 million in compensatory damages. Notwithstanding the verdict in the trial described below, we remain unable to reasonably determine the amount of our final liability in this lawsuit. Prior to trial our experts estimated our liability to be within the range of approximately $0.1 million to $2.3 million. This estimate did not include any estimate of damages for prejudgment interest, attorneys’ fees or punitive damages.

On March 9, 2009, a jury trial commenced solely for the claim of Gary and Janice Ogg, the designated class representatives. On March 18, 2009, the jury rendered a verdict in favor of Gary and Janice Ogg setting compensatory damages of $8,863 and punitive damages of $35,000. The Court did not enter a final judgment on this verdict and therefore the amount of the verdict cannot at this time be judicially collected. Although we believe that the particular circumstances of each class member may result in a different measure of damages for each member, if the same measure of compensatory damages was used for each member, the aggregate compensatory damages would be approximately $16.2 million plus the possibility of an award of attorneys’ fees, prejudgment interest, and punitive damages. We are vigorously defending against the claims made by the other members of the class, including filing and responding to post trial motions and preparing for subsequent trials, and an appeal, if necessary.

We believe that the amount of actual liability would not have a significant effect on our consolidated financial position, results of operations, cash flows or business. There can be no assurance, however, that the actual liability ultimately determined for all members of the class would not exceed our estimated range or any amount derived from the verdict rendered on March 18, 2009. We have tendered the lawsuit to our insurance carrier for defense and indemnification. The carrier has agreed to defend us under a reservation of rights, and a declaratory judgment action is pending regarding the carrier’s defense and coverage responsibilities.

In addition, we became aware on March 5, 2010 of the filing of a purported class action in the United States District Court for the Southern District of New York entitled Jim Knight v. Mediacom Communications Corp., in which Mediacom is named as the defendant. The complaint asserts that the potential class is comprised of all persons who purchased premium cable services from Mediacom and rented a cable box distributed by Mediacom. The plaintiff alleges that Mediacom improperly “tied” the rental of cable boxes to the provision of premium cable services in violation of Section 1 of the Sherman Antitrust Act. The plaintiff also alleges a claim for unjust enrichment and seeks injunctive relief and unspecified damages. Mediacom believes they have substantial defenses to the claims asserted in the complaint, which has not yet been served on them, and they intend to defend the action vigorously.

We are also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these other matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Legislation and regulation

General

Federal, state and local laws regulate the development and operation of cable systems and, to varying degrees, the services we offer. Significant legal requirements imposed on us because of our status as a cable operator, or by the virtue of the services we offer, are described below.

Cable system operations and cable services

Federal regulation

The Cable Act establishes the principal federal regulatory framework for our operation of cable systems and for the provision of our video services. The Cable Act allocates primary responsibility for enforcing the federal policies among the FCC and state and local governmental authorities.

Content regulations

Must carry and retransmission consent

The FCC’s regulations require local commercial television broadcast stations to elect once every three years whether to require a cable system to carry the primary signal of their stations, subject to certain exceptions, commonly called must-carry or to negotiate the terms by which the cable system may carry the station on its cable systems, commonly called retransmission consent. The most recent elections took effect January 1, 2009.

The Cable Act and the FCC’s regulations require a cable operator to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations. The Cable Act and the FCC’s rules also give certain local non-commercial educational television stations carriage rights, but not the option to negotiate retransmission consent. Additionally, cable systems must obtain retransmission consent for carriage of all distant commercial television stations, except for certain commercial satellite-delivered independent superstations such as WGN, commercial radio stations, and certain low-power television stations.

Through March 28, 2010, Congress barred broadcasters from entering into exclusive retransmission consent agreements. Legislation is pending to extend this ban on exclusive retransmission consent agreements through December 31, 2014 or later. Congress also requires all parties to negotiate retransmission consent agreements in good faith. Should Congress fail to extend the ban on exclusive retransmission consent agreements, there could be an adverse effect on our business.

Must-carry obligations may decrease the attractiveness of the cable operator’s overall programming offerings by including less popular programming on the channel line-up, while cable operators may need to provide some form of consideration to broadcasters to obtain retransmission consent to carry more popular programming. We carry both must-carry broadcast stations and broadcast stations that have granted retransmission consent. A significant number of local broadcast stations carried by our cable systems have elected to negotiate for retransmission consent, and we have entered into retransmission consent agreements with all of them although not all have terms extending until the end of the current retransmission consent election cycle, December 31, 2011.

In January 2010, Cablevision Systems Corporation filed a petition for writ of certiorari with the United States Supreme Court, seeking review of a decision of the United States Court of Appeals for the Second Circuit upholding an FCC order enforcing a commercial television station’s must-carry rights. Cablevision seeks not only reversal of the Court of Appeals decision applying the must-carry requirements to the facts at issue, but also to invalidate the must-carry requirements entirely as impermissible because it restricts Cablevision’s freedom of speech rights under the First Amendment and it confiscates Cablevision’s property rights under the Fifth Amendment of the United States Constitution. We cannot predict whether the Supreme Court will issue the writ and if it does, what the outcome would be or how it may affect our business.

Availability of digital broadcast signals

After June 12, 2009, television broadcasters were required to cease analog transmission and transmit their signals in digital format only. This change is commonly referred to as the DTV transition.

The FCC has mandated that it is the responsibility of cable operators to ensure that cable subscribers with analog television sets can continue to view that broadcast station’s signal, thus creating a “dual carriage” requirement for must-carry signals post-DTV transition. Cable operators that are not “all-digital” will be required for at least a three year period to provide must-carry signals to their subscribers in the primary digital format in which the operator receives the signal (i.e. high definition or standard definition), and downconvert the signal from digital to analog so that it is viewable to subscribers with analog television sets. Cable systems that are “all digital” are not required to downconvert must-carry signals into analog and may provide the must-carry signals only in a digital format. The FCC has ordered that the cable operator bear the cost of any downconversion. The “dual carriage” requirement has the potential of having a negative impact on us because it reduces available channel capacity and thereby could require us to either discontinue other channels of programming or restrict our ability to carry new channels of programming or other services that may be more desirable to our customers.

For several years, the FCC has had under review a complaint with respect to another cable operator to determine whether certain charges routinely assessed by many cable operators, including us, to obtain access to digital services, violate this “anti-buy-through” provision. Any decision that requires us to restructure or eliminate such charges would have an adverse effect on our business.

Program tiering

Federal law requires that certain types of programming, such as the carriage of local broadcast channels and any public, governmental or educational access (“PEG”) channels to be part of the lowest level of video programming service—the basic tier. Our basic tiers are generally comprised of programming in analog format although some programming may be offered in digital format. Migration of PEG channels from analog to digital format frees up bandwidth over which we can provide a greater variety of other programming or service options. During 2008, such migration met opposition from some municipalities, members of Congress and FCC officials. Several communities and one special interest group have petitioned the FCC to restrict the ability of cable operators to migrate public, governmental channels from analog to digital tiers. The FCC opened a public comment period on these petitions that ended on April 1, 2009, but has not issued any orders resulting from the petitions. We cannot predict the outcome of this proceeding. Any legislative or regulatory action to restrict our ability to migrate PEG channels could adversely affect our ability to provide additional programming desired by viewers.

Congress may also consider legislation regarding programming packaging, bundling or a la carte delivery of programming. Any such requirements could fundamentally change the way in which we package and price our services. We cannot predict the outcome of any current or future FCC proceedings or legislation in this area, or the impact of such proceedings on our business at this time.

Tier buy through

The Cable Act and the FCC’s regulations require our cable systems, other than those systems which are subject to effective competition, permit subscribers to purchase video programming we offer on a per channel or a per program basis without the necessity of subscribing to any tier of service other than the basic service tier.

Use of our cable systems by the government and unrelated third parties

The Cable Act allows local franchising authorities and unrelated third parties to obtain access to a portion of our cable systems’ channel capacity for their own use. For example, the Cable Act permits franchising authorities to require cable operators to set aside channels for public, educational and governmental access programming and requires a cable system with 36 or more activated channels to designate a significant portion of that activated channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.

The FCC regulates various aspects of third-party commercial use of channel capacity on our cable systems, including: the maximum reasonable rate a cable operator may charge for third-party commercial use of the designated channel capacity; the terms and conditions for commercial use of such channels; and the procedures for the expedited resolution of disputes concerning rates or commercial use of the designated channel capacity.

In 2008, the FCC released a Report and Order which could allow certain leased access users lower cost access to channel capacity on cable systems. The new regulations limit fees to 10 cents per subscriber per month for tiered channels and in some cases, potentially no charge. The regulations also impose a variety of leased access customer service, information and reporting standards. A federal appeals court stayed implementation of the new rules and the United States Office of Management and Budget denied approval of the new rules citing the FCC’s failure to meet substantive requirements of The Paperwork Reduction Act of 1995. In July 2008, the federal appeals court agreed at the request of the FCC to hold the case in abeyance until the FCC resolved its issues with the Office of Management and Budget. If implemented as promulgated, these changes will likely increase our costs and could cause additional leased access activity on our cable systems and thereby require us to either discontinue other channels of programming or restrict our ability to carry new channels of programming or other services that may be more desirable to our customers. We cannot, however, predict whether the FCC will ultimately enact these rules as promulgated, whether it will seek to implement revised rules, or whether it will attempt to implement any new commercial leased access rules.

Ownership limitations

The FCC previously adopted nationwide limits on the number of subscribers under the control of a cable operator and on the number of channels that can be occupied on a cable system by video programming in which the cable operator has an interest. The U.S. Court of Appeals for the District of Columbia Circuit reversed the FCC’s decisions implementing these statutory provisions and remanded the case to the FCC for further proceedings. In 2007, the FCC reinstituted a restriction setting the maximum number of subscribers that a cable operator may serve at 30 percent nationwide. The FCC also has commenced a rulemaking to review vertical ownership limits and cable and broadcasting attribution rules. In August 2009, the United States Court of Appeals for the Third Circuit struck down the 30 percent horizontal cable ownership cap. The FCC’s Chairman has stated his intent for the FCC to take further action on the horizontal cap. We cannot predict what action the FCC will take or how it may impact our business.

Cable equipment

The Cable Act and FCC regulations seek to promote competition in the delivery of cable equipment by giving consumers the right to purchase set-top converters from third parties as long as the equipment does not harm the network, does not interfere with services purchased by other customers and is not used to receive unauthorized services. Over a multi-year phase-in period, the rules also required multichannel video programming distributors, other than direct broadcast satellite operators, to separate security from non-security functions in set-top converters to allow third-party vendors to provide set-tops with basic converter functions. To promote compatibility of cable systems and consumer electronics equipment, the FCC adopted rules implementing “plug and play” specifications for one-way digital televisions. The rules require cable operators to provide “CableCard” security modules and support for digital televisions equipped with built-in set-top functionality. In 2008, Sony Electronics and members of the cable industry submitted to the FCC a Memorandum of Understanding (“MOU”) in connection with the development of tru2waytm—a national two-way “plug and play” platform; other members of the consumer electronics industry have since joined the MOU.

Since July 2007, cable operators have been prohibited from issuing to their customers new set-top terminals that integrate security and basic navigation functions. The FCC has set forth a number of limited circumstances under which it will grant waivers of this requirement. We obtained a conditional waiver from the FCC that allowed us to deploy low-cost, integrated set-top boxes in certain cable systems serving less than five percent of our subscriber base and we have met the condition to upgrade to all-digital operations in those systems by February 17, 2009. In all other systems, we remain in full compliance with the rules banning integration of security and basic navigation functions in set-top terminals.

The FCC relaxed the ban on integrated security in set-top-boxes in June 2009, when the FCC issued an industry-wide waiver permitting cable operator use of a particular one-way set top box that met its definition of a “low-cost, limited capability” device. The particular box did not support interactive program guides, video-on-demand, or pay-per-view or include high definition or dual digital tuners or video recording functionality. The FCC established an expedited process to encourage other equipment manufacturers to obtain industry-wide waivers. In a separate action, specific to another cable operator, the FCC determined that HD output would no longer be considered an advanced capability. Such waivers by the FCC can help to lower the cost and facilitate conversion of cable systems to digital format.

On August 29, 2009, as required by the Child Safe Viewing Act of 2007, the FCC issued a report to Congress regarding the existence and availability of advanced technologies to allow blocking of parental selected content that are compatible with various communications devices or platforms. Congress intends to use that information to spur development of the next generation of parental control technology. Additional requirements to permit selective parental blocking could impose additional costs on us. Additionally, the FCC commenced another proceeding to gather information about empowering parents and protecting children in an evolving media landscape. The comment period ends March 26, 2010. We cannot predict what, if any FCC action will result from the information gathered.

In a November 2009 proceeding, the FCC sought specific comment on how it can encourage innovation in the market for navigation devices to support convergence of video, television and IP-based technology. If the FCC were to mandate the use of specific technology for set-top boxes, it could hinder innovation and could impose further costs and restrictions on us.

Pole attachment regulation

The Cable Act requires certain public utilities, including all local telephone companies and electric utilities, except those owned by municipalities and co-operatives, to provide cable operators and telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and rights-of-way at just and reasonable rates. This right to access is beneficial to us. Federal law also requires the FCC to regulate the rates, terms and conditions imposed by such public utilities for cable systems’ use of utility pole and conduit space unless state authorities have demonstrated to the FCC that they adequately regulate pole attachment rates, as is the case in certain states in which we operate. In the absence of state regulation, the FCC will regulate pole attachment rates, terms and conditions only in response to a formal complaint. The FCC adopted a new rate formula that became effective in 2001, which governs the maximum rate certain utilities may charge for attachments to their poles and conduit by companies providing telecommunications services, including cable operators.

This telecommunications services formula that produces higher maximum permitted attachment rates applies only to cable systems that elect to offer telecommunications services. The FCC ruled that the provision of Internet services would not, in and of itself, trigger use of this new formula. The Supreme Court affirmed this decision and held that the FCC’s authority to regulate rates for attachments to utility poles extended to attachments by cable operators and telecommunications carriers that are used to provide Internet service or for wireless telecommunications service. The Supreme Court’s decision upholding the FCC’s classification of cable modem service as an information service should strengthen our ability to resist rate increases based solely on the delivery of cable modem services over our cable systems. As we continue our deployment of phone and certain other advanced services, utilities may continue to seek to invoke the higher rates.

As a result of the Supreme Court case upholding the FCC’s classification of cable modem service as an information service, the 11th Circuit has considered whether there are circumstances in which a utility can ask for and receive rates from cable operators over and above the rates set by FCC regulation. In the 11th Circuit’s decision upholding the FCC rate formula as providing pole owners with just compensation, the 11th Circuit also determined that there were a limited set of circumstances in which a utility could ask for and receive rates from cable operators over and above the rates set by the formula, including if an individual pole was “full” and where it could show lost opportunities to rent space presently occupied by another attacher at rates higher than provided under the rate formula. After this determination, Gulf Power Company pursued just such a claim based on these limited circumstances before the FCC. The Administrative Law Judge appointed by the FCC to determine whether the circumstances were indeed met ultimately determined that Gulf Power could not demonstrate that the poles at issue were “full.” Gulf Power has appealed this decision to the full Commission and the appeal is pending. Failing to receive a favorable ruling there, Gulf Power could pursue its claims in the federal court.

In 2007, the FCC released a Notice of Proposed Rulemaking (“NPRM”) addressing pole attachment rental rates, certain terms and conditions of pole access and other issues. The NPRM calls for a review of long-standing FCC rules and regulations, including the long-standing “cable rate” formula and considers effectively eliminating cable’s lower pole attachment fees by imposing a higher unified rate for entities providing broadband Internet service. While we cannot predict the effect that the outcome of the NPRM will ultimately have on our business, changes to our pole attachment rate structure could significantly increase our annual pole attachment costs.

In August 2009, certain utilities filed a petition for declaratory ruling with the FCC seeking to have cable operators providing interconnected voice over Internet protocol pay higher telecommunications service pole attachment rates. The FCC solicited public comment on the request. The FCC has taken no further action and we cannot predict what action the FCC may take. Reclassification of our pole attachments rates from those afforded cable operators to those charged telecommunications service providers could substantially raise our pole attachment costs.

Multiple dwelling unit building wiring

The FCC has adopted cable inside wiring rules to provide a more specific procedure for the disposition of residential home wiring and internal building wiring that belongs to an incumbent cable operator that is forced by the building owner to terminate its cable services in a building with multiple dwelling units. In 2007, the FCC issued rules voiding existing and prohibiting future exclusive service contracts for services to multiple dwelling unit or other residential developments. In 2008, the FCC enacted a ban on the contractual provisions that provide for the exclusive provision of telecommunications services to residential apartment buildings and other multiple tenant environments. In May 2009, the United States Court of Appeals for the District of Columbia upheld the FCC’s 2007 order. The loss of exclusive service rights in existing contracts coupled with our inability to secure such express rights in the future may adversely affect our business to subscribers residing in multiple dwelling unit buildings and certain other residential developments. The FCC is reportedly currently considering issuing an order that would permit private cable operators to enter into exclusive service agreements, an action that could foreclose our access to subscribers and potential subscribers in those multiple dwelling unit buildings that choose to enter into such agreements.

Copyright

Our cable systems typically include in their channel line-ups local and distant television and radio broadcast signals, which are protected by the copyright laws. We generally do not obtain a license to use this programming directly from the owners of the copyrights associated with this programming, but instead comply with an alternative federal compulsory copyright licensing process. In exchange for filing certain reports and contributing a percentage of our revenues to a federal copyright royalty pool, we obtain blanket permission to retransmit the copyrighted material carried on these broadcast signals. The nature and amount of future copyright payments for broadcast signal carriage cannot be predicted at this time.

In 1999, Congress modified the satellite compulsory license in a manner that permits DBS providers to become more competitive with cable operators. Congress adopted legislation in 2004 extending this compulsory satellite license authority for an additional five years and legislation currently under consideration by Congress would extend that authority through 2014. In its 2008 Report to Congress, the Copyright Office recommended abandonment of the current cable and satellite compulsory licenses. Congress is currently considering legislation that would require the Copyright Office, in consultation with the FCC, to issue a report to Congress containing proposed mechanisms, methods, and recommendations on how to implement a phase-out of both the cable and satellite compulsory licenses. The legislation also would require the Comptroller General to conduct a study and issue a report to Congress that considers the impact such a phase-out and related changes to carriage requirements would have on consumer prices and access to programming. We cannot predict whether Congress will eliminate the cable compulsory license.

Congress also has legislation under consideration that would among other things, establish reporting and payment obligations with respect to the carriage of multiple streams of programming from a single broadcast station and clarify that cable operators need not report distant signals carried anywhere in the cable system as if they were carried everywhere in the system (commonly referred to as “phantom signals”). The legislation would also provide copyright owners with the ability to independently audit cable operators’ statement of accounts filed in 2010 and later. We cannot predict whether Congress will pass this legislation or what impact it may have, if any, on our business.

The Copyright Office has commenced inquiries soliciting comment on petitions it received seeking clarification and revisions of certain cable compulsory copyright license reporting requirements. To date, the Copyright Office has not taken any public action on these petitions. Issues raised in the petitions that have not been resolved by subsequent legislation include, among other things, clarification regarding: inclusion in gross revenues of digital converter fees, additional set fees for digital service and revenue from required “buy throughs” to obtain digital service; and certain reporting practices, including the definition of “community.” Moreover, the Copyright Office has not yet acted on a filed petition and may solicit comment on the definition of a “network” station for purposes of the compulsory license.

We cannot predict the outcome of any legislative or agency activity; however, it is possible that certain changes in the rules or copyright compulsory license fee computations or compliance procedures could have an adverse affect on our business by increasing our copyright compulsory license fee costs or by causing us to reduce or discontinue carriage of certain broadcast signals that we currently carry on a discretionary basis. Further, we are unable to predict the outcome of any legislative or agency activity related to the right of direct broadcast satellite providers to deliver local or distant broadcast signals.

Privacy and data security

The Cable Act imposes a number of restrictions on the manner in which cable operators can collect, disclose and retain data about individual system customers and requires cable operators to take such actions as necessary to prevent unauthorized access to such information. The statute also requires that the system operator periodically provide all customers with written information about its policies including the types of information collected; the use of such information; the nature, frequency and purpose of any disclosures; the period of retention; the times and places where a customer may have access to such information; the limitations placed on the cable operator by the Cable Act; and a customer’s enforcement rights. In the event that a cable operator is found to have violated the customer privacy provisions of the Cable Act, it could be required to pay damages, attorneys’ fees and other costs. Certain of these Cable Act requirements have been modified by certain more recent federal laws. Other federal laws currently impact the circumstances and the manner in which we disclose certain customer information and future federal legislation may further impact our obligations. In addition, many states in which we operate have also enacted customer privacy statutes, including obligations to notify customers where certain customer information is accessed or believed to have been accessed without authorization. These state provisions are in some cases more restrictive than those in federal law. In February 2009, a federal appellate court upheld an FCC regulation that requires phone customers to provide “opt-in” approval before certain subscriber information can be shared with a business partner for marketing purposes. Moreover, we are subject to a variety of federal requirements governing certain privacy practices and programs.

During 2008, several members of Congress commenced an inquiry into the use by certain cable operators of a third-party system that tracked activities of subscribers to facilitate the delivery of advertising more precisely targeted to each household, a practice known as behavioral advertising. In February 2009, the Federal Trade Commission issued revised self-regulatory principles for online behavioral advertising. Certain members of Congress have reportedly drafted a new federal privacy bill that could impose new restrictions or requirements on the collection, use and retention of information associated with behavioral advertising that may be introduced in the House Subcommittee on Communications, Technology and the Internet. Such legislation could change the established privacy regime from one of disclosure of practices to one requiring advance and express subscriber opt-in to certain information collection practices relative to collections during Internet or other sessions. We cannot predict if there will be additional regulatory action or whether Congress will enact legislation, whether legislation would impact our existing privacy-related obligations under the Cable Act or any impact on any of the services that we provide. Future federal and/or state laws may also cover such issues as privacy, access to some types of content by minors, pricing, encryption standards, consumer protection, electronic commerce, taxation of e-commerce, copyright infringement and other intellectual property matters. The adoption of such laws or regulations in the future may decrease the growth of such services and the Internet, which could in turn decrease the demand for our HSD service, increase our costs of providing such service, impair the ability to access potential future advertising revenue streams or have other adverse effects on our business, financial condition and results of operations.

State and local regulation

Franchise matters

Our cable systems use local streets and rights-of-way. Consequently, we must comply with state and local regulation, which is typically imposed through the franchising process. We have non-exclusive franchises granted by municipal, state or other local government entity for virtually every community in which we operate that authorize us to construct, operate and maintain our cable systems. Our franchises generally are granted for fixed terms and in many cases are terminable if we fail to comply with material provisions. The terms and conditions of our franchises vary materially from jurisdiction to jurisdiction. Each franchise granted by a municipal or local governmental entity generally contains provisions governing:

•	franchise fees;

•	franchise term;

•	system construction and maintenance obligations;

•	system channel capacity;

•	design and technical performance;

•	customer service standards;

•	sale or transfer of the franchise; and

•	territory of the franchise.

Although franchising matters have traditionally been regulated at the local level through a franchise agreement and/or a local ordinance, many states now allow or require cable service providers to bypass the local process and obtain franchise agreements or equivalent authorizations directly from state government. Many of the states in which we operate, including California, Florida, Illinois, Indiana, Iowa, Michigan, Missouri, North Carolina and Wisconsin make state-issued franchises available. These franchises typically contain less restrictive provisions than those issued by municipal or other local government entities. State-issued franchises in many states generally allow local telephone companies or others to deliver services in competition with our cable service without obtaining equivalent local franchises. In states where available, we are generally able to obtain state-issued franchises upon expiration of our existing franchises. Our business may be adversely affected to the extent that our competitors are able to operate under franchises that are more favorable than our existing local franchises. While most franchising matters are dealt with at the state and/or local level, the Cable Act provides oversight and guidelines to govern our relationship with local franchising authorities whether they are at the state, county or municipal level.

HSD service

Federal regulation

In 2002, the FCC announced that it was classifying Internet access service provided through cable modems as an interstate information service and determined that gross revenues from such services should not be included in the revenue base from which franchise fees are calculated. Although the United States Supreme Court has held that cable modem service was properly classified by the FCC as an “information service,” freeing it from regulation as a “telecommunications service,” it recognized that the FCC has jurisdiction to impose regulatory obligations on facilities-based Internet service providers. The FCC has an ongoing rulemaking process to determine whether to impose regulatory obligations on such providers, including us. Because of the FCC’s decision, we are no longer collecting and remitting franchise fees on our high-speed Internet service revenues. We are unable to predict the ultimate resolution of these matters but do not expect that any additional franchise fees we may be required to pay will be material to our business and operations.

Network neutrality

In 2005, the FCC issued a non-binding policy statement providing four principles to guide its policymaking regarding Internet services. According to the policy statement, consumers are entitled to: access the lawful Internet content of their choice; run applications and services of their choice, subject to the needs of law enforcement; connect their choice of legal devices that do not harm the network; and enjoy competition among network providers, application and service providers, and content providers. These principles are generally referred to as “network neutrality.” In 2008, the FCC took action against another cable provider after determining that the network management practices of that provider violated the FCC’s Internet Policy Statement by, among other things, allegedly managing user bandwidth consumption by identifying and restricting the applications being run, and the actual bandwidth consumed. This decision may establish de facto standards that limit the network management practices that cable operators use to manage bandwidth consumption on their networks. That cable operator sought review of the decision by the United States Court of Appeals for the District of Columbia which heard oral arguments in January 2010. We cannot predict the outcome of any pending proceedings or any impact these developments may have on the FCC’s net neutrality requirements as they apply to other Internet access providers.

In October 2009, the FCC commenced a rulemaking to impose so-called network neutrality rules on HSD service providers. According to the rulemaking, these rules would require HSD service providers to: permit users access to and send lawful content of the user’s choice; permit users to run lawful applications and services of the user’s choice; permit use of lawful devices that do not harm the network; and not deprive users of competition among providers of networks, applications, services and content. Additionally, the FCC would require the provision of access in a nondiscriminatory manner, permit providers the right to employ reasonable network management practices and a impose a duty to disclose the information reasonably necessary for uses and content, application and service providers to enjoy the protections that the new rules would establish. We cannot predict the outcome of this proceeding or how any new rules would impact our business.

Recovery Act stimulus program

The Recovery Act provided $7.2 billion in the form of grants and loans to program applicants to, among other things, build broadband infrastructure. Congress required that existing Rural Utility Service borrowers, primarily telephone companies, be provided with a preference for some of the funding. All funds must be awarded by September 30, 2010 although actual distribution of funds may take longer. Little if any of the money awarded to date has been disbursed to applicants.

National broadband plan

The Recovery Act required the FCC to issue a “national broadband plan” (“Plan”) to Congress in March 2010, and the Plan must seek to ensure that all people of the United States have access to broadband capability and establish benchmarks for meeting that goal. On March 16, 2010, the FCC issued the Plan with the following highlights: 100 million households having access to affordable 100-megabits-per-second service; access in every American community to at least 1 gigabit-per-second broadband service at anchor institutions; making 500 megahertz of spectrum newly available for licensed and unlicensed use; moving adoption rates to more than 90 percent and ensuring digital literacy of every child by the time he or she leaves high school; making Universal Service Fund support available for tomorrow’s digital infrastructure; promoting competition across the broadband ecosystem by ensuring greater transparency, removing barriers to entry, and conducting market-based analysis with quality data on price, speed, and availability; and enhancing safety through a nationwide, wireless, interoperable public safety network for first responders. Although we have not had an opportunity to fully analyze the Plan, we anticipate that future FCC releases will clarify the timing, costs and responsibilities associated with the Plan. We cannot predict what, if any, requirements will be placed on our provision of broadband services or our operation of broadband facilities or what impact the Plan will ultimately have on our business.

Digital Millennium Copyright Act

We regularly receive notices of claimed infringements by our HSD service users. The owners of copyrights and trademarks have been increasingly active in seeking to prevent use of the Internet to violate their rights. In many cases, their claims of infringement are based on the acts of customers of an Internet service provider—for example, a customer’s use of an Internet service or the resources it provides to post, download or disseminate copyrighted music, movies, software or other content without the consent of the copyright owner or to seek to profit from the use of the goodwill associated with another person’s trademark. In some cases, copyright and trademark owners have sought to recover damages from the Internet service provider, as well as or instead of the customer. The law relating to the potential liability of Internet service providers in these circumstances is unsettled. In 1996, Congress adopted the Digital Millennium Copyright Act, which is intended to grant ISPs protection against certain claims of copyright infringement resulting from the actions of customers, provided that the ISP complies with certain requirements. So far, Congress has not adopted similar protections for trademark infringement claims.

Privacy

Federal law may limit the personal information that we collect, use, disclose and retain about persons who use our services. Please refer to the “—Privacy and Data Security” discussion contained in the “—Cable System Operations and Cable Services” section, above for discussion of these considerations.

International law

Our HSD service enables individuals to access the Internet and to exchange information, generate content, conduct business and engage in various online activities on an international basis. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and abroad. Potentially, third parties could seek to hold us liable for the actions and omissions of our HSD customers, such as defamation, negligence, copyright or trademark infringement, fraud or other theories based on the nature and content of information that our customers use our service to post, download or distribute. We also could be subject to similar claims based on the content of other websites to which we provide links or third-party products, services or content that we may offer through our Internet service. Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws.

State and local regulation

Our HSD services provided over our cable systems are not generally subject to regulation by state or local jurisdictions.

Voice-over-internet protocol telephony service

Federal law

The 1996 amendments to the Cable Act created a more favorable regulatory environment for cable operators to enter the phone business. Most major cable operators now offer voice-over-Internet protocol (VoIP) telephony as a competitive alternative to traditional circuit-switched telephone service. Despite efforts by various states, including states where we operate, considered or attempted differing regulatory treatment, ranging from minimal or no regulation to full-blown common carrier status. As part of the proceeding to determine any appropriate regulatory obligations for VoIP telephony, the FCC decided that alternative voice technologies, like certain types of VoIP telephony, should be regulated only at the federal level, rather than by individual states. Many implementation details remain unresolved, and there are substantial regulatory changes being considered that could either benefit or harm VoIP telephony as a business operation.

In January 2009, the FCC issued a letter to another cable provider of VoIP service that could signal a shift in the regulatory classification of VoIP service. In that letter, the FCC questioned whether the segregation of VoIP for bandwidth management purposes would make it a facilities based provider of telecommunications services and thus subject to common carrier regulation. The FCC may address this issue as part of network neutrality proceeding. We cannot predict how or if these issues will be resolved.

Federal regulatory obligations

Throughout the past several years, the FCC has begun to apply its regulations applicable to traditional landline telephone providers to VoIP services. In 2006, the FCC announced that it would require VoIP providers to contribute to the Universal Service Fund based on their interstate service revenues. Beginning in 2007, facilities-based broadband Internet access and interconnected VoIP service providers were required to comply with Communications Assistance for Law Enforcement Act requirements. Beginning in 2007, the FCC has required interconnected VoIP providers, such as us, to pay regulatory fees based on revenues reported on the FCC

Form 499A at the same rate as interstate telecommunications service providers. The FCC also has extended other regulations and reporting requirements to VoIP providers, including E-911, Customer Proprietary Network Information (“CPNI”), local number portability, disability access, and Form 477 (subscriber information) reporting obligations. The FCC has issued a Further Notice of Proposed Rulemaking with respect to possible changes in the intercarrier compensation model in a way that could financially disadvantage us and benefit some of our competitors. It is unknown what conclusions or actions the FCC may take or the effects on our business.

Privacy

In addition to any privacy laws that may apply to our provision of VoIP services (see general discussion in “—Privacy and Data Security” in the “—Cable System Operations and Cable Services” discussion, above), we must comply with additional privacy provisions contained in the FCC’s CPNI regulations related to certain telephone customer records. In addition to employee training programs and other operating and disciplinary procedures, the CPNI rules require establishment of customer authentication and password protections, limit the means that we may use for such authentication, and provide customer approval prior to certain types of uses or disclosures of CPNI.

State and local regulation

Although our entities that provide VoIP telephony services are certificated as competitive local exchange carriers in most of the states in which they operate, they generally provide few if any services in that capacity. Rather, we provide VoIP services that are not generally subject to regulation by state or local jurisdictions. The FCC has preempted some state commission regulation of VoIP services, but has stated that its preemption does not extend to state consumer protection requirements. Some states continue to attempt to impose obligations on VoIP service providers, including state universal service fund payment obligations.

Management and corporate governance

We are a limited liability company organized under the laws of the state of New York and, in accordance with the terms of our operating agreement, the management, operation and control of our business, activities and affairs is vested exclusively in Mediacom, our manager and sole member. Hence, we do not have a board of directors or similar governing body. Mediacom has appointed Mr. Rocco B. Commisso as our Chief Executive Officer and Mr. Mark E. Stephan as our Executive Vice President and Chief Financial Officer. Messrs. Commisso and Stephan are subject to the direction and control of Mediacom, and they serve as our executive officers at the discretion of Mediacom. We have no other executive officers. Set forth below is biographical information about each of our executive officers:

Name	Age	Principal occupation and business experience

Rocco B. Commisso	60	Mr. Commisso has 31 years of experience with the cable industry and has served as Chairman and Chief Executive Officer of Mediacom since founding our predecessor company in July 1995. From 1986 to 1995, he served as Executive Vice President, Chief Financial Officer and a director of Cablevision Industries Corporation. Prior to that time, Mr. Commisso served as Senior Vice President of Royal Bank of Canada’s affiliate in the United States from 1981, where he founded and directed a specialized lending group to media and communications companies. Mr. Commisso began his association with the cable industry in 1978 at The Chase Manhattan Bank, where he managed the bank’s lending activities to communications firms including the cable industry. He serves on the board of directors and executive committees of the National Cable Television Association and Cable Television Laboratories, Inc., and on the board of directors of C-SPAN and the National Italian American Foundation. Mr. Commisso holds a Bachelor of Science in Industrial Engineering and a Master of Business Administration from Columbia University.
Mark E. Stephan	53	Mr. Stephan has 23 years of experience with the cable television industry and has served as Executive Vice President and Chief Financial Officer of Mediacom since July 2005. Prior to that he was Executive Vice President, Chief Financial Officer and Treasurer since November 2003 and our Senior Vice President, Chief Financial Officer and Treasurer since the commencement of our operations in March 1996. Before joining us, Mr. Stephan served as Vice President, Finance for Cablevision Industries from July 1993. Prior to that time, Mr. Stephan served as Manager of the telecommunications and media lending group of Royal Bank of Canada.

Executive compensation

Our operating subsidiaries pay Mediacom, our manager, annual management fees for the services it provides to us. We paid Mediacom an aggregate of $11.8 million in management fees for the year ended December 31, 2009.

Our executive officers do not receive any separate compensation from us. Rather, they are compensated exclusively by Mediacom in their capacity as executive officers of Mediacom.

Security ownership

Mediacom Capital Corporation is a wholly owned subsidiary of Mediacom LLC. Mediacom is the sole member of Mediacom LLC. The address of Mediacom is 100 Crystal Run Road, Middletown, New York 10941.

Certain relationships and related transactions

Management agreements

Pursuant to management agreements between Mediacom and our operating subsidiaries, Mediacom is entitled to receive annual management fees in amounts not to exceed 4.5% of our gross operating revenues. For the year ended December 31, 2009, Mediacom received $11.8 million of such management fees, representing approximately 1.9% of gross operating revenues.

Exchange agreement

On February 13, 2009, Mediacom consummated the Exchange Agreement among Mediacom, Shivers and STOC. Under the Exchange Agreement, Mediacom exchanged a wholly owned subsidiary, which held our former Western North Carolina cable systems and approximately $110 million in cash, for 28,309,674 shares of Mediacom Class A common stock held by Shivers. STOC, Shivers and Morris Communications are controlled by William S. Morris III, who together with another Morris Communications representative, Craig S. Mitchell, held two seats on Mediacom’s board of directors. Upon the closing of the exchange transaction, Messrs. Morris and Mitchell resigned from Mediacom’s board of directors.

Transfer agreement

On February 11, 2009, certain of our operating subsidiaries executed the Transfer Agreement, with Mediacom and the operating subsidiaries of Mediacom Broadband, pursuant to which certain of our cable systems located in Florida, Illinois, Iowa, Kansas, Missouri and Wisconsin, which served approximately 45,900 basic subscribers at the transfer date, were exchanged for certain of Mediacom Broadband’s cable systems located in Illinois, which served approximately 42,200 basic subscribers at the transfer date, and a cash payment of $8.2 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Mediacom Exchange Transaction; Transfer Agreement”.

Other relationships

In July 2001, we made a $150.0 million preferred equity investment in Mediacom Broadband that was funded with borrowings under the subsidiary credit facility. The preferred equity investment has a 12% annual cash dividend, payable quarterly in cash. For the year ended December 31, 2009, we received in aggregate $18.0 million in cash dividends on the preferred equity.

From 2002 to 2009, Scott W. Seaton was a Managing Director in the Technology, Media and Telecommunications investment banking group of Bank of America. Prior to that time Mr. Seaton was a Managing Director in the investment banking department of Credit Suisse First Boston since 1996. Bank of America and Credit Suisse First Boston or their affiliates have in the past engaged in transactions with and performed services for our company and our affiliates in the ordinary course of business, including commercial banking, financial advisory and investment banking services.

Description of exchange notes

General

On August 25, 2009, we issued $350.0 million aggregate principal amount of 9.125% Senior Notes due in 2019, or the “original notes,” under the indenture, dated August 25, 2009 (the “Indenture”), among Mediacom LLC and Mediacom Capital, as joint and several obligors (the “Issuers”) and Law Debenture Trust Company of New York, as Trustee, in a private placement that was not subject to the registration requirements of the Securities Act. We relied on the exemption afforded by Section 4(2) of the Securities Act in effecting the offer and sale of the original notes to the initial purchasers, as well as Rule 144A and Regulation S under the Securities Act.

As part of our sale of the original notes, we are required, among other things, to complete this exchange offer, exchanging the original notes for new registered 9.125% Senior Notes due 2019, or the “exchange notes.” The exchange notes are substantially identical to the original notes, except the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes. The exchange notes will represent the same debt as the original notes and we will issue the exchange notes under the Indenture (the same indenture we used in issuing the original notes). The terms of the original notes and the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the “Trust Indenture Act.” The original notes and the exchange notes are collectively referred to herein as the “notes.”

The notes will not be guaranteed by any Subsidiary of Mediacom LLC, but Mediacom LLC has agreed in the Indenture to cause a Restricted Subsidiary to guarantee payment of the notes in certain limited circumstances specified therein. See “—Covenants—Limitation on Guarantees of Certain Indebtedness” below. The exchange notes will be issued in fully registered form only, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange notes will be represented by one or more registered notes in global form and in limited circumstances may be represented by notes in certificated form. See “—Book-entry, Delivery and Form” below.

The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, including, without limitation, the terms made a part thereof by the Trust Indenture Act. We urge you to read the Indenture in its entirety because it, and not this description, defines your rights as holders of the exchange notes. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture. A copy of the Indenture will be provided upon request without charge to each person to whom a copy of this prospectus is delivered. You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions” below. Capitalized terms used herein which are not otherwise defined shall have the meanings assigned to them in the Indenture.

Principal, maturity and interest

The exchange notes will be issued solely in exchange for an equal principal amount of outstanding original notes. As of the date of this prospectus, $350.0 million aggregate principal amount of original notes are outstanding. The notes will mature on August 15, 2019. Interest on the exchange notes will accrue at the rate of 9.125% per annum and will be payable semi-annually in arrears to holders of record at the close of business on the February 1 or August 1 (whether or not such day is a business day) immediately preceding the interest payment date on February 15 and August 15 of each year commencing February 15, 2010. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We may from time to time issue additional notes pursuant to the Indenture having identical terms and conditions to the exchange notes (the “Additional Notes”), subject to compliance with the covenants contained in the Indenture (including “—Covenants—Limitation on Indebtedness”). Any Additional Notes will be part of the same issue as the exchange notes (and accordingly will participate in purchase offers and partial redemptions) and will vote on all matters with the original notes and the exchange notes. Unless the context otherwise requires, for purposes of this “—Description of Exchange Notes,” reference to the notes includes Additional Notes.

Principal of, premium, if any, and interest, including Additional Interest, if any, on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of the Issuers maintained for such purpose in the Borough of Manhattan, The City of New York (which initially shall be the principal corporate trust office of the Trustee), except that, at the option of the Issuers, payment of interest and Additional Interest, if any, may be made by check mailed to the registered holders of the notes at their registered addresses; provided that all payments with respect to global notes and certificated notes the holders of which have given written wire transfer instructions to the paying agent by no later than five business days prior to the relevant payment date will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof.

Ranking

The exchange notes will be unsecured, senior obligations of the Issuers, ranking pari passu in right of payment with all existing and future unsecured Indebtedness of the Issuers, other than any Subordinated Obligations. The exchange notes will be effectively subordinated to any secured Indebtedness of the Issuers. Since Mediacom LLC is an intermediate holding company and conducts its business through its Subsidiaries, the exchange notes will be effectively subordinated to all existing and future Indebtedness and other liabilities (including trade payables) of its Subsidiaries (other than Mediacom Capital). Mediacom Communications is not and will not be an obligor or guarantor of the exchange notes.

As of December 31, 2009, Mediacom LLC had approximately $1.510 billion of Indebtedness outstanding (including $1.160 billion of Indebtedness of its Subsidiaries), with its Subsidiaries that are party to the Subsidiary Credit Facility having the ability to borrow up to an additional $314.8 million in the aggregate under the Subsidiary Credit Facility (subject to satisfying certain borrowing conditions).

Optional redemption

Except as set forth below, the notes are not redeemable prior to August 15, 2014. Thereafter, the notes will be redeemable, in whole or in part, from time to time at the option of the Issuers, on not less than 30 and not more than 60 days’ notice prior to the redemption date by first class mail to each holder of notes to be redeemed at such holder’s address appearing in the register of notes maintained by the registrar at the following redemption prices (expressed as percentages of principal amount) if redeemed during the twelve-month period beginning with August 15 of the year indicated below, in each case together with accrued and unpaid interest and Additional Interest, if any, thereon to the date of redemption:

Year	Redemption price

2014	104.563%
2015	103.042%
2016	101.521%
2017 and thereafter	100.000%

Notwithstanding the foregoing, at any time prior to August 15, 2014, the Issuers may also redeem the notes, in whole or in part from time to time, at the option of the Issuers, upon not less than 30 and not more than 60 days’ notice prior to the redemption date by first class mail to each holder of notes to be redeemed at such holder’s address appearing in the register of notes maintained by the registrar, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, thereon to, the date of redemption.

In addition, at any time and from time to time, on or prior to August 15, 2012, the Issuers may redeem up to 35% of the original principal amount of the notes (calculated to give effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings, at a redemption price in cash equal to 109.125% of the principal to be redeemed plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of redemption; provided that at least 65% of the original principal amount of notes (as so calculated) remains outstanding immediately after each such redemption. Any such redemption will be required to occur within 90 days following the closing of any such Equity Offering.

If fewer than all the notes are to be redeemed, the Trustee will select the notes to be redeemed, if the notes are listed on a national securities exchange, in accordance with the rules of such exchange or, if the notes are not so listed, on a pro rata basis or by lot or by such other method that the Trustee deems to be fair and equitable to holders; provided that, if a partial redemption is made with the proceeds of any Equity Offering, selection of the notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed and a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued; provided that no notes of a principal amount of $2,000 or less shall be redeemed in part. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Issuers have deposited with the paying agent for the notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Repurchase at the option of holders

Change of control

The Indenture provides that upon the occurrence of a Change of Control, each holder of notes shall have the right to require the Issuers to repurchase all or any part of such holder’s notes pursuant to an offer described below (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase (the “Change of Control Payment”).

A “Change of Control” means the occurrence of any of the following events: (i) any Person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 50% of the total voting power of the then outstanding Voting Equity Interests in Mediacom LLC; (ii) Mediacom LLC consolidates with, or merges with or into, another Person (other than a Wholly Owned Restricted Subsidiary) or Mediacom LLC or any of its Subsidiaries sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of Mediacom LLC and its Subsidiaries (determined on a consolidated basis) to any Person (other than Mediacom LLC or any Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction the Person or Persons that “beneficially owned” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise) immediately prior to such transaction, directly or indirectly, a majority of the total voting power of the then outstanding Voting Equity Interests in Mediacom LLC, “beneficially own” (as so determined), directly or indirectly, more than 50% of the total voting power of the then outstanding Voting Equity Interests in the surviving or transferee Person; (iii) Mediacom LLC is liquidated or dissolved or adopts a plan of liquidation or dissolution (whether or not otherwise in compliance with the provisions of the Indenture); (iv) a majority of the members of the Executive Committee of Mediacom LLC shall consist of Persons who are not Continuing Members; or (v) Mediacom LLC ceases to own 100% of the issued and outstanding Equity Interests in Mediacom Capital, other than by reason of a merger of Mediacom Capital into and with a corporate successor to Mediacom LLC; provided, however, that a Change of Control will be deemed not to have occurred in any of the circumstances described in clauses (i) through (iv) above if after the occurrence of any such circumstance (A) Mediacom Communications (or any successor thereto) or a Person (or successor thereto) more than 50% of the total voting power of then outstanding

Voting Equity Interests of which is beneficially owned, directly or indirectly, by Mediacom Communications (or any successor thereto) continues to be the manager of Mediacom LLC (or the surviving or transferee Person in the case of clause (ii) above) pursuant to the Operating Agreement and Rocco B. Commisso continues to the chief executive officer or chairman of Mediacom Communications (or any successor thereto), (B) Rocco B. Commisso, or a Person more than 50% of the total voting power of then outstanding Voting Equity Interests of which is beneficially owned, directly or indirectly, by Rocco B. Commisso and the other Permitted Holders together with their respective designees, becomes the manager of Mediacom LLC (or the surviving or transferee Person in the case of clause (ii) above) or (C) Rocco B. Commisso becomes and thereafter continues to be the chief executive officer or chairman of Mediacom LLC (or the surviving or transferee Person in the case of clause (ii) above).

Within 30 days of the occurrence of a Change of Control, the Issuers shall send by first class mail, postage prepaid, to the Trustee and to each holder of the notes, at the address appearing in the register of notes maintained by the registrar, a notice stating: (1) that the Change of Control Offer is being made pursuant to this covenant and that all notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”); (3) that any note not tendered will continue to accrue interest; (4) that, unless the Issuers default in the payment of the Change of Control Payment, any notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (5) that holders accepting the offer to have their notes purchased pursuant to a Change of Control Offer will be required to surrender the notes to the paying agent at the address specified in the notice prior to the close of business on the business day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their acceptance if the paying agent receives, not later than the close of business on the third business day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of the notes delivered for purchase, and a statement that such holder is withdrawing its election to have such notes purchased; (7) that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, provided that each note purchased and each such new note issued shall be in an original principal amount in denominations of $2,000 and integral multiples of $1,000 in excess thereof; (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and (9) the name and address of the paying agent.

On the Change of Control Payment Date, the Issuers shall, to the extent lawful, (i) accept for payment notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the paying agent money sufficient to pay the purchase price of all notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee notes so accepted together with an officers’ certificate stating the notes or portions thereof tendered to the Issuers. The paying agent shall promptly mail to each holder of notes so accepted payment in an amount equal to the purchase price for such notes, and the Issuers shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new note equal in principal amount to any unpurchased portion of the notes surrendered; provided that each such new note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof. The Issuers will send to the Trustee and the holders of notes on or as soon as practicable after the Change of Control Payment Date a notice setting forth the results of the Change of Control Offer.

The Issuers will not be required to make a Change of Control Offer if a third party (including an Affiliate of the Issuers) makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes or portions thereof validly tendered and not withdrawn under such Change of Control Offer. In addition, the Issuers will not be required to make a Change of Control Offer in the event of a highly leveraged transaction that does not constitute a Change of Control.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant.

The Subsidiary Credit Facility includes a “change of control” provision that permits the lenders thereunder to accelerate the repayment of Indebtedness thereunder upon the occurrence of a “change in control” (as defined therein). The Subsidiary Credit Facility will not permit the Subsidiaries of Mediacom LLC to make distributions to the Issuers so as to permit the Issuers to effect a purchase of the notes upon a Change of Control without the prior satisfaction of certain financial tests and other conditions. Any future credit facilities or other agreements relating to Indebtedness to which the Issuers or Subsidiaries of Mediacom LLC become a party may contain similar restrictions and provisions. If a Change of Control were to occur, the Issuers may not have sufficient available funds to pay the Change of Control Payment for all notes that might be delivered by holders of the notes seeking to accept the Change of Control Offer after first satisfying its obligations under the Subsidiary Credit Facility or other agreements relating to Indebtedness, if accelerated. The failure of the Issuers to make or consummate the Change of Control Offer or to pay the Change of Control Payment when due will give the Trustee and the holders of the notes the rights described under “—Events of Default” below.

The definition of Change of Control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of the assets of Mediacom LLC and its Subsidiaries. Although there is a developing body of case law interpreting the phrase “substantially all,” there is not a precise or established definition of the phrase under applicable law. Accordingly, the ability of a holder of the notes to require the Issuers to repurchase such notes as a result of a sale, assignment, conveyance, transfer, lease or other disposition of less than all of the assets of Mediacom LLC and its Subsidiaries to another Person or group may be uncertain.

Asset sales

The Indenture provides that Mediacom LLC shall not, and shall not permit any Restricted Subsidiary to, consummate an Asset Sale unless (i) Mediacom LLC or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution); (ii) not less than 75% of the consideration received by Mediacom LLC or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and (iii) the Asset Sale Proceeds received by Mediacom LLC or such Restricted Subsidiary are applied (a) first, to the extent Mediacom LLC elects, or is required, to prepay, repay or purchase debt under any then existing Indebtedness of Mediacom LLC or any Restricted Subsidiary within 360 days following the receipt of the Asset Sale Proceeds from any Asset Sale or, to the extent Mediacom LLC elects, to make, or commits pursuant to a written agreement to make, an investment in assets (including, without limitation,

Equity Interests or other securities purchased in connection with the acquisition of Equity Interests or property of another Person) used or useful in a Related Business, provided that such investment occurs and such Asset Sale Proceeds are so applied within 360 days following the receipt of such Asset Sale Proceeds or, in the case of funds committed to be invested in such assets pursuant to a written agreement dated within 360 days following the receipt of such Asset Sale Proceeds, such investment occurs within 540 days following the receipt of such Asset Sale Proceeds (such 360th day or 540th day, as the case may be, the “Reinvestment Date”), and (b) second, on a pro rata basis (1) to the repayment of an amount of Other Pari Passu Debt not exceeding the Other Pari Passu Debt Pro Rata Share (provided that any such repayment shall result in a permanent reduction of any commitment in respect thereof in an amount equal to the principal amount so repaid) and (2) if on the Reinvestment Date with respect to any Asset Sale the Excess Proceeds exceed $15.0 million, the Issuers shall apply an amount equal to such Excess Proceeds to an offer to repurchase the notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase (an “Excess Proceeds Offer”). If an Excess Proceeds Offer is not fully subscribed, the Issuers may retain the portion of the Excess Proceeds not required to repurchase notes. For purposes of determining in clause (ii) above the percentage of cash consideration received by Mediacom LLC or any Restricted Subsidiary, the amount of any (x) liabilities (as shown on Mediacom LLC’s or such Restricted Subsidiary’s most recent balance sheet) of Mediacom LLC or any Restricted Subsidiary that are actually assumed by the transferee in such Asset Sale and from which Mediacom LLC and the Restricted Subsidiaries are fully released shall be deemed to be cash, and (y) securities, notes or other similar obligations received by Mediacom LLC or such Restricted Subsidiary from such transferee that are immediately converted (or are converted within 30 days of the related Asset Sale) by Mediacom LLC or such Restricted Subsidiary into cash shall be deemed to be cash in an amount equal to the net cash proceeds realized upon such conversion.

If the Issuers are required to make an Excess Proceeds Offer, within 30 days following the Reinvestment Date, the Issuers shall send by first class mail, postage prepaid, to the Trustee and to each holder of the notes, at the address appearing in the register of the notes maintained by the registrar, a notice stating, among other things: (1) that such holders have the right to require the Issuers to apply the Excess Proceeds to repurchase such notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of purchase; (2) the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Issuers, that each holder must follow in order to have such notes repurchased; and (4) the calculations used in determining the amount of Excess Proceeds to be applied to the repurchase of such notes. If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased on a pro rata basis or by lot or by such other method that the Trustee deems to be fair and equitable to holders. Upon completion of the Excess Proceeds Offer, the amount of Excess Proceeds shall be reset to zero.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant.

Notwithstanding the foregoing, the Indenture provides that Mediacom LLC or any Restricted Subsidiary will be permitted to consummate an Asset Swap if (i) at the time of entering into the related Asset Swap Agreement or immediately after giving effect to such Asset Swap no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (ii) such Asset Swap shall have been approved in good faith by the Executive Committee, whose approval shall be conclusive and evidenced by a Committee Resolution, which states that such Asset Swap is fair to Mediacom LLC or such Restricted Subsidiary, as the case may be, from a financial point of view.

If a Restricted Subsidiary were to consummate an Asset Sale, the Subsidiary Credit Facility would not permit such Restricted Subsidiary to make a distribution to the Issuers of the related Asset Sale Proceeds so as to permit the Issuers to effect an Excess Proceeds Offer with such Asset Sale Proceeds without the prior satisfaction of certain financial tests and other conditions. Any future credit agreements or other agreements relating to Indebtedness to which the Issuers or Subsidiaries of Mediacom LLC become a party may contain similar restrictions or other provisions which would prohibit the Issuers from purchasing any notes from Asset Sale Proceeds. In the event an Excess Proceeds Offer occurs at a time when the Issuers are prohibited from receiving Asset Sale Proceeds or purchasing the notes, the Issuers could seek the consent of their lenders to the distribution of Asset Sales Proceeds or the purchase of notes or could attempt to refinance the Indebtedness that contains such prohibition. If the Issuers do not obtain such a consent or repay such Indebtedness, the Issuers may remain prohibited from purchasing the notes. In such case, the Issuers’ failure to purchase tendered notes when due will give the Trustee and the holders of the notes the rights described under “—Events of Default” below.

Events of default

An Event of Default is defined in the Indenture as being: (a) default in payment of any principal of, or premium, if any, on the notes when due; (b) default for 30 days in payment of any interest or Additional Interest, if any, on the notes when due; (c) default by the Issuers for 60 days after written notice by holders of not less than 25% in principal amount of the notes then outstanding in the observance or performance of any other covenant in the notes or the Indenture; (d) default in the payment at maturity (continued for the longer of any applicable grace, extension, forbearance or other similar period or 30 days) of any Indebtedness aggregating $25.0 million or more of the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries of Mediacom LLC which, if merged into each other, would constitute a Significant Subsidiary, or the acceleration of any such Indebtedness, which default shall not be cured or waived, or such acceleration shall not be rescinded or annulled, within 30 days after written notice by holders of not less than 25% in principal amount of the notes then outstanding; (e) any final judgment or judgments for the payment of money in excess of $25.0 million (net of amounts covered by insurance) shall be rendered against the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries of Mediacom LLC which, if merged into each other, would constitute a Significant Subsidiary, and shall not be discharged for any period of 60 consecutive days, during which a stay of enforcement of such judgment shall not be in effect; (f) certain events involving bankruptcy, insolvency or reorganization of the Issuers or a Significant Subsidiary or any group of Restricted Subsidiaries of Mediacom LLC which, if merged into each other, would constitute a Significant Subsidiary; or (g) the guarantee of any Guarantor ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Guarantor shall deny or disaffirm its obligations under the Indenture or the guarantee of such Guarantor. The Indenture provides that the Trustee may withhold notice to the holders of notes of any default (except in payment of principal of or premium, if any, or interest or Additional Interest on the notes) if the Trustee considers it to be in the best interest of the holders of the notes to do so.

The Indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of all the notes to be due and payable immediately, but if the Issuers shall cure (or the holders of a majority in principal amount of the notes then outstanding, if permitted by the Indenture, shall waive) all defaults (except the nonpayment of principal, interest and premium, if any, on any notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be annulled by the holders of a majority in principal amount of the notes then outstanding. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, such amount with respect to all of the notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the notes.

The holders of a majority in principal amount of the notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee subject to certain limitations specified in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the notes, unless such holders have offered to the Trustee indemnity satisfactory to it.

Covenants

Limitation on restricted payments

The Indenture provides that, so long as any of the notes remain outstanding, Mediacom LLC shall not, and shall not permit any Restricted Subsidiary to, make any Restricted Payment if (i) at the time of such proposed Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment; (ii) immediately after giving effect to such proposed Restricted Payment, Mediacom LLC would not be able to Incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “—Limitation on Indebtedness” below; or (iii) immediately after giving effect to any such Restricted Payment, the aggregate of all Restricted Payments which shall have been made on or after the Existing Notes Build-Up Date (the amount of any Restricted Payment, if other than cash, to be based upon the fair market value thereof on the date of such Restricted Payment (without giving effect to subsequent changes in value) as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution) would exceed an amount equal to the difference between (a) the Cumulative Credit and (b) the sum of (x) 1.4 times Cumulative Interest Expense attributable to periods ending on or prior to June 30, 2009 and (y) 1.2 times Cumulative Interest Expense attributable to periods ending after June 30, 2009.

As of December 31, 2009, the total amount available for making Restricted Payments under the foregoing clause (iii) was approximately $773.4 million.

The provisions of the first paragraph of this covenant shall not prevent any of the following, each of which shall be given independent effect: (1) the retirement of any of Mediacom LLC’s Equity Interests in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of Mediacom LLC or an employee stock ownership plan or to a trust established by Mediacom LLC or any Subsidiary of Mediacom LLC for the benefit of its employees) of Equity Interests in Mediacom LLC; (2) the payment of any dividend or distribution on, or the redemption of, Equity Interests within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of the Indenture; (3) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the provisions described under “Repurchase at the Option of Holders—Asset Sales” above; (4) payments of compensation to officers, directors and employees of Mediacom LLC or any Restricted Subsidiary so long as the Executive Committee or the manager of Mediacom LLC in good faith shall have approved the terms thereof; (5) the payment of dividends on any Equity Interests in Mediacom LLC following the issuance thereof in an amount per annum of up to 6% of the net proceeds received by Mediacom LLC from an Equity Offering of such Equity Interests; (6) (a) the payment of management fees, and any related reimbursement of expenses, to Mediacom Communications or any Affiliate thereof pursuant to the Management Agreements and (b) the reimbursement of expenses and the making of payments in respect of indemnification obligations to Mediacom Communications or any Affiliate thereof pursuant to the Operating Agreement; (7) the payment of amounts in connection with any merger, consolidation, or sale of assets effected in accordance with the “—Merger or Sales of Assets” covenant below, provided that no such payment may be made pursuant to this clause (7) unless, after giving effect to such transaction (and the Incurrence of any Indebtedness in connection therewith and the use of the proceeds thereof), Mediacom LLC would be able to Incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “—Limitation on Indebtedness” below such that after incurring that $1.00 of additional Indebtedness, the Debt to Operating Cash Flow Ratio would be less than or equal to 6.5 to 1.0; (8) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Obligations in exchange for, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Mediacom LLC or an employee stock ownership plan or to a trust established by Mediacom LLC or any Subsidiary of Mediacom LLC for the benefit of its employees) of Equity Interests in Mediacom LLC or Subordinated Obligations of Mediacom LLC; (9) the payment of any dividend or distribution on or with respect to any Equity Interests of any Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis; (10) the making and consummation of (A) an Excess Proceeds Offer in accordance with the provisions of the Indenture with any Excess Proceeds or (B) a Change of Control Offer with respect to the notes in accordance with the provisions of the Indenture or (C) any offer to repurchase Indebtedness similar to the offer described in clause (A) or (B) set forth in any other agreement governing such Indebtedness; (11) during the period Mediacom LLC is treated as a partnership for U.S. federal income tax purposes and after such period to the extent relating to the liability for such period, the payment of distributions in respect of members’ or partners’ income tax liability with respect to Mediacom LLC in an amount not to exceed the aggregate amount of tax distributions, if any, permitted to be made by Mediacom LLC to its members under the Operating Agreement (such amount not to include amounts in respect of taxes resulting from Mediacom LLC’s reorganization as or change in the status to a corporation); (12) the payment by any Restricted Subsidiary to Mediacom LLC or another Restricted Subsidiary of principal and interest due in respect of intercompany Indebtedness and dividends and other distributions in respect of Preferred Equity Interests in such Restricted Subsidiary; (13) the distribution of any Investment originally made by Mediacom LLC or any Restricted Subsidiary pursuant to the first paragraph of this covenant to holders of Equity Interests in Mediacom LLC or such Restricted Subsidiary, as the case may be; and (14) additional Restricted Payments in an aggregate amount not to exceed $25.0 million; provided, however, that in the case of clauses (2), (5), (7), (9), (10),

(13) and (14) of this paragraph, no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or as a result thereof. In calculating the aggregate amount of Restricted Payments made on or after the Existing Notes Build-Up Date for purposes of clause (iii) of the first paragraph of this covenant, (x) Restricted Payments made pursuant to clause (2) and any Restricted Payment deemed to have been made pursuant to the “—Limitation on Transactions with Affiliates” covenant below shall be included in such calculation and (y) Restricted Payments made pursuant to clause (1) or any of clauses (3) through (14) shall be excluded from such calculation.

Limitation on indebtedness

The Indenture provides that Mediacom LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any Disqualified Equity Interests except for Permitted Indebtedness; provided, however, that Mediacom LLC or any Restricted Subsidiary may Incur Indebtedness or issue Disqualified Equity Interests if, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Equity Interests and the application of the proceeds therefrom, the Debt to Operating Cash Flow Ratio would be less than or equal to 8.5 to 1.0.

The foregoing limitations will not apply to the Incurrence of any of the following (collectively, “Permitted Indebtedness”), each of which shall be given independent effect:

(a) Indebtedness under the original notes issued on the date of the Indenture, the exchange notes and the Indenture;

(b) Indebtedness of and Disqualified Equity Interests in Mediacom LLC and the Restricted Subsidiaries outstanding on the date of the Indenture other than Indebtedness described in clause (a), (c), (d) or (f) of this paragraph;

(c) (i) Indebtedness of the Restricted Subsidiaries under the Subsidiary Credit Facility (including, without limitation, any refinancing thereof), and (ii) Indebtedness of the Restricted Subsidiaries (including, without limitation, any refinancing thereof) if, at the time of and immediately after giving pro forma effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, the Debt to Operating Cash Flow Ratio would be less than or equal to 6.5 to 1.0; provided, however, that for purposes of the calculation of such Ratio, the term “Consolidated Total Indebtedness” shall refer only to the Consolidated Total Indebtedness of the Restricted Subsidiaries (including, without limitation, Indebtedness Incurred under the Subsidiary Credit Facility and the Future Subsidiary Credit Facilities, but not including (x) Indebtedness of any Restricted Subsidiary payable solely to Mediacom LLC that qualifies as “Affiliate Subordinated Indebtedness” as defined in the Subsidiary Credit Facility as of the date of the Indenture or (y) for the avoidance of doubt, Indebtedness of Mediacom Capital) outstanding as of the Determination Date (as defined hereafter in the term “Debt to Operating Cash Flow Ratio”) and the term “Operating Cash Flow” shall refer only to the Subsidiary Operating Cash Flow of the Restricted Subsidiaries for the related Measurement Period (as defined hereafter in the term “Debt to Operating Cash Flow Ratio”);

(d) Indebtedness of and Disqualified Equity Interests in (x) any Restricted Subsidiary owed to or issued to and held by Mediacom LLC or any other Restricted Subsidiary and (y) Mediacom LLC owed to and held by any Restricted Subsidiary which is unsecured and subordinated in right of payment to the payment and performance of the Issuers’ obligations under the Indenture and the notes; provided, however, that an Incurrence of Indebtedness and Disqualified Equity Interests that is not permitted by this clause (d) shall be deemed to have occurred upon (i) any sale or other disposition of any Indebtedness of or Disqualified Equity Interests in Mediacom LLC or a Restricted Subsidiary referred to in this clause (d) to any Person (other than Mediacom LLC or a Restricted Subsidiary), (ii) any sale or other disposition of Equity Interests in a Restricted Subsidiary which holds Indebtedness of or Disqualified Equity Interests in Mediacom LLC or another Restricted Subsidiary such that such Restricted Subsidiary ceases to be a Restricted Subsidiary or (iii) any designation of a Restricted Subsidiary which holds Indebtedness of or Disqualified Equity Interests in Mediacom LLC as an Unrestricted Subsidiary;

(e) guarantees by any Restricted Subsidiary of Indebtedness of Mediacom LLC or any other Restricted Subsidiary Incurred in accordance with the provisions of the Indenture;

(f) Hedging Agreements of Mediacom LLC or any Restricted Subsidiary relating to any Indebtedness of Mediacom LLC or such Restricted Subsidiary, as the case may be, Incurred in accordance with the provisions of the Indenture; provided that such Hedging Agreements have been entered into for bona fide business purposes and not for speculation;

(g) Indebtedness of or Disqualified Equity Interests in Mediacom LLC or any Restricted Subsidiary the net proceeds of which are applied promptly (and, in any event, within ten business days) to effect a replacement, renewal, refinancing or extension (collectively, a “refinancing”) of outstanding Indebtedness of or Disqualified Equity Interests in Mediacom LLC or any Restricted Subsidiary, as the case may be, Incurred in compliance with the Debt to Operating Cash Flow Ratio of the first paragraph of this covenant or clause (a) or (b) of this paragraph of this covenant or this clause (g); provided, however, that (i) Indebtedness of or Disqualified Equity Interests in Mediacom LLC may not be refinanced under this clause (g) with Indebtedness of or Disqualified Equity Interests in any Restricted Subsidiary, (ii) any such refinancing shall not exceed the sum of the principal amount or liquidation preference or redemption payment value (or, if such Indebtedness or Disqualified Equity Interests provides for a lesser amount to be due and payable upon a declaration of acceleration thereof at the time of such refinancing, an amount no greater than such lesser amount) of the Indebtedness or Disqualified Equity Interests being refinanced plus the amount of accrued interest or dividends thereon and the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith, (iii) Indebtedness representing a refinancing of Indebtedness of Mediacom LLC shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, (iv) Subordinated Obligations of Mediacom LLC or Disqualified Equity Interests in Mediacom LLC may only be refinanced with Subordinated Obligations of Mediacom LLC or Disqualified Equity Interests in Mediacom LLC, and (v) Other Pari Passu Debt which is unsecured may only be refinanced with unsecured Indebtedness, which is either Other Pari Passu Debt or Subordinated Obligations, or with Disqualified Equity Interests;

(h) Indebtedness of Mediacom LLC or a Restricted Subsidiary Incurred as a result of the pledge by Mediacom LLC or such Restricted Subsidiary of intercompany Indebtedness or Equity Interests in another Restricted Subsidiary or Equity Interests in an Unrestricted Subsidiary in the circumstance where recourse to Mediacom LLC or such Restricted Subsidiary is limited to the value of the intercompany Indebtedness or the Equity Interests so pledged;

(i) Indebtedness of Mediacom LLC or a Restricted Subsidiary represented by Capitalized Lease Obligations, mortgage financings, purchase money obligations or letters of credit, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Mediacom LLC or such Restricted Subsidiary or a Related Business in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

(j) Indebtedness of Mediacom LLC or a Restricted Subsidiary in an aggregate amount not to exceed two times the sum of (i) the aggregate Net Cash Proceeds to Mediacom LLC from (x) the issuance (other than to a Subsidiary of Mediacom LLC or an employee stock ownership plan or a trust established by Mediacom LLC or any Subsidiary of Mediacom LLC (for the benefit of its employees)) of any class of Equity Interests in Mediacom LLC (other than Disqualified Equity Interests) on or after the Existing Notes Build-Up Date or (y) contributions to the equity capital of Mediacom LLC on or after the Existing Notes Build-Up Date which do not themselves constitute Disqualified Equity Interests and (ii) the fair market value, as determined by an independent nationally recognized accounting, appraisal or investment banking firm experienced in similar types of transactions, of any assets (other than cash or Cash Equivalents) that are used or useful in a Related Business or Equity Interests in a Person engaged in a Related Business that is or becomes a Restricted Subsidiary of Mediacom LLC, in each case received by Mediacom LLC after the Existing Notes Build-Up Date in exchange for the issuance (other than to a Subsidiary of Mediacom LLC) of its Equity Interests (other than Disqualified Equity Interests); provided that (A) the amount of such Net Cash Proceeds with respect to which Indebtedness is incurred pursuant to this clause (j) shall not be deemed Net Cash Proceeds from the issue or sale of Equity Interests for purposes of clause (ii) of the definition of “Cumulative Credit” and (B) the issuance of Equity Interests with respect to which Indebtedness is incurred pursuant to this clause (j) shall not also be used to effect a Restricted Payment pursuant to clause (1) or (8) of the third paragraph of “—Limitation on Restricted Payments” above; and

(k) in addition to any Indebtedness described in clauses (a) through (j) above, Indebtedness of Mediacom LLC or any of the Restricted Subsidiaries so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (k) does not exceed $50.0 million at any one time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (k) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Mediacom LLC will, in its sole discretion, be permitted to classify such item of Indebtedness, or to later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and such item of Indebtedness shall be treated as having been Incurred as so classified or reclassified as the case may be.

Limitation on transactions with affiliates

The Indenture provides that Mediacom LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, engage in any transaction (or series of related transactions) involving in the aggregate $5.0 million or more with any Affiliate unless such transaction (or series of related transactions) shall have been approved pursuant to a Committee Resolution rendered in good faith by the Executive Committee or, if applicable, a committee comprising the disinterested members of the Executive Committee, which approval in each case shall be conclusive, to the effect that such transaction (or series of related transactions) is (a) in the best interest of Mediacom LLC or such Restricted Subsidiary and (b) upon terms which would be obtainable by Mediacom LLC or such Restricted Subsidiary in a comparable arm’s-length transaction with a Person which is not an Affiliate, except that the foregoing shall not apply in the case of any of the following transactions (the “Specified Affiliate Transactions”): (i) the making of any Restricted Payment (including, without limitation, the making of any Restricted Payment that is permitted pursuant to clauses (1) through (14) of the second paragraph of “—Limitation on Restricted Payments”) and the making of any Permitted Investment; (ii) any transaction or series of transactions between Mediacom LLC and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries; (iii) the payment of compensation (including, without limitation, amounts paid pursuant to employee benefit plans) for the personal services of, and indemnity provided on behalf of, officers, members, directors and employees of Mediacom LLC or any Restricted Subsidiary, and management, consulting or advisory fees and reimbursements of expenses and indemnity in each case so long as the Executive Committee in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor; (iv) any payments for goods or services purchased in the ordinary course of business, upon terms which would be obtainable by Mediacom LLC or a Restricted Subsidiary in a comparable arm’s-length transaction with a Person which is not an Affiliate; (v) any transaction pursuant to any agreement with any Affiliate in effect on the date of the Indenture (including, but not limited to, the Operating Agreement and other agreements relating to the payment of management fees, acquisition fees and expense reimbursements), including, without limitation, any amendments thereto entered into after the date of the Indenture, provided that the terms of any such amendment are not less favorable to Mediacom LLC than the terms of the relevant agreement in effect prior to any such amendment, as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution; (vi) any transaction or series of transactions between Mediacom LLC or any of its Restricted Subsidiaries, on the one hand, and Mediacom Communications or any of its direct or indirect Subsidiaries, on the other hand, which relate to (a) the sharing of centralized services, personnel, facilities, headends and plant, (b) the joint procurement of goods and services, (c) the allocation of costs and expenses (other than taxes based on income) and (d) matters reasonably related to any of the foregoing, in each case, which are undertaken pursuant to an established plan of Mediacom Communications the primary purpose of which is to result in cost savings and related synergies for Mediacom LLC, its Restricted Subsidiaries, Mediacom Communications and each of Mediacom Communications’ other direct or indirect Subsidiaries involved in such transaction or series of transactions; provided that, in the case of this clause (vi), such plan shall have been approved pursuant to a Committee Resolution, rendered in good faith by the Executive Committee, which approval in each case shall be conclusive, to the effect that such plan is in the best interest of Mediacom LLC or such Restricted Subsidiary; and provided, further, that such transaction or series of related transactions is fair and reasonable to Mediacom LLC or such Restricted Subsidiary, on the one hand, and to Mediacom Communications and each such other Subsidiary of Mediacom Communications, on the other hand; and (vii) the receipt from any Affiliate of any payment, Investment, distribution, loan or other extension of credit or any other consideration if the payment or making thereof would, if made by Mediacom LLC or by any Restricted Subsidiary to an Affiliate thereof, constitute a Specified Affiliate Transaction under any of the foregoing clauses (i) through (vi) of this paragraph or would comply with the last two sentences of this description of the “—Limitation on Transactions with Affiliates” covenant. The Indenture further provides that, except in the case of a Specified Affiliate Transaction, Mediacom LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, engage in any transaction (or series of related transactions) involving in the aggregate (y) $25.0 million or more in all instances except in the case of Asset Sales or Asset Swaps and (z) $50.0 million or more in the case of any Asset Sale or Asset Swap, in each case, with any Affiliate unless (i) such transaction (or series of related transactions) shall have been approved pursuant to a Committee Resolution rendered in good faith by the Executive Committee or, if applicable, a committee comprising the disinterested members of the Executive Committee to the effect set forth in clauses (a) and (b) above, which approval in each case shall be conclusive and evidenced by a Committee Resolution; and (ii) Mediacom LLC shall have received an opinion from an independent nationally recognized accounting, appraisal or investment banking firm experienced in the review of similar types of transactions stating that the terms of such transaction (or series of related transactions) are fair to Mediacom LLC or such Restricted Subsidiary, as the case may be, from a financial point of view, which opinion shall be conclusive. Notwithstanding the foregoing, any transaction (or series of related transactions) entered into by Mediacom LLC or any Restricted Subsidiary with any Affiliate without complying with the foregoing provisions of this covenant shall not constitute a violation of the provisions of this covenant if Mediacom LLC or such Restricted Subsidiary would be permitted to make a Restricted Payment pursuant to the first paragraph of “—Limitation on Restricted Payments” above at the time of the completion of such transaction (or series of related transactions) in an amount equal to the fair market value of such transaction (or series of related transactions), as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution. In such a case, Mediacom LLC or such Restricted Subsidiary, as the case may be, shall be deemed to have made a Restricted Payment in an amount equal to the fair market value of such transaction for purposes of the calculation of Restricted Payments pursuant to clause (iii) of the first paragraph of “—Limitation on Restricted Payments” above.

Limitation on liens

The Indenture provides that Mediacom LLC shall not Incur any Indebtedness secured by a Lien against or on any of its property or assets now owned or hereafter acquired by Mediacom LLC unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with such secured Indebtedness. This restriction does not, however, apply to Indebtedness secured by: (i) Liens, if any, in effect on the date of the Indenture; (ii) Liens in favor of governmental bodies to secure progress or advance payments; (iii) Liens on Equity Interests or other assets existing at the time of the acquisition thereof (including, without limitation, acquisition through merger or consolidation), provided that such Liens were not Incurred in anticipation of such acquisition; (iv) Liens securing industrial revenue or pollution control bonds; (v) Liens securing the notes; (vi) Liens securing Indebtedness of Mediacom LLC in an amount not to exceed $10.0 million at any time outstanding; (vii) Other Permitted Liens; and (viii) any extension, renewal or replacement of any Lien referred to in the foregoing clauses (i) through (vii), inclusive.

Limitation on business activities of Mediacom Capital

The Indenture provides that Mediacom Capital shall not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Equity Interests to Mediacom LLC or any Wholly Owned Restricted Subsidiary, the Incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness Incurred by Mediacom LLC, including the original notes and the exchange notes, if any, that is permitted to be Incurred by Mediacom LLC under “—Limitation on Indebtedness” above (provided that the net proceeds of such Indebtedness are retained by Mediacom LLC or loaned to or contributed as capital to one or more of the Restricted Subsidiaries other than Mediacom Capital), and activities incidental thereto. Neither Mediacom LLC nor any Restricted Subsidiary shall engage in any transactions with Mediacom Capital in violation of the immediately preceding sentence.

Designation of unrestricted subsidiaries

The Indenture provides that Mediacom LLC may designate any Subsidiary (including, without limitation, any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation; (b) at the time of and after giving effect to such Designation, Mediacom LLC would be able to Incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “—Limitation on Indebtedness” above; and (c) Mediacom LLC would be permitted to make a Restricted Payment at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of “—Limitation on Restricted Payments” above in an amount (the “Designation Amount”) equal to Mediacom LLC’s proportionate interest in the fair market value of such Subsidiary on such date (as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution). Notwithstanding the foregoing, neither Mediacom Capital nor any of its Subsidiaries may be designated as Unrestricted Subsidiaries.

The Indenture further provides that at the time of Designation all of the Indebtedness of such Unrestricted Subsidiary shall consist of, and will at all times thereafter consist of, Non-Recourse Indebtedness, and that neither Mediacom LLC nor any Restricted Subsidiary shall at any time have any direct or indirect obligation to (x) make additional Investments (other than Permitted Investments) in any Unrestricted Subsidiary; (y) maintain or preserve the financial condition of any Unrestricted Subsidiary or cause any Unrestricted Subsidiary to achieve any specified levels of operating results; or (z) be party to any agreement, contract, arrangement or understanding with any Unrestricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Mediacom LLC or such Restricted Subsidiary than those that might be obtained, in light of all the circumstances, at the time from Persons who are not Affiliates of Mediacom LLC. If, at any time, any Unrestricted Subsidiary would violate the foregoing requirements, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

Mediacom LLC may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Revocation; (b) at the time of and after giving effect to such Revocation, Mediacom LLC would be able to Incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “—Limitation on Indebtedness” above; and (c) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

All Designations and Revocations must be evidenced by Committee Resolutions delivered to the Trustee certifying compliance with the foregoing provisions.

Limitation on guarantees of certain indebtedness

The Indenture provides that Mediacom LLC shall not (a) permit any Restricted Subsidiary to guarantee any Indebtedness of either Issuer other than the notes (the “Other Indebtedness”), or (b) pledge any intercompany Indebtedness representing obligations of any of its Restricted Subsidiaries to secure the payment of Other Indebtedness, in each case unless such Restricted Subsidiary, the Issuers and the Trustee execute and deliver a supplemental indenture causing such Restricted Subsidiary to guarantee the Issuers’ obligations under the Indenture and the notes to the same extent that such Restricted Subsidiary guaranteed the Issuers’ obligations under the Other Indebtedness (including, without limitation, waiver of subrogation, if any). Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

The guarantee of a Restricted Subsidiary will be released upon (i) the sale of all of the Equity Interests, or all or substantially all of the assets, of the applicable Guarantor (in each case other than to Mediacom LLC or a Subsidiary), (ii) the designation by Mediacom LLC of the applicable Guarantor as an Unrestricted Subsidiary, or (iii) the release of the guarantee of such Guarantor with respect to the obligations which caused such Guarantor to deliver a guarantee of the notes in accordance with the preceding paragraph, in each case in compliance with the Indenture (including, without limitation, in the event of a sale of Equity Interests or assets described in clause (i) above, that the net cash proceeds are applied in accordance with the requirements of the applicable provision of the Indenture described under “—Repurchase at the Option of Holders—Asset Sales” above).

Limitation on dividends and other payment restrictions affecting subsidiaries

The Indenture provides that Mediacom LLC shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions to Mediacom LLC or any other Restricted Subsidiary on its Equity Interests; (b) pay any Indebtedness owed to Mediacom LLC or any other Restricted Subsidiary; (c) make loans or advances, or guarantee any such loans or advances, to Mediacom LLC or any other Restricted Subsidiary; (d) transfer any of its properties or assets to Mediacom LLC or any other Restricted Subsidiary; (e) grant Liens on the assets of Mediacom LLC or any Restricted Subsidiary in favor of the holders of the notes; or (f) guarantee the notes or any renewals or refinancings thereof (any of the actions described in clauses (a) through (f) above is referred to herein as a “Specified Action”); except for such encumbrances or restrictions existing under or by reason of: (i) Acquired Indebtedness or any other agreement or instrument of any Restricted Subsidiary existing at the time such Person became a Restricted Subsidiary, provided that such encumbrances or restrictions were not created in anticipation of such Person becoming a Restricted Subsidiary and are not applicable to Mediacom LLC or any other Restricted Subsidiary; (ii) refinancing Indebtedness permitted by clause (g) of the second paragraph under “—Limitation on Indebtedness” above; provided that the terms and conditions of any such encumbrances or restrictions are not materially more restrictive, taken as a whole, than those under the Indebtedness being refinanced; (iii) customary provisions restricting the assignment of any contract or interest of Mediacom LLC or any Restricted Subsidiary; (iv) the Indenture or any other indenture governing debt securities that are not materially more restrictive, taken as a whole, than those contained in the Indenture; (v) the Subsidiary Credit Facility and the Future Subsidiary Credit Facilities; provided that, in the case of any Future Subsidiary Credit Facility, Mediacom LLC shall have used commercially reasonable efforts to include in the agreements relating to such Future Subsidiary Credit Facility provisions concerning the encumbrance or restriction on the ability of any Restricted Subsidiary to take any Specified Action that are no more restrictive than those in effect in the Subsidiary Credit Facility on the date of the creation of the applicable restriction in such Future Subsidiary Credit Facility (“Comparable Restriction Provisions”), and provided further that if Mediacom LLC shall conclude in its sole discretion based on then prevailing market conditions that it is not in the best interest of Mediacom LLC and the Restricted Subsidiaries to comply with the foregoing proviso, the failure to include Comparable Restriction Provisions in the agreements relating to such Future Subsidiary Credit Facility shall not constitute a violation of the provisions of this covenant; (vi) existing agreements as in effect on the date of the Indenture and as amended, modified, extended, renewed, refunded refinanced, restated or replaced from time to time, provided that any such agreement as so amended, modified, extended, renewed, refunded, refinanced, restated or replaced is not materially more restrictive, taken as a whole, as to the Specified Actions than such agreement as in effect on the date of the Indenture; (vii) applicable law; (viii) Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case that impose restrictions on the property purchased or leased of the nature described in clause (d) above; (ix) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition; (x) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; (xi) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into (I) in the ordinary course of business or (II) with the approval of the Executive Committee of Mediacom LLC, which limitations are applicable only to the assets or property that are the subject of such agreements; (xii) any agreement or instrument relating to any property or assets acquired after the date of the Indenture, so long as such encumbrance or restriction relates only to the property or assets so acquired and was not created in anticipation of such acquisition; and (xiii) Hedging Agreements permitted from time to time under the Indenture.

Reports

The Indenture provides that, whether or not the Issuers are then subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision thereto, the Issuers shall file with the SEC (if permitted by SEC practice and applicable law and regulations) so long as the notes are outstanding the annual reports, quarterly reports and other periodic reports which the Issuers would have been required to file with the SEC pursuant to Section 13(a) or 15(d) or any successor provision thereto if the Issuers were so subject on or prior to the respective dates (the “Required Filing Dates”) by which the Issuers would have been required to file such documents if the Issuers were so subject. The Issuers shall also in any event within 15 days of each Required Filing Date (whether or not permitted or required to be filed with the SEC) (i) transmit or cause to be transmitted by mail to all holders of notes, at such holders’ addresses appearing in the register maintained by the registrar, without cost to such holders, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents described in the preceding sentence. In addition, for so long as any notes remain outstanding and prior to the later of the consummation of the Exchange Offer and the effectiveness of the Shelf Registration Statement, if required, the Issuers shall furnish to holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Merger or sales of assets

The Indenture provides that neither of the Issuers shall consolidate or merge with or into, or transfer all or substantially all of its assets to, another Person unless (i) either (A) such Issuer shall be the continuing Person, or (B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer), or to which any such transfer shall have been made, is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any State thereof or the District of Columbia (provided that, for so long as Mediacom LLC or any successor Person is a limited liability company or partnership, there must be a co-issuer of the notes that is a Wholly Owned Restricted Subsidiary of Mediacom LLC and that is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia); (ii) the surviving Person (if other than such Issuer) expressly assumes by supplemental indenture all the obligations of such Issuer under the notes and the Indenture; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iv) immediately after giving effect to such transaction, the surviving Person would be able to Incur $1.00 of additional Indebtedness under the Debt to Operating Cash Flow Ratio of the first paragraph of “—Limitation on Indebtedness” above; and (v) Mediacom LLC shall have delivered to the Trustee prior to the proposed transaction an officers’ certificate and an opinion of counsel, each stating that the proposed consolidation, merger or transfer and such supplemental indenture will comply with the Indenture.

The Indenture provides that no Guarantor shall consolidate or merge with or into, or transfer all or substantially all of its assets to, another Person unless either the guarantee of such Guarantor is being released in accordance with “—Limitation on Guarantees of Certain Indebtedness” above or: (i) either (A) such Guarantor shall be the continuing Person, or (B) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor), or to which any such transfer shall have been made, is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any State thereof or the District of Columbia; (ii) the surviving Person (if other than such Guarantor) expressly assumes by supplemental indenture all the obligations of such Guarantor under its guarantee of the notes and the Indenture; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) Mediacom LLC shall have delivered to the Trustee prior to the proposed transaction an officers’ certificate and an opinion of counsel, each stating that the proposed consolidation, merger or transfer and such supplemental indenture will comply with the Indenture.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition.

“Additional Interest” has the meaning specified in the section of this prospectus entitled “The Exchange Offer—Purpose and Effects of the Exchange Offer.”

“Affiliate” of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by,” and “under common control with”), when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether by contract, through the ownership of voting securities or otherwise.

“Applicable Premium” means, with respect to the applicable principal amount of notes on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of such notes; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of such notes at August 15, 2014 (such redemption price being set forth in the table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on such notes through August 15, 2014 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of such notes.

“Asset Acquisition” means (i) an Investment by Mediacom LLC or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into Mediacom LLC or any Restricted Subsidiary or (ii) any acquisition by Mediacom LLC or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit, a division or a line of business of such Person or which is otherwise outside of the ordinary course of business.

“Asset Sale” means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger, consolidation or sale-leaseback transaction) to any Person other than Mediacom LLC or any Wholly Owned Restricted Subsidiary or any Controlled Subsidiary, in one transaction or a series of related transactions, of: (i) any Equity Interest in any Restricted Subsidiary; (ii) any material license, franchise or other authorization of Mediacom LLC or any Restricted Subsidiary; (iii) any assets of Mediacom LLC or any Restricted Subsidiary which constitute substantially all of an operating unit, a division or a line of business of Mediacom LLC or any Restricted Subsidiary; or (iv) any other property or asset of Mediacom LLC or any Restricted Subsidiary outside of the ordinary course of business. For the purposes of this definition, the term “Asset Sale” shall not include: (i) any transaction consummated in compliance with “—Repurchase at the Option of Holders—Change of Control” above and “—Covenants—Merger or Sales of Assets” above, and the creation of any Lien not prohibited under “—Covenants—Limitation on Liens” above; (ii) the sale of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of Mediacom LLC or any Restricted Subsidiary, as the case may be; (iii) any transaction consummated in compliance with “—Covenants—Limitation on Restricted Payments” above; (iv) Asset Swaps permitted pursuant to “—Repurchase at the Option of Holders—Asset Sales” above. In addition, solely for purposes of “—Repurchase at the Option of Holders—Asset Sales” above, any sale, conveyance, transfer, lease or other disposition, whether in one transaction or a series of related transactions, involving assets with a fair market value not in excess of $5.0 million in any fiscal year shall be deemed not to be an Asset Sale; and (v) Permitted Investments.

“Asset Sale Proceeds” means, with respect to any Asset Sale: (i) cash received by Mediacom LLC or any of its Restricted Subsidiaries from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting, legal, accounting and other fees and expenses related to such Asset Sale, and any relocation expenses incurred as a result thereof, (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale by such Restricted Subsidiary, (d) payment of amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale (including, without limitation, payments made to obtain or avoid the need for the consent of any holder of such Indebtedness), and (e) deduction of appropriate amounts to be provided by Mediacom LLC or such Restricted Subsidiary as a reserve, in accordance with generally accepted accounting principles consistently applied, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by Mediacom LLC or such Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale; and (ii) promissory notes and other non-cash consideration received by Mediacom LLC or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

“Asset Swap” means the substantially concurrent purchase and sale, or exchange, of Productive Assets between Mediacom LLC or any Restricted Subsidiary and another Person or group of affiliated Persons (including, without limitation, any Person or group of affiliated Persons that is an Affiliate of Mediacom LLC and the Restricted Subsidiaries, provided that such transaction is otherwise in compliance with “—Covenants—Limitation on Transactions with Affiliates” above) pursuant to an Asset Swap Agreement; it being understood that an Asset Swap may include a cash equalization payment made in connection therewith, provided that such cash payment, if received by Mediacom LLC or any of the Restricted Subsidiaries, shall be deemed to be proceeds received from an Asset Sale and shall be applied in accordance with “—Repurchase at the Option of Holders—Asset Sales” above.

“Asset Swap Agreement” means a definitive agreement, subject only to customary closing conditions that Mediacom LLC in good faith believes will be satisfied, providing for an Asset Swap; provided, however, that any amendment to, or waiver of, any closing condition that individually or in the aggregate is material to such Asset Swap shall be deemed to be a new Asset Swap.

“Available Asset Sale Proceeds” means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clause (iii)(a) and that have not yet been the basis for application in accordance with clause (iii)(b) of the first paragraph of “—Repurchase at the Option of Holders—Asset Sales” above.

“Capitalized Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles consistently applied and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with generally accepted accounting principles consistently applied.

“Cash Equivalents” means (i) United States dollars; (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition; (iii) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to any Subsidiary Credit Facility or any Future Subsidiary Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above; (v) commercial paper having a rating of at least P-1 from Moody’s or a rating of at least A-1 from S&P; and (vi) money market mutual or similar funds having assets in excess of $100.0 million, at least 95% of the assets of which are comprised of assets specified in clauses (i) through (v) above.

“Committee Resolution” means with respect to Mediacom LLC, a duly adopted resolution of the Executive Committee of Mediacom LLC.

“Consolidated Income Tax Expense” means, with respect to Mediacom LLC for any period, the provision for federal, state, local and foreign income taxes payable by Mediacom LLC and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.

“Consolidated Interest Expense” means, with respect to Mediacom LLC and the Restricted Subsidiaries for any period, without duplication, the sum of (i) the interest expense of Mediacom LLC and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied, including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under any Hedging Agreements, however denominated, with respect to such Indebtedness; (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by Mediacom LLC and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied; and (iii) dividends and distributions in respect of Disqualified Equity Interests actually paid in cash by Mediacom LLC and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied. For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by Mediacom LLC to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with generally accepted accounting principles consistently applied.

“Consolidated Net Income” means, with respect to any period, the net income (loss) of Mediacom LLC and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication: (i) all extraordinary, unusual or nonrecurring items of income or expense and of gains or losses and all gains and losses from the sale or other disposition of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period; (ii) that portion of such net income (loss) derived from or in respect of Investments in Persons other than any Restricted Subsidiary, except to the extent actually received in cash by Mediacom LLC or any Restricted Subsidiary; (iii) the portion of such net income (loss) allocable to minority interests in unconsolidated Persons for such period, except to the extent actually received in cash by Mediacom LLC or any Restricted Subsidiary; (iv) net income (loss) of any other Person combined with Mediacom LLC or any Restricted Subsidiary on a “pooling of interests” basis attributable to any period prior to the date of combination; (v) net income (loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income (loss) is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or the holders of its Equity Interests; (vi) the cumulative effect of a change in accounting principles after the Existing Notes Build-Up Date; (vii) net income (loss) attributable to discontinued operations; (viii) management fees payable to Mediacom Communications and its Affiliates pursuant to management agreements with Mediacom LLC or its Subsidiaries accrued for such period that have not been paid during such period; and (ix) any other item of expense, other than “interest expense,” which appears on Mediacom LLC’s consolidated statement of income (loss) below the line item “Operating Income,” determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the aggregate amount of all outstanding Indebtedness and the aggregate liquidation preference or redemption payment value of all Disqualified Equity Interests in Mediacom LLC and the Restricted Subsidiaries outstanding as of such date of determination, less the obligations of Mediacom LLC or any Restricted Subsidiary under any Hedging Agreement as of such date of determination that would appear as a liability on the balance sheet of such Person, in each case determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.

“Continuing Member” means, as of the date of determination, any Person who (i) was a member of the Executive Committee of Mediacom LLC on the date of the Indenture, (ii) was nominated for election or elected to the Executive Committee of Mediacom LLC with the affirmative vote of a majority of the Continuing Members who were members of the Executive Committee at the time of such nomination or election or (iii) is a representative of, or was approved by, a Permitted Holder.

“Controlled Subsidiary” means a Restricted Subsidiary which is engaged in a Related Business (i) 80% or more of the outstanding Equity Interests of which (other than Equity Interests constituting directors’ qualifying shares to the extent mandated by applicable law) are owned by Mediacom LLC or by one or more Wholly Owned Restricted Subsidiaries or Controlled Subsidiaries or by Mediacom LLC and one or more Wholly Owned Restricted Subsidiaries or Controlled Subsidiaries; (ii) of which Mediacom LLC possesses, directly or indirectly, the power to direct or cause the direction of the management or policies, whether through the ownership of Voting Equity Interests, by agreement or otherwise; and (iii) all of whose Indebtedness is Non-Recourse Indebtedness.

“Cumulative Credit” means the sum of (i) $25.0 million, plus (ii) the aggregate Net Cash Proceeds received by Mediacom LLC or a Restricted Subsidiary from the issue or sale (other than to a Restricted Subsidiary) of Equity Interests in Mediacom LLC or a Restricted Subsidiary (other than Disqualified Equity Interests) on or after the Existing Notes Build-Up Date, plus (iii) the principal amount (or accreted amount (determined in accordance with generally accepted accounting principles), if less) of any Indebtedness, or the liquidation preference or redemption payment value of any Disqualified Equity Interests, of Mediacom LLC or any Restricted Subsidiary which has been converted into or exchanged for Equity Interests in Mediacom LLC or a Restricted Subsidiary (other than Disqualified Equity Interests) on or after the Existing Notes Build-Up Date, plus (iv) cumulative Operating Cash Flow from and after the Existing Notes Build-Up Date, to the end of the fiscal quarter immediately preceding the date of the proposed Restricted Payment, or, if cumulative Operating Cash Flow for such period is negative, minus the amount by which cumulative Operating Cash Flow is less than zero, plus (v) to the extent not already included in Operating Cash Flow, if any Investment constituting a Restricted Payment that was made after the Existing Notes Build-Up Date is sold or otherwise liquidated or repaid, or any Unrestricted Subsidiary which was designated as an Unrestricted Subsidiary after the Existing Notes Build-Up Date is sold or otherwise liquidated, the fair market value of such Restricted Payment or such Unrestricted Subsidiary, as the case may be (less the cost of disposition, if any), on the date of such sale, liquidation or repayment, as determined in good faith by the Executive Committee, whose determination shall be conclusive and evidenced by a Committee Resolution, plus (vi) if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the value of the Restricted Payment that would result if such Subsidiary were redesignated as an Unrestricted Subsidiary at such time, determined in accordance with the provisions described under “—Covenants—Designation of Unrestricted Subsidiaries” above.

“Cumulative Interest Expense” means the aggregate amount of Consolidated Interest Expense paid or accrued of the Issuers and the Restricted Subsidiaries from and after the Existing Notes Build-Up Date, to the end of the fiscal quarter immediately preceding the proposed Restricted Payment.

“Debt to Operating Cash Flow Ratio” means the ratio of (i) Consolidated Total Indebtedness as of the date of calculation (the “Determination Date”) to (ii) four times the Operating Cash Flow for the latest three months for which financial information is available immediately preceding such Determination Date (the “Measurement Period”). For purposes of calculating Operating Cash Flow for the Measurement Period immediately prior to the relevant Determination Date: (I) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Operating Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period; (II) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Operating Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and (III) if Mediacom LLC or any Restricted Subsidiary shall have in any manner (x) acquired (including, without limitation, through an Asset Acquisition or the commencement of activities constituting such operating business) or (y) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with generally accepted accounting principles consistently applied, as if, in the case of an Asset Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period, and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Equity Interest” means (i) any Equity Interest issued by Mediacom LLC which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (except, in each such case, upon the occurrence of a Change of Control) in whole or in part, or is exchangeable into Indebtedness, on or prior to the earlier of the maturity date of the notes or the date on which no notes remain outstanding; and (ii) any Equity Interest issued by any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, or is exchangeable into Indebtedness.

“Equity Interest” in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including, without limitation, partnership interests, whether general or limited, and membership interests in such Person, including, without limitation, any Preferred Equity Interests.

“Equity Offering” means a public or private offering or sale (including, without limitation, to any Affiliate) by Mediacom LLC or a Restricted Subsidiary for cash of its respective Equity Interests (other than Disqualified Equity Interests) or options, warrants or rights with respect to such Equity Interests.

“Excess Proceeds” means, with respect to any Asset Sale, the then Available Asset Sale Proceeds less any such Available Asset Sale Proceeds that are required to be applied and are applied in accordance with clause (iii)(b)(1) of the first paragraph of “—Repurchase at the Option of Holders—Asset Sales” above.

“Executive Committee” means (i) so long as Mediacom LLC is a limited liability company, (x) while the Operating Agreement is in effect, the Executive Committee authorized thereunder, and (y) at any other time, the manager or board of managers of Mediacom LLC, or management committee, board of directors or similar governing body responsible for the management of the business and affairs of Mediacom LLC or any committee of such governing body; (ii) if Mediacom LLC were to be reorganized as a corporation, the board of directors of Mediacom LLC; and (iii) if Mediacom LLC were to be reorganized as a partnership, the board of directors of the corporate general partner of such partnership (or if such general partner is itself a partnership, the board of directors of such general partner’s corporate general partner).

“Existing Notes Build-Up Date” means April 1, 1998.

“Future Subsidiary Credit Facilities” means one or more debt facilities (other than the Subsidiary Credit Facility) entered into from time to time after the date of the Indenture by one or more Restricted Subsidiaries or groups of Restricted Subsidiaries with banks or other institutional lenders, together with all loan documents and instruments thereunder (including, without limitation, any guarantee agreements and security documents), including, without limitation, any amendment (including, without limitation, any amendment and restatement), modification or supplement thereto or any refinancing, refunding, deferral, renewal, extension or replacement thereof (including, in any such case and without limitation, adding or removing Subsidiaries of Mediacom LLC as borrowers or guarantors thereunder), whether by the same or any other lender or group of lenders.

“Guarantor” means any Subsidiary of Mediacom LLC that guarantees the Issuers’ obligations under the Indenture and the notes issued after the date of the Indenture pursuant to “—Covenants—Limitation on Guarantees of Certain Indebtedness” above.

“Hedging Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement providing for the transfer or mitigation of interest rate risks either generally or under specific contingencies.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or to record, as required pursuant to generally accepted accounting principles or otherwise, any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence”, “Incurred” and “Incurring” shall have meanings correlative to the foregoing). Indebtedness of any Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary (or is merged into or consolidates with Mediacom LLC or any Restricted Subsidiary), whether or not such Indebtedness was incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary (or being merged into or consolidated with Mediacom LLC or any Restricted Subsidiary), shall be deemed Incurred at the time any such Person becomes a Restricted Subsidiary or merges into or consolidates with Mediacom LLC or any Restricted Subsidiary.

“Indebtedness” means, with respect to any Person, without duplication, any indebtedness, secured or unsecured, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit or representing the deferred and unpaid balance of the purchase price of property or services (but excluding trade payables incurred in the ordinary course of business and noninterest bearing installment obligations and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles consistently applied, and shall also include, to the extent not otherwise included (but without duplication): (i) any Capitalized Lease Obligations; (ii) obligations secured by a lien to which any property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed; (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor); and (iv) obligations of Mediacom LLC or any Restricted Subsidiary under any Hedging Agreement applicable to any of the foregoing (if and only to the extent any amount due in respect of such Hedging Agreement would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles consistently applied). Indebtedness (i) shall not include obligations under performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations, Incurred in the ordinary course of business, including in connection with pole rental or conduit attachments and the like or the requirements of cable television franchising authorities, and otherwise consistent with industry practice; (ii) shall not include obligations of any Person (x) arising from the honoring by a bank or other financial institution of a check, draft or other similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided such obligations are extinguished within five business days of their Incurrence, (y) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past practice and (z) under stand-by letters of credit to the extent collateralized by cash or Cash Equivalents; and (iii) which provides that an amount less than the principal amount thereof shall be due upon any declaration of acceleration thereof shall be deemed to be Incurred or outstanding in an amount equal to the accreted value thereof at the date of determination.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by means of a guarantee) or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), or any direct or indirect acquisition, by purchase or otherwise, of any stock, bonds, notes, debentures, partnership, membership or joint venture interests or other securities or other evidence of beneficial interest of, such Person; provided that the term “Investment” shall not include any such advance, loan or extension of credit having a term not exceeding 90 days arising in the ordinary course of business or any pledge of Equity Interests pursuant to the Subsidiary Credit Facility or any Future Subsidiary Credit Facility. If Mediacom LLC or any Restricted Subsidiary sells or otherwise disposes of any Voting Equity Interest of any direct or indirect Restricted Subsidiary such that, after giving effect to such sale or disposition, Mediacom LLC no longer owns, directly or indirectly, greater than 50% of the outstanding Voting Equity Interests in such Restricted Subsidiary, Mediacom LLC shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Voting Equity Interests in such former Restricted Subsidiary not sold or disposed of.

“Lien” means any mortgage, pledge, lien, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof or any agreement to give a security interest).

“Mediacom Communications” means Mediacom Communications Corporation, a Delaware corporation.

“Mediacom LLC Group Credit Agreement” means the Credit Agreement, dated of October 21, 2004, among the operating subsidiaries of Mediacom LLC named therein, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders party thereto, as amended, together with all loan documents and instruments thereunder.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” means, with respect to any issuance or sale of Equity Interests, the proceeds in the form of cash or Cash Equivalents received by Mediacom LLC or any Restricted Subsidiary of such issuance or sale, net of attorneys’ fees, accountants fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Indebtedness” means Indebtedness of a Person (i) as to which neither the Issuers nor any of the Restricted Subsidiaries (other than such Person or any Subsidiaries of such Person) (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) the incurrence of which will not result in any recourse against any of the assets of either of the Issuers or the Restricted Subsidiaries (other than to such Person or to any Subsidiaries of such Person and other than to the Equity Interests in such Person or in another Restricted Subsidiary or an Unrestricted Subsidiary pledged by Mediacom LLC, a Restricted Subsidiary or an Unrestricted Subsidiary); provided, however, that Mediacom LLC or any Restricted Subsidiary may make a loan to a Controlled Subsidiary or an Unrestricted Subsidiary, or guarantee a loan made to a Controlled Subsidiary or an Unrestricted Subsidiary, if such loan or guarantee is permitted by “—Covenants—Limitation on Restricted Payments” above at the time of the making of such loan or guarantee, and such loan or guarantee shall not constitute Indebtedness which is not Non-Recourse Indebtedness.

“Operating Agreement” means the Fifth Amended and Restated Operating Agreement of Mediacom LLC dated as of February 9, 2000, as the same may be amended, supplemented or modified from time to time.

“Operating Cash Flow” means, with respect to Mediacom LLC and the Restricted Subsidiaries on a consolidated basis, for any period, an amount equal to Consolidated Net Income for such period increased (without duplication) by the sum of (i) Consolidated Income Tax Expense accrued for such period to the extent deducted in determining Consolidated Net Income for such period; (ii) Consolidated Interest Expense for such period to the extent deducted in determining Consolidated Net Income for such period; and (iii) depreciation, amortization and any other non-cash items for such period to the extent deducted in determining Consolidated Net Income for such period (other than any non-cash item (other than the management fees referred to in clause (viii) of the definition of “Consolidated Net Income”) which requires the accrual of, or a reserve for, cash charges for any future period) of Mediacom LLC and the Restricted Subsidiaries, including, without limitation, amortization of capitalized debt issuance costs for such period and any non-cash compensation expense realized from grants of equity instruments or other rights (including, without limitation, stock options, stock appreciation or other rights, restricted stock, restricted stock units, deferred stock and deferred stock units) to officers, directors and employees of such Person, all of the foregoing determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied, and decreased by non-cash items to the extent they increase Consolidated Net Income (including the partial or entire reversal of reserves taken in prior periods) for such period.

“Other Pari Passu Debt” means Indebtedness of Mediacom LLC or any Restricted Subsidiary that does not constitute Subordinated Obligations and that is not senior in right of payment to the notes.

“Other Pari Passu Debt Pro Rata Share” means, with respect to any Asset Sale, an amount equal to the product of (A) the amount of the Available Asset Sale Proceeds from such Asset Sale multiplied by (B) a fraction, (i) the numerator of which is the aggregate principal amount and/or accreted value, as the case may be, of all Other Pari Passu Debt outstanding on the Reinvestment Date with respect to such Asset Sale and (ii) the denominator of which is the sum of (a) the aggregate principal amount of all notes outstanding on such Reinvestment Date and (b) the aggregate principal amount and/or accreted value, as the case may be, of all Other Pari Passu Debt outstanding on such Reinvestment Date.

“Other Permitted Liens” means (i) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which an appropriate reserve or provision shall have been made in accordance with generally accepted accounting principles consistently applied; (ii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which an appropriate reserve or provision shall have been made in accordance with generally accepted accounting principles consistently applied; (iii) easements, rights of way, and other restrictions on use of property or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the property subject thereto or interfere with the ordinary conduct of the business of Mediacom LLC or its Subsidiaries; (iv) Liens related to Capitalized Lease Obligations, mortgage financings or purchase money obligations (including refinancings thereof), in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Mediacom LLC or any Restricted Subsidiary or a Related Business, provided that any such Lien encumbers only the asset or assets so financed, purchased, constructed or improved; (v) Liens resulting from the pledge by Mediacom LLC of Equity Interests in a Restricted Subsidiary in connection with the Subsidiary Credit Facility or a Future Subsidiary Credit Facility or in an Unrestricted Subsidiary in any circumstance, in each such case where recourse to Mediacom LLC is limited to the value of the Equity Interests so pledged; (vi) Liens resulting from the pledge by Mediacom LLC of intercompany indebtedness owed to Mediacom LLC in connection with the Subsidiary Credit Facility or a Future Subsidiary Credit Facility; (vii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (viii) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business (including, without limitation, landlord Liens on leased properties); (ix) leases or subleases granted to third Persons not interfering with the ordinary course of business of Mediacom LLC; (x) deposits made in the ordinary course of business to secure liability to insurance carriers; (xi) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xii) Liens on the assets of Mediacom LLC to secure hedging agreements with respect to Indebtedness permitted by the Indenture to be Incurred; (xiii) attachment or judgment Liens not giving rise to an Event of Default; and (xiv) any interest or title of a lessor under any capital lease or operating lease.

“Permitted Holder” means (i) Rocco B. Commisso or his spouse or siblings, any of their lineal descendants and their spouses; (ii) any controlled Affiliate of any individual described in clause (i) above; (iii) in the event of the death or incompetence of any individual described in clause (i) above; such Person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date will beneficially own or have the right to acquire, directly or indirectly, Equity Interests in Mediacom LLC; (iv) any trust or trusts created for the benefit of each Person described in this definition, including, without limitation, any trust for the benefit of the parents or siblings of any individual described in clause (i) above; (v) any trust for the benefit of any such trust, (vi) any of the holders of Equity Interests in Mediacom LLC on February 26, 1999; or (vii) any of the Affiliates of any Person described in clause (vi) above.

“Permitted Investments” means (i) Cash Equivalents; (ii) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits; (iii) the extension of credit to vendors, suppliers and customers in the ordinary course of business; (iv) Investments existing as of the date of the Indenture, and any amendment, modification, extension or renewal thereof to the extent such amendment, modification, extension or renewal does not require Mediacom LLC or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith; (v) Hedging Agreements; (vi) any Investment for which the sole consideration provided is Equity Interests (other than Disqualified Equity Interests) of Mediacom LLC; (vii) any Investment consisting of a guarantee permitted under clause (e) of the second paragraph of “—Covenants—Limitation on Indebtedness” above; (viii) Investments in Mediacom LLC, in any Wholly Owned Restricted Subsidiary or in any Controlled Subsidiary or any Person that, as a result of or in connection with such Investment, becomes a Wholly Owned Restricted Subsidiary or a Controlled Subsidiary or is merged with or into or consolidated with Mediacom LLC or a Wholly Owned Restricted Subsidiary or a Controlled Subsidiary; (ix) loans and advances to officers, directors and employees of Mediacom Communications, Mediacom LLC and the Restricted Subsidiaries for business-related travel expenses, moving expenses and other similar expenses in each case incurred in the ordinary course of business; (x) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Equity Interests) of Mediacom LLC; (xi) Related Business Investments; and (xii) other Investments made pursuant to this clause (xii) at any time, and from time to time, after the date of the Indenture, in addition to any Permitted Investments described in clauses (i) through (xi) above, in an aggregate amount at any one time outstanding not to exceed $25.0 million.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“Preferred Equity Interest” in any Person means an Equity Interest of any class or classes, however designated, which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.

“Productive Assets” means assets of a kind used or useable by Mediacom LLC and the Restricted Subsidiaries in any Related Business and specifically includes assets acquired through Asset Acquisitions (it being understood that “assets” may include Equity Interests of a Person that owns such Productive Assets, provided that after giving effect to such transaction, such Person would be a Restricted Subsidiary).

“Related Business” means a cable television, media and communications, telecommunications or data transmission business, and businesses ancillary, complementary or reasonably related thereto, and reasonable extensions thereof.

“Related Business Investment” means: (i) any Investment related to the business of Mediacom LLC and its Restricted Subsidiaries as conducted on the date of the Indenture and as such business may thereafter evolve in the fields of Related Businesses, (ii) any Investment in any other Person primarily engaged in a Related Business and (iii) any customary deposits or earnest money payments made by Mediacom LLC or any Restricted Subsidiary in connection with or in contemplation of the acquisition of a Related Business.

“Restricted Payment” means:

(i) any dividend (whether made in cash, property or securities) on or with respect to any Equity Interests in Mediacom LLC or of any Restricted Subsidiary (other than with respect to Disqualified Equity Interests and other than any dividend made to Mediacom LLC or another

Restricted Subsidiary or any dividend payable in Equity Interests (other than Disqualified Equity Interests) in Mediacom LLC or any Restricted Subsidiary);

(ii) any distribution (whether made in cash, property or securities) on or with respect to any Equity Interests in Mediacom LLC or of any Restricted Subsidiary (other than with respect to Disqualified Equity Interests and other than any distribution made to Mediacom LLC or another Restricted Subsidiary or any distribution payable in Equity Interests (other than Disqualified Equity Interests) in Mediacom LLC or any Restricted Subsidiary);

(iii) any redemption, repurchase, retirement or other direct or indirect acquisition of any Equity Interests in Mediacom LLC (other than Disqualified Equity Interests), or any warrants, rights or options to purchase or acquire any such Equity interests or any securities exchangeable for or convertible into any such Equity Interests;

(iv) any redemption, repurchase, retirement or other direct or indirect acquisition for value or other payment of principal, prior to any scheduled final maturity scheduled repayment or scheduled sinking fund payment, of any Subordinated Obligations; or

(v) any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Mediacom LLC that has not been designated by the Executive Committee of Mediacom LLC by a Committee Resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to “—Covenants—Designation of Unrestricted Subsidiaries” above. Any such designation may be revoked by a Committee Resolution delivered to the Trustee, subject to the provisions of such covenant.

“S&P” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc.

“Significant Subsidiary” means any Restricted Subsidiary which at the time of determination had: (A) total assets which, as of the date of Mediacom LLC’s most recent quarterly consolidated balance sheet, constituted at least 10% of Mediacom LLCs total assets on a consolidated basis as of such date; (B) revenues for the three-month period ending on the date of Mediacom LLC’s most recent quarterly consolidated statement of income which constituted at least 10% of Mediacom LLC’s total revenues on a consolidated basis for such period; or (C) Subsidiary Operating Cash Flow for the three-month period ending on the date of Mediacom LLC’s most recent quarterly consolidated statement of income which constituted at least 10% of Mediacom LLC’s total Operating Cash Flow on a consolidated basis for such period.

“Subordinated Obligations” means with respect to either of the Issuers, any Indebtedness of either of the Issuers which is expressly subordinated in right of payment to the notes.

“Subsidiary” means with respect to any Person, any other Person the majority of whose voting stock, membership interests or other Voting Equity Interests is or are owned by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person. Voting stock in a corporation is Equity Interests having voting power under ordinary circumstances to elect directors.

“Subsidiary Credit Facility” means the Mediacom LLC Group Credit Agreement, together with all loan documents and instruments thereunder (including, without limitation, any guarantee agreements and security documents), including, without limitation, any amendment (including, without limitation, any amendment and restatement), modification or supplement thereto or any refinancing, refunding, deferral, renewal, extension or replacement thereof (including, in any such case and without limitation, adding or removing Subsidiaries of Mediacom LLC as borrowers or guarantors thereunder), whether by the same or any other lender or group of lenders, pursuant to which (i) an aggregate amount of Indebtedness up to $1.4 billion may be Incurred pursuant to clause (c)(i) of the second paragraph of “—Covenants—Limitation on Indebtedness” above and (ii) any additional amount of Indebtedness in excess of $1.4 billion may be Incurred pursuant to the first paragraph or pursuant to clause (c)(ii) or any other applicable clause (other than clause (c)(i)) of the second paragraph of “—Covenants—Limitation on Indebtedness” above.

“Subsidiary Operating Cash Flow” means, with respect to any Subsidiary for any period, the “Operating Cash Flow” of such Subsidiary and its Subsidiaries for such period determined by utilizing all of the elements of the definition of “Operating Cash Flow” in the Indenture, including the defined terms used in such definition, consistently applied only to such Subsidiary and its Subsidiaries on a consolidated basis for such period.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to August 15, 2014; provided, however, that if the period from such redemption date to August 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of Mediacom LLC designated as such pursuant to the provisions of “—Covenants—Designation of Unrestricted Subsidiaries” above, and any Subsidiary of an Unrestricted Subsidiary. Any such designation may be revoked by a Committee Resolution delivered to the Trustee, subject to the provisions of such covenant.

“Voting Equity Interests” means Equity Interests in any Person with voting power under ordinary circumstances entitling the holders thereof to elect (i) the board of managers, board of directors or other governing body of such Person or (ii) in the case of Mediacom LLC, the Executive Committee of Mediacom LLC.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding aggregate principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary 99% or more of the outstanding Equity Interests of which (other than Equity Interests constituting directors’ qualifying shares to the extent mandated by applicable law) are owned by Mediacom LLC or by one or more Wholly Owned Restricted Subsidiaries or by Mediacom LLC and one or more Wholly Owned Restricted Subsidiaries.

No liability of managers, officers, employees, or shareholders

No manager, director, officer, employee, member, shareholder, partner or incorporator of either Issuer or any Subsidiary, as such, will have any liability for any obligations of the Issuers under the original notes, the exchange notes, or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and the SEC is of the view that such a waiver is against public policy.

Concerning the trustee

Law Debenture Trust Company of New York is the Trustee under the Indenture and the Note Registrar and Paying Agent with regard to the notes. The Trustee may resign under the Indenture at any time after giving notice to the Issuers and the holders. The Trustee may be removed under the Indenture at any time by written notice signed by the Issuer and delivered to the Trustee for ineligibility, bankruptcy, insolvency, receivership or other incapability to act. If the Trustee resigns or is removed, or if a vacancy occurs in the office of the Trustee for any reason, a successor trustee shall be appointed in accordance with the provisions of the Indenture. No such resignation or removal shall be effective until a successor trustee has been appointed.

The Issuers will indemnify the Trustee with respect to certain matters relating to the Indenture. In addition, the Trustee will be under no obligation to act at the direction of the holders unless such holders have offered to indemnify the Trustee.

The Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties under the Indenture, or in the exercise of any rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Defeasance and covenant defeasance

The Indenture provides that the Issuers may elect either (a) to defease and be discharged from any and all obligations with respect to the notes (except for the obligations to register the transfer or exchange of such notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold moneys for payment in trust) (“legal defeasance”) or (b) to be released from its obligations with respect to the notes under certain covenants (and related Events of Default) contained in the Indenture, including but not limited to those described above under “—Covenants” (“covenant defeasance”), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest and Additional Interest, if any, on the notes, on the scheduled due dates therefor. Such a trust may only be established if, among other things, (x) no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to Events of Default resulting from certain events of bankruptcy, insolvency or reorganization, would occur at any time in the period ending on the 91st day after the date of deposit) and (y) Mediacom LLC has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that (i) legal defeasance or covenant defeasance, as the case may be, will not require registration of the Issuers, the Trustee or the trust fund under the Investment

Company Act of 1940, as amended, or the Investment Advisors Act of 1940, as amended, and (ii) the holders of the notes will recognize income, gain or loss for Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred. Such opinion, in the case of legal defeasance under clause (a) above, must refer to and be based upon a private ruling concerning the notes of the Internal Revenue Service or a ruling of general effect published by the Internal Revenue Service.

Modification of indenture

From time to time, the Issuers and the Trustee may, without the consent of holders of the notes, enter into one or more supplemental indentures for certain specified purposes, including: (a) providing for a successor or successors to the Issuers; (b) adding guarantees; (c) releasing Guarantors when permitted by the Indenture; (d) providing for security for the notes; (e) adding to the covenants of the Issuers; (f) surrendering any right or power conferred upon the Issuers; (g) providing for uncertificated notes in addition to or in place of certificated notes; (h) making any change that does not adversely affect the rights of any noteholder; (i) complying with any requirement of the Trust Indenture Act or curing certain ambiguities, defects or inconsistencies; and (j) conforming the text of the Indenture or the notes to any provision of this “Description of Exchange Notes.” The Indenture contains provisions permitting the Issuers and the Trustee, with the consent of holders of at least a majority in aggregate principal amount of the notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the notes, except that no such modification shall, without the consent of each holder affected thereby: (i) change or extend the fixed maturity of any notes, reduce the rate or extend the time of payment of interest or Additional Interest thereon, reduce the principal amount thereof or premium, if any, thereon or change the currency in which the notes are payable; (ii) reduce the premium payable upon any redemption of notes in accordance with the optional redemption provisions of the notes or change the time before which no such redemption may be made; (iii) waive a default in the payment of principal or interest or Additional Interest on the notes (except that holders of a majority in aggregate principal amount of the notes at the time outstanding may (a) rescind an acceleration of the notes that resulted from a non-payment default and (b) waive the payment default that resulted from such acceleration) or alter the rights of holders of the notes to waive defaults; (iv) adversely affect the ranking of the notes or the guarantees, if any; or (v) reduce the percentage of notes, the consent of the holders of which is required for any such modification. Any existing Event of Default (other than a default in the payment of principal or interest or Additional Interest on the notes) or compliance with any provision of the notes or the Indenture (other than any provision related to the payment of principal or interest or Additional Interest on the notes) may be waived with the consent of holders of at least a majority in aggregate principal amount of the notes at the time outstanding.

Compliance certificate

The Indenture provides that Mediacom LLC will deliver to the Trustee within 120 days after the end of each fiscal year of Mediacom LLC an officers’ certificate stating whether or not the signers know of any Event of Default that has occurred. If they do, the certificate will describe the Event of Default and its status.

Book-entry, delivery and form

Except as set forth below, the exchange notes will be issued in registered, global form (“Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company “DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of such notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”)), which may change from time to time.

Depository procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them without notice. We takes no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Issuer that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the exchange agent with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, Issuer and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Issuer, the Trustee nor any agent of Issuer or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Issuer. Neither were nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants

in identifying the beneficial owners of the notes, and Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the exchange notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Issuer that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time without notice. None of Issuer, the Trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of global notes for certificated notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice; or

(2) We, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon 30 days prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of certificated notes for global notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same day settlement and payment

We will make payments in respect of the exchange notes represented by the Global Notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Material United States federal income tax considerations

The following discussion summarizes certain material U.S. federal income tax considerations relating to the exchange of original notes for exchange notes pursuant to the exchange offer and the ownership and disposition of the exchange notes but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is limited to persons that hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, the discussion pertaining to the tax treatment of holding and disposing of the exchange notes is limited to exchange notes received pursuant to the exchange offer in exchange for original notes purchased for cash at the original issue for the original issue price. The following does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, any tax treaty or the U.S. federal gift or estate tax, except as otherwise provided.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances. For example, this discussion does not address the U.S. federal income tax consequences to holders of notes that are subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or foreign currency;

•	tax-exempt entities;

•	banks, thrifts, insurance companies, and other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	persons that hold the notes as part of a “straddle,” a “hedge,” a “conversion transaction” or other integrated transaction;

•	U.S. holders (as defined below) that have a “functional currency” other than the U.S. dollar;

•	traders in securities that elect to use the mark-to-market method of accounting for their securities holdings;

•	holders subject to the alternative minimum tax;

•	pass-through entities (e.g., entities classified as partnerships and grantor trusts) and simple trusts and investors who hold the notes through such entities; and

•	certain former citizens or residents of the United States.

This discussion is based upon the Code, its legislative history, existing and proposed regulations of the Treasury Department, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions, as of the date of this exchange offer, all of which are subject to change (possibly with retroactive effect). We have not sought and will not seek any rulings or opinions from the IRS or counsel regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange offer and the ownership or disposition of the exchange notes that are different from those discussed below.

YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF EXCHANGING YOUR ORIGINAL NOTES FOR EXCHANGE NOTES AND OF OWNING OR DISPOSING OF THE ORIGINAL NOTES OR THE EXCHANGE NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In the case of a holder of the notes that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of the notes to a partner of the partnership generally will depend upon the tax status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, then you should consult your own tax advisor.

Exchange of original notes for exchange notes

The exchange of original notes for exchange notes pursuant to the exchange offer should not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, for U.S. federal income tax purposes:

•	you should not recognize gain or loss upon receipt of exchange notes for original notes pursuant to the exchange offer;

•	your adjusted tax basis in the exchange notes you receive pursuant to the exchange offer should equal your adjusted tax basis in the original notes exchanged therefor; and

•	your holding period for the exchange notes you receive pursuant to the exchange offer should include your holding period for the original notes exchanged therefor.

Tax treatment of exchange notes

U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a “U.S. holder,” which means a beneficial owner of an exchange note that is:

•	an individual who is a citizen or resident alien of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) that has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

Certain U.S. federal income tax consequences relevant to a beneficial owner of exchange notes other than a U.S. holder are discussed separately below.

Stated Interest and Original Issue Discount.  Each exchange note should be treated as a continuation of the original note exchanged therefor for purposes of (1) the inclusion of stated interest into income and (2) the original issue discount (“OID”) rules of the Code and the Treasury regulations promulgated thereunder. Stated interest on an exchange note will be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. Thus, if you are on the accrual method of accounting for U.S. federal income tax purposes, stated interest on an exchange note will be taxable to you as ordinary income at the time it accrues (or at the time it accrued with respect to the original note exchanged therefor). If you are on the cash method of accounting for U.S. federal income tax purposes, stated interest on an exchange note will be taxable to you as ordinary income at the time it is received.

Each exchange note should be treated as having been issued with OID in the same amount as the OID on the original note exchanged therefor. The amount of OID on the original notes equals the excess of their “Redemption Price” over their “Issue Price.” The “Redemption Price” of the original notes is equal to the face amount of the original notes. The “Issue Price” of the original notes is the first price at which a substantial amount of such notes were sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

You generally must include in income for each taxable year the daily portion of OID that accrues during such year while you hold the notes (including the purchase date of the original notes and excluding the disposition date of the exchange notes). The OID on the exchange notes will accrue daily on the same schedule and in the same amounts as the OID on the original notes exchanged therefor would have accrued if such original notes had not been so exchanged. OID on the original notes accrues daily on a constant yield basis over their term. You can determine the daily portion with respect to the original notes by allocating to each day in any accrual period (generally, each six-month period corresponding to the interval between payments of stated interest or, in the case of the initial period of the original notes, the shorter period from the issue date) a pro rata portion of the OID allocable to that accrual period. The amount of OID allocable to any accrual period is equal to:

(1) the product of (i) the “adjusted issue price” (as defined below) of the original notes as of the beginning of the accrual period and (ii) their yield to maturity (determined on the basis of semi-annual compounding and properly adjusted for the length of such accrual period); minus

(2) the amount of stated interest allocable to the accrual period.

The “adjusted issue price” of the original notes at the beginning of an accrual period is equal to their Issue Price, increased by the aggregate amount of OID that has accrued on the original notes in all prior accrual periods, and decreased by all payments (excluding stated interest payments) made during all prior accrual periods.

We will report to each U.S. holder and to the IRS for each calendar year the amount of OID attributable to the exchange notes while held by such holder for such year.

Under certain circumstances, we may be required or entitled to redeem all or a portion of the exchange notes. The Treasury regulations contain special rules for determining the payment schedule and yield to maturity of a debt instrument in the event the debt instrument provides for a contingency that could result in the acceleration or deferral of one or more payments. We do not intend to treat the possibility of our redemption of the exchange notes as affecting the determination of the yield to maturity of the exchange notes or otherwise affecting the accrual of OID.

Market Discount, Amortizable Bond Premium and Acquisition Premium.  If you purchased your original notes at a price other than their Issue Price, the market discount, amortizable bond premium or acquisition premium rules may apply to your exchange notes. You should consult your tax advisor regarding this possibility.

Sale or Other Taxable Disposition of the Exchange Notes.  You will generally recognize capital gain or loss on the sale, redemption, retirement or other taxable disposition of an exchange note in an amount equal to the difference between (i) the amount of cash proceeds and the fair market value of property received on such disposition (excluding any amounts attributable to accrued but unpaid interest, which will generally be taxable as ordinary interest income to the extent you have not previously included the accrued interest in income), and (ii) your adjusted tax basis in the exchange note. Your adjusted tax basis in your exchange note should generally be equal to the cost of the original note you exchanged therefor increased by the cumulative amount of OID (with respect to the exchange note and the original note exchanged therefor) includible in your taxable income through the date of disposition under the rules discussed above, and reduced by any payments (excluding stated interest) received by you with respect to the exchange note and the original note exchanged therefor through the date of disposition.

Any such capital gain or loss on a sale, redemption, retirement or other taxable disposition of an exchange note as described in the foregoing paragraph will generally be long-term capital gain or loss if your holding period with respect to such exchange note is more than one year. Your holding period for the exchange notes you receive pursuant to the exchange offer should include your holding period for the original notes exchanged therefor. Long-term capital gain recognized by non-corporate U.S. holders is generally eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to certain limitations.

Information Reporting and Backup Withholding.  U.S. holders of exchange notes may be subject, under certain circumstances, to information reporting and backup withholding on payments of interest, OID and principal on, and on the gross proceeds from dispositions of, exchange notes. If you are a U.S. holder, backup withholding applies only if you:

•	fail to furnish timely your social security or other taxpayer identification number after a request for such information;

•	furnish an incorrect taxpayer identification number;

•	have been notified by the IRS that you are subject to backup withholding for failure to report properly interest or dividends; or

•	fail, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is your correct number and that you are not subject to backup withholding;

and you fail to otherwise establish your entitlement to an exemption from backup withholding.

Any amount withheld from a payment under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided that required information is timely furnished to the IRS. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining and establishing such exemption.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of an exchange note that is not a U.S. holder, a simple trust, or a partnership or other pass-through entity for U.S. federal income tax purposes (a “non-U.S. holder”).

Interest and OID on the Exchange Notes.  Subject to the discussion of backup withholding below, if you are a non-U.S. holder, interest and OID on your exchange note will generally be exempt from U.S. federal income and withholding tax under the “portfolio interest” exemption, provided that such interest and OID is not effectively connected with your conduct of a trade or business in the United States (or, in the case of an applicable treaty, not attributable to a permanent establishment in the United States maintained by you), and the following requirements are met:

•	you are not:

•	an actual or constructive owner of 10% or more of the total voting power of all classes of Mediacom stock entitled to vote;

•	a controlled foreign corporation related (directly or indirectly) to Mediacom through stock ownership; or

•	a bank receiving interest on the notes in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	we or our paying agent receives:

•	from you, a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) which provides your name and address and certifies that you are a non-U.S. person, under penalties of perjury; or

•	from a security clearing organization, bank or other financial institution that holds the exchange notes in the ordinary course of its trade or business (a “financial institution”) on your behalf, certification under penalties of perjury that such a Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from you, and a copy of the Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) is furnished to the payor.

If you cannot satisfy the foregoing requirements, payments of interest and OID on the exchange notes will generally be subject to 30% U.S. withholding tax unless you provide us or our agent with a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an applicable tax treaty, or (ii) IRS Form W-8ECI stating that interest and OID on an exchange note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If interest and OID on an exchange note is effectively connected with your conduct of a trade or business in the United States (or, in the case of an applicable treaty, attributable to a permanent establishment in the United States maintained by you), such interest and OID will generally be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons (and, if you are a corporate non-U.S. holder, may also be subject to a 30% branch profits tax, or lower rate provided by a tax treaty).

Recently enacted legislation requires a withholding agent to withhold tax at a rate of 30% on interest, dividends and other withholdable payments made to certain foreign entities, unless the entity certifies that it has no substantial U.S. owners or provides the withholding agent with the name, address, and taxpayer identification number of each of its substantial U.S. owners. Holders of notes are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in the notes.

You should consult your tax advisor about any applicable income tax treaties which may provide for an exemption from or a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Sale or Other Taxable Disposition of Exchange Notes. Subject to the discussion of backup withholding below, if you are a non-U.S. holder, any gain you realize on the sale, redemption, retirement or other taxable disposition of an exchange note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with your conduct of a trade or business within the United States (or, in the case of an applicable treaty, attributable to a permanent establishment in the United States maintained by you); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

However, to the extent that the proceeds of the disposition represent interest (including OID), you may be required to establish an exemption from U.S. federal income tax. See “—Non-U.S. Holders—Interest and OID on the Exchange Notes.”

Information Reporting and Backup Withholding.  In general, if you are a non-U.S. holder, interest and OID in respect of the exchange notes, and amounts withheld with respect thereto, will be reported to the IRS. Copies of these information returns also may be made available under the provisions of a specific tax treaty or other agreement to the tax authorities of the country in which you reside.

U.S. federal backup withholding tax will not apply to interest and OID with respect to which either the requisite certification that you are not a U.S. person, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the gross proceeds from the sale, redemption, retirement or other disposition of the exchange notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possibly backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption, and the broker does not have actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, redemption, retirement or other disposition of the exchange notes to or through a non-U.S. office of a non-U.S. broker will generally not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale, redemption, retirement or other disposition of the exchange notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting (but generally not backup withholding) on the payment is required unless the broker has documentary evidence in its files that you are a non-U.S. holder and the broker has no knowledge, or reason to know, to the contrary.

Any amount withheld from a payment under the backup withholding rules may be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

Federal Estate Tax.  Unless otherwise provided in an estate tax treaty, an exchange note held or treated as held by an individual who is not a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of his or her death will generally not be subject to U.S. federal estate tax, provided, at the time of such individual’s death, interest (including

OID) on the note qualifies for the portfolio interest exemption under the rules described above without regard to the certification requirement.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date of the completion of the exchange offer and for up to 270 days following completion of the exchange offer, we will make this prospectus available to any broker dealer for use in connection with any such resale. In addition, until July 29, 2010 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from the exchange of original notes for exchange notes or from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the exchange notes or a combination of such methods of resale,

•	at market prices prevailing at the time of resale,

•	at prices related to such prevailing market prices, or

•	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes.

Any broker-dealer that resells exchange notes received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangements or understandings with any person to participate in the distribution of the original notes or the exchange notes within the meaning of the Securities Act.

For a period of 270 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus at no charge and any amendment or supplement to this prospectus to any broker dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the original notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker dealers) against certain liabilities, including liabilities under the Securities Act.

Legal matters

The validity of the exchange notes offered hereby will be passed upon for us by Baker Botts L.L.P., New York, New York.

Experts

The consolidated financial statements of Mediacom LLC as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Report of independent registered public accounting firm

To the Member of Mediacom LLC:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Mediacom LLC and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
March 17, 2010

Mediacom LLC and subsidiaries
Consolidated balance sheets

	December 31,	December 31,
(amounts in thousands)	2009	2008

Assets
Current assets
Cash	$8,868	$10,060
Accounts receivable, net of allowance for doubtful accounts of $927 and $1,127	37,405	36,033
Prepaid expenses and other current assets	7,272	7,575

Total current assets	53,545	53,668
Preferred equity investment in affiliated company	150,000	150,000
Property, plant and equipment, net of accumulated depreciation of $1,098,785 and $1,102,831	694,216	718,467
Franchise rights	616,807	550,709
Goodwill	24,046	16,642
Subscriber lists, net of accumulated amortization of $117,351 and $132,305	927	761
Other assets, net of accumulated amortization of $2,920 and $14,440	28,679	8,878

Total assets	$1,568,220	$1,499,125

Liabilities and members’ deficit
Current liabilities
Accounts payable, accrued expenses and other current liabilities	$213,974	$238,337
Deferred revenue	25,327	24,828
Current portion of long-term debt	59,500	30,500

Total current liabilities	298,801	293,665
Long-term debt, less current portion	1,450,500	1,489,500
Other non-current liabilities	9,906	20,221

Total liabilities	1,759,207	1,803,386
Commitments and contingencies (Note 10)

Members’ deficit
Capital contributions	455,973	394,517
Accumulated deficit	(646,960)	(698,778)

Total members’ deficit	(190,987)	(304,261)

Total liabilities and members’ deficit	$1,568,220	$1,499,125

The accompanying notes are an integral part of these statements.

Mediacom LLC and subsidiaries
Consolidated statements of operations

	Year ended December 31,
(amounts in thousands)	2009	2008	2007

Revenues	$637,375	$615,859	$565,913
Costs and expenses:
Service costs (exclusive of depreciation and amortization)	283,167	267,321	245,968
Selling, general and administrative expenses	109,829	110,605	104,694
Management fee expense	11,808	11,805	10,358
Depreciation and amortization	112,084	109,883	113,597

Operating income	120,487	116,245	91,296
Interest expense, net	(89,829)	(99,639)	(118,386)
Loss on early extinguishment of debt	(5,790)	—	—
Gain (loss) on derivatives, net	13,121	(23,321)	(9,951)
(Loss) gain on sale of cable systems, net	(377)	(170)	8,826
Investment income from affiliate	18,000	18,000	18,000
Other expense, net	(3,794)	(3,726)	(4,411)

Net income (loss)	$51,818	$7,389	$(14,626)

The accompanying notes are an integral part of these statements.

Mediacom LLC and subsidiaries
Consolidated statements of changes in members’ deficit

	Capital	Accumulated
(all dollar amounts in thousands)	contributions	deficit	Total

Balance, December 31, 2006	$440,521	$(691,541)	$(251,020)
Net loss	—	(14,626)	(14,626)
Capital distributions to parent	(2,004)	—	(2,004)

Balance, December 31, 2007	$438,517	$(706,167)	$(267,650)
Net income	—	7,389	7,389
Capital distributions to parent	(104,000)	—	(104,000)
Capital contributions from parent	60,000	—	60,000

Balance, December 31, 2008	$394,517	$(698,778)	$(304,261)
Net income	—	51,818	51,818
Capital distributions to parent	(221,993)	—	(221,993)
Capital contributions from parent	283,449	—	283,449

Balance, December 31, 2009	$455,973	$(646,960)	$(190,987)

The accompanying notes are an integral part of these statements.

Mediacom LLC and subsidiaries
Consolidated statements of cash flows

	Year ended December 31,
(amounts in thousands)	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$51,818	$7,389	$(14,626)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	112,084	109,883	113,597
(Gain) loss on derivatives, net	(13,121)	23,321	9,951
Loss (gain) on sale of cable systems, net	377	170	(8,826)
Loss on early extinguishment of debt	3,707	—	—
Amortization of deferred financing costs	1,961	2,039	2,225
Share-based compensation	556	420	443
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(1,749)	(1,788)	(1,770)
Prepaid expenses and other assets	2,341	(532)	(8,053)
Accounts payable, accrued expenses and other current liabilities	(23,152)	45,466	9,723
Deferred revenue	499	1,949	2,016
Other non-current liabilities	(912)	(1,934)	(753)

Net cash flows provided by operating activities	$134,409	$186,383	$103,927

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(98,213)	(141,695)	(100,876)
Acquisition of cable television system	—	—	(7,274)
Proceeds from sale of cable systems, net	—	—	24,681

Net cash flows used in investing activities	$(98,213)	$(141,695)	$(83,469)

CASH FLOWS FROM FINANCING ACTIVITIES:
New borrowings of bank debt	1,149,125	300,000	113,034
Repayment of bank debt	(884,125)	(285,500)	(155,890)
Issuance of senior notes	350,000	—	—
Redemption of senior notes	(625,000)	—	—
Capital distributions to parent (Note 6)	(191,702)	(104,000)	(2,004)
Capital contributions from parent (Note 6)	189,918	60,000	—
Financing costs	(23,896)	—	—
Other financing activities—book overdrafts	(1,708)	(14,713)	22,486

Net cash flows used in financing activities	$(37,388)	$(44,213)	$(22,374)

Net (decrease) increase in cash	(1,192)	475	(1,916)
CASH, beginning of period	10,060	9,585	11,501

CASH, end of period	$8,868	$10,060	$9,585

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest, net of amounts capitalized	$104,278	$99,911	$123,589

NON-CASH TRANSACTIONS—FINANCING:
Exchange of cable systems with related party, net (Notes 6 and 7)	$63,240	$—	$—

The accompanying notes are an integral part of these statements.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements

1. Organization

Mediacom LLC (and collectively with our subsidiaries, “we” or “us”), a New York limited liability company wholly-owned by Mediacom Communications Corporation (“Mediacom” or “MCC”), is involved in the acquisition and operation of cable systems serving smaller cities in the United States.

We rely on our parent, MCC, for various services such as corporate and administrative support. Our financial position, results of operations and cash flows could differ from those that would have resulted had we operated autonomously or as an entity independent of MCC. See Notes 6 and 7.

Mediacom Capital Corporation, a New York corporation wholly-owned by us, co-issued public debt securities, jointly and severally, with us. Mediacom Capital Corporation has no assets (other than a $100 receivable from affiliate), operations, revenues or cash flows. Therefore, separate financial statements have not been presented for this entity.

2. Summary of significant accounting policies

Basis of preparation of consolidated financial statements

The consolidated financial statements include the accounts of us and our subsidiaries. All significant intercompany transactions and balances have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require management’s most difficult and subjective judgments include: assessment and valuation of intangibles, accounts receivable allowance, useful lives of property, plant and equipment, share-based compensation, and the recognition and measurement of income tax assets and liabilities. Actual results could differ from those and other estimates.

Revenue recognition

Revenues from video, HSD and phone services are recognized when the services are provided to our customers. Credit risk is managed by disconnecting services to customers who are deemed to be delinquent. Installation revenues are recognized as customer connections are completed because installation revenues are less than direct installation costs. Advertising sales are recognized in the period that the advertisements are exhibited. Under the terms of our franchise agreements, we are required to pay local franchising authorities up to 5% of our gross revenues derived from providing cable services. We normally pass these fees through to our customers. Franchise fees are reported in their respective revenue categories and included in selling, general and administrative expenses.

Franchise fees imposed by local governmental authorities are collected on a monthly basis from our customers and are periodically remitted to the local governmental authorities. Because

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

franchise fees are our obligation, we present them on a gross basis with a corresponding operating expense. Franchise fees reported on a gross basis amounted to approximately $12.6 million, $11.7 million and $12.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Allowance for doubtful accounts

The allowance for doubtful accounts represents our best estimate of probable losses in the accounts receivable balance. The allowance is based on the number of days outstanding, customer balances, historical experience and other currently available information.

During the year ended December 31, 2008, we revised our estimate of probable losses in the accounts receivable of our video, HSD and phone business to better reflect historical collection experience. The change in estimate resulted in a loss of $0.3 million in our consolidated statement of operations for the year ended December 31, 2008.

Concentration of credit risk

Our accounts receivable are comprised of amounts due from subscribers in varying regions throughout the United States. Concentration of credit risk with respect to these receivables is limited due to the large number of customers comprising our customer base and their geographic dispersion. We invest our cash with high quality financial institutions.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Additions to property, plant and equipment generally include material, labor and indirect costs. Depreciation is calculated on a straight-line basis over the following useful lives:

Buildings	40 years
Leasehold improvements	Life of respective lease
Cable systems and equipment and subscriber devices	5 to 20 years
Vehicles	3 to 5 years
Furniture, fixtures and office equipment	5 years

We capitalize improvements that extend asset lives and expense repairs and maintenance as incurred. At the time of retirements, write-offs, sales or other dispositions of property, the original cost and related accumulated depreciation are removed from the respective accounts and the gains or losses are included in depreciation and amortization expense in the consolidated statement of operations.

We capitalize the costs associated with the construction of cable transmission and distribution facilities, new customer installations and indirect costs associated with our telephony product. Costs include direct labor and material, as well as certain indirect costs including interest. We perform periodic evaluations of certain estimates used to determine the amount and extent that such costs that are capitalized. Any changes to these estimates, which may be significant, are applied in the period in which the evaluations were completed. The costs of disconnecting

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

service at a customer’s dwelling or reconnecting to a previously installed dwelling are charged as expense in the period incurred. Costs associated with subsequent installations of additional services not previously installed at a customer’s dwelling are capitalized to the extent such costs are incremental and directly attributable to the installation of such additional services. See also Note 3.

Capitalized software costs

We account for internal-use software development and related costs in accordance with ASC 350-40-Intangibles-Goodwill and Other: Internal-Use Software (formerly AICPA Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). Software development and other related costs consist of external and internal costs incurred in the application development stage to purchase and implement the software that will be used in our telephony business. Costs incurred in the development of application and infrastructure of the software is capitalized and will be amortized over our respective estimated useful life of 5 years. During the years ended December 31, 2009 and 2008, we capitalized approximately $0.1 million and $0.3 million, respectively of software development costs. Capitalized software had a net book value of $3.8 million and $3.9 million as of December 31, 2009 and 2008, respectively.

Marketing and promotional costs

Marketing and promotional costs are expensed as incurred and were $12.3 million, $11.7 million and $12.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Intangible assets

Our cable systems operate under non-exclusive cable franchises, or franchise rights, granted by state and local governmental authorities for varying lengths of time. We acquired these cable franchises through acquisitions of cable systems and were accounted for using the purchase method of accounting. As of December 31, 2009, we held 962 franchises in areas located throughout the United States. The value of a franchise is derived from the economic benefits we receive from the right to solicit new subscribers and to market new products and services, such as digital and other advanced video, HSD and phone services, in a specific market territory. We concluded that our franchise rights have an indefinite useful life since, among other things, there are no legal, regulatory, contractual, competitive, economic or other factors limiting the period over which these franchise rights contribute to our revenues and cash flows. Goodwill is the excess of the acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. In accordance with ASC No. 350—Intangibles—Goodwill and Other (“ASC 350”) (formerly SFAS No. 142, “Goodwill and Other Intangible Assets”), we do not amortize franchise rights and goodwill. Instead, such assets are tested annually for impairment or more frequently if impairment indicators arise.

We concluded that our franchise rights have an indefinite useful life since, among other things, there are no legal, regulatory, contractual, competitive, economic or other factors limiting the period over which these franchise rights contribute to our revenues and cash flows. Goodwill is the excess of the acquisition cost of an acquired entity over the fair value of the identifiable net

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

assets acquired. In accordance with ASC No. 350—Intangibles—Goodwill and Other (“ASC 350”) (formerly SFAS No. 142, “Goodwill and Other Intangible Assets”), we do not amortize franchise rights and goodwill. Instead, such assets are tested annually for impairment or more frequently if impairment indicators arise.

We follow the provisions of ASC 350 to test our goodwill and franchise rights for impairment. We assess the fair values of each cable system cluster using discounted cash flow (“DCF”) methodology, under which the fair value of cable franchise rights are determined in a direct manner. Our DCF analysis uses significant (Level 3) unobservable inputs. This assessment involves significant judgment, including certain assumptions and estimates that determine future cash flow expectations and other future benefits, which are consistent with the expectations of buyers and sellers of cable systems in determining fair value. These assumptions and estimates include discount rates, estimated growth rates, terminal growth rates, comparable company data, revenues per customer, market penetration as a percentage of homes passed and operating margin. We also consider market transactions, market valuations, research analyst estimates and other valuations using multiples of operating income before depreciation and amortization to confirm the reasonableness of fair values determined by the DCF methodology. Significant impairment in value resulting in impairment charges may result if the estimates and assumptions used in the fair value determination change in the future. Such impairments, if recognized, could potentially be material.

Based on the guidance outlined in ASC 350 (formerly EITF No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,”) we determined that the unit of accounting, or reporting unit, for testing goodwill and franchise rights for impairment resides at a cable system cluster level. Such level reflects the financial reporting level managed and reviewed by the corporate office (i.e., chief operating decision maker) as well as how we allocated capital resources and utilize the assets. Lastly, the reporting unit level reflects the level at which the purchase method of accounting for our acquisitions was originally recorded. We have one reporting unit for the purpose of applying ASC 350.

In accordance with ASC 350, we are required to determine goodwill impairment using a two-step process. The first step compares the fair value of a reporting unit with our carrying amount, including goodwill. If the fair value of the reporting unit exceeds our carrying amount, goodwill of the reporting unit is considered not impaired and the second step is unnecessary. If the carrying amount of a reporting unit exceeds our fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill, calculated using the residual method, with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value, the excess is recognized as an impairment loss.

The impairment test for our franchise rights and other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, the excess is recognized as an impairment loss.

Since our adoption of ASC 350 in 2002, we have not recorded any impairments as a result of our impairment testing. We completed our most recent impairment test as of October 1, 2009, which reflected no impairment of our franchise rights, goodwill or other intangible assets.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

Because there has not been a change in the fundamentals of our business, we do not believe that MCC’s stock price is the sole indicator of the underlying value of the assets in our reporting unit. We have therefore determined that the short-term volatility in MCC’s stock price does not qualify as a triggering event under ASC 350, and as such, no interim impairment test is required as of December 31, 2009.

We could record impairments in the future if there are changes in the long-term fundamentals of our business, in general market conditions or in the regulatory landscape that could prevent us from recovering the carrying value of our long-lived intangible assets. In the near term, the economic conditions currently affecting the U.S. economy and how that may impact the fundamentals of our business, together with the recent volatility in our stock price, may have a negative impact on the fair values of the assets in our reporting unit.

Other finite-lived intangible assets, which consist primarily of subscriber lists continue to be amortized over their useful lives of 5 to 10 years and 5 years, respectively. Amortization expense for the years ended December 31, 2009, 2008 and 2007 was approximately $0.4 million, $0.2 million and $0.2 million, respectively. Our estimated aggregate amortization expense for 2010, 2011 and thereafter are $0.4 million, $0.4 million, and $0.1 million, respectively.

The following table details changes in the carrying value of goodwill for the year ended December 31, 2009 (dollars in thousands):

Balance—December 31, 2008	$16,642
Acquisitions	7,404
Dispositions	—

Balance—December 31, 2009	$24,046

During the fourth quarter of 2009, we determined that goodwill and members’ equity were overstated by $13.0 million during each of the interim periods due to an error in the accounting for the Asset Transfer (see Note 7), which occurred in the first quarter of 2009. We concluded that such amounts were not material to our interim financial statements for 2009, based on our consideration of quantitative and qualitative factors. We corrected this error in the fourth quarter of 2009.

Other assets

Other assets, net, primarily include financing costs and original issue discount incurred to raise debt. Financing costs are deferred and amortized as other expense and original issue discounts are deferred and amortized as interest expense over the expected term of such financings.

Segment reporting

ASC 280—Segment Reporting (“ASC 280”) (formerly SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”), requires the disclosure of factors used to identify an enterprise’s reportable segments. Our operations are organized and managed on the basis of cable system clusters that represent operating segments within our service area. Each operating segment derives revenues from the delivery of similar products and services to a customer base

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

that is also similar. Each operating segment deploys similar technology to deliver our products and services, operates within a similar regulatory environment and has similar economic characteristics. Management evaluated the criteria for aggregation of the operating segments under ASC 280 and believes that we meet each of the respective criteria set forth. Accordingly, management has identified broadband services as our one reportable segment.

Accounting for derivative instruments

We account for derivative instruments in accordance with ASC 815—Derivatives and Hedging (“ASC 815”) (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133,” and SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). These pronouncements require that all derivative instruments be recognized on the balance sheet at fair value. We enter into interest rate swaps to fix the interest rate on a portion of our variable interest rate debt to reduce the potential volatility in our interest expense that would otherwise result from changes in market interest rates. Our derivative instruments are recorded at fair value and are included in other current assets, other assets and other liabilities of our consolidated balance sheet. Our accounting policies for these instruments are based on whether they meet our criteria for designation as hedging transactions, which include the instrument’s effectiveness, risk reduction and, in most cases, a one-to-one matching of the derivative instrument to our underlying transaction. Gains and losses from changes in fair values of derivatives that are not designated as hedges for accounting purposes are recognized in the consolidated statement of operations. We have no derivative financial instruments designated as hedges. Therefore, changes in fair value for the respective periods were recognized in the consolidated statement of operations.

Accounting for asset retirement

We adopted ASC 410—Asset Retirement Obligations (“ASC 410”) (formerly SFAS No. 143, “Accounting for Asset Retirement Obligations”), on January 1, 2003. ASC 410 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We reviewed our asset retirement obligations to determine the fair value of such liabilities and if a reasonable estimate of fair value could be made. This entailed the review of leases covering tangible long-lived assets as well as our rights-of-way under franchise agreements. Certain of our franchise agreements and leases contain provisions that require restoration or removal of equipment if the franchises or leases are not renewed. Based on historical experience, we expect to renew our franchise or lease agreements. In the unlikely event that any franchise or lease agreement is not expected to be renewed, we would record an estimated liability. However, in determining the fair value of our asset retirement obligation under our franchise agreements, consideration will be given to the Cable Communications Policy Act of 1984, which generally entitles the cable operator to the “fair market value” for the cable system covered by a franchise, if renewal is denied and the franchising authority acquires ownership of the cable system or effects a transfer of the cable system to another person. Changes in these assumptions based on future information could result in adjustments to estimated liabilities.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

Upon adoption of ASC 410, we determined that in certain instances, we are obligated by contractual terms or regulatory requirements to remove facilities or perform other remediation activities upon the retirement of our assets. We initially recorded a $6.0 million asset in property, plant and equipment and a corresponding liability of $6.0 million. As of December 31, 2009 and 2008, the corresponding asset, net of accumulated amortization, was $1.0 million and $1.6 million, respectively.

Accounting for long-lived assets

In accordance with ASC 360—Property, Plant and Equipment (“ASC 360”) (formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically evaluate the recoverability and estimated lives of our long-lived assets, including property and equipment and intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. The measurement for such impairment loss is based on the fair value of the asset, typically based upon the future cash flows discounted at a rate commensurate with the risk involved. Unless presented separately, the loss is included as a component of either depreciation expense or amortization expense, as appropriate.

Programming costs

We have various fixed-term carriage contracts to obtain programming for our cable systems from content suppliers whose compensation is generally based on a fixed monthly fee per customer. These programming contracts are subject to negotiated renewal. Programming costs are recognized when we distribute the related programming. These programming costs are usually payable each month based on calculations performed by us and are subject to adjustments based on the results of periodic audits by the content suppliers. Historically, such audit adjustments have been immaterial to our total programming costs. Some content suppliers offer financial incentives to support the launch of a channel and ongoing marketing support. When such financial incentives are received, we defer them within non-current liabilities in our consolidated balance sheets and recognizes such amounts as a reduction of programming costs (which are a component of service costs in the consolidated statement of operations) over the carriage term of the programming contract.

Share-based compensation

We estimate the fair value of stock options granted using the Black-Scholes option-pricing model using ASC 718—Compensation—Stock Compensation (“ASC 718”) (formerly SFAS No. 123(R)—Share-Based Payment). This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the periods the estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Recent accounting pronouncements

FASB accounting standards codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The “FASB Accounting Standards Codificationtm” and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. Statement 168 establishes the FASB Accounting Standards Codificationtm (“Codification” or “ASC”) as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities for interim or annual periods ending after September 30, 2009. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will be considered non-authoritative.

Following the Codification, FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, FASB will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of FASB’s Codification project. However, it will change the way in which accounting guidance is organized and presented. As a result, we will change the way we reference GAAP in our financial statements. We have begun the process of implementing the Codification by providing references to the Codification topics alongside references to the previously existing accounting standards.

Other pronouncements

In September 2006, FASB issued ASC 820—Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 157, “Fair Value Measurements”). ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurement. On January 1, 2009, we completed our adoption of the relevant guidance in ASC 820 which did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued ASC 820-10-65-4—Fair Value Measurements and Disclosures (“ASC 820-10-65-4”) (formerly FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). ASC 820-10-65-4 provides additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

that may indicate that a transaction is not orderly. ASC 820-10-65-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. ASC 820-10-65-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. We have completed our evaluation of ASC 820-10-65-4 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations. The following sets forth our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009. These assets and liabilities have been categorized according to the three-level fair value hierarchy established by ASC 820, which prioritizes the inputs used in measuring fair value.

The following sets forth our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009. These assets and liabilities have been categorized according to the three-level fair value hierarchy established by ASC 820, which prioritizes the inputs used in measuring fair value.

•	Level 1—Quoted market prices in active markets for identical assets or liabilities.

•	Level 2—Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Level 3—Unobservable inputs that are not corroborated by market data.

As of December 31, 2009, our interest rate exchange agreement liabilities, net, were valued at $19.7 million using Level 2 inputs, as follows:

	Fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)

Assets
Interest rate exchange agreements	$—	$3,053	$—	$3,053
Liabilities
Interest rate exchange agreements	$—	$22,758	$—	$22,758

Interest rate exchange agreements—liabilities, net	$—	$19,705	$—	$19,705

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

As of December 31, 2008, our interest rate exchange agreement liabilities, net, were valued at $32.8 million using Level 2 inputs, as follows:

	Fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)

Assets
Interest rate exchange agreements	$—	$—	$—	$—
Liabilities
Interest rate exchange agreements	$—	$32,826	$—	$32,826

Interest rate exchange agreements—liabilities, net	$—	$32,826	$—	$32,826

In February 2007, the FASB issued ASC 820—Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”). ASC 820 permits entities to choose to measure many financial instruments and certain other items at fair value. We adopted the relevant guidance in ASC 820 as of January 1, 2008. We did not elect the fair value option of ASC 820.

In December 2007, the FASB issued ASC 805—Business Combinations (“ASC 805”) (formerly SFAS No. 141(R), “Business Combinations”) which continues to require the treatment that all business combinations be accounted for by applying the acquisition method. Under the acquisition method, the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, and any contingent consideration and contractual contingencies, as a whole, at their fair value as of the acquisition date. Under ASC 805, all transaction costs are expensed as incurred. The guidance in ASC 805 will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. We adopted ASC 805 on January 1, 2009 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations.

In March 2008, the FASB issued ASC 815—Derivatives and Hedging (“ASC 815”) (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have completed our evaluation of ASC 815 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations.

In May 2009, the FASB issued ASC 855—Subsequent Events (“ASC 855”) (formerly SFAS No. 165, “Subsequent Events”). ASC 855 establishes general standards for the accounting and disclosure of events that occurred after the balance sheet date but before the financial statements are issued. ASC 855 is effective for interim or annual periods ending after June 15, 2009. We have completed our evaluation of ASC 855 and determined that the adoption did not have a material

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

effect on our consolidated financial condition or results of operations. See Note 16 for the disclosures required by ASC 855.

In April 2009, the FASB staff issued ASC 825-10-65—Financial Instruments (“ASC 825-10-65”) (formerly FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). ASC 825-10-65 requires disclosures about fair value of financial instruments in all interim financial statements as well as in annual financial statements. ASC 825-10-65 is effective for interim reporting periods ending after June 15, 2009. We have completed our evaluation of ASC 825-10-65 and determined that the adoption did not have a material effect on our consolidated financial condition or results of operations. See Note 5 for more information.

3. Property, plant and equipment

As of December 31, 2009 and 2008, property, plant and equipment consisted of (dollars in thousands):

	December 31,	December 31,
	2009	2008

Cable systems, equipment and subscriber devices	$1,717,512	$1,743,864
Vehicles	36,507	36,295
Furniture, fixtures and office equipment	21,692	22,889
Buildings and leasehold improvements	15,755	16,706
Land and land improvements	1,535	1,544

	1,793,001	1,821,298
Accumulated depreciation	(1,098,785)	(1,102,831)

Property, plant and equipment, net	$694,216	$718,467

Change in estimate—useful lives

Effective July 1, 2008, we changed the estimated useful lives of certain plant and equipment within our cable systems due to the initial deployment of all digital video technology both in the network and at the customer’s home. These changes in asset lives were based on our plans, and our experience thus far in executing such plans, to deploy all digital video technology across certain of our cable systems. This technology affords us the opportunity to increase network capacity without costly upgrades and, as such, extends the useful lives of cable plant by four years. We have also begun to provide all digital set-top boxes to our customer base as part of this all digital network deployment.

In connection with the all digital set-top launch, we have reviewed the asset lives of our customer premise equipment and determined that their useful lives should be extended by two years. While the timing and extent of current deployment plans are subject to modification,

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

management believes that extending the useful lives is appropriate and will be subject to ongoing analysis. The weighted average useful lives of such fixed assets changed as follows:

	Useful lives (in years)
	From	To

Plant and equipment	12	16
Customer premise equipment	5	7

These changes were made on a prospective basis effective July 1, 2008 and resulted in a reduction of depreciation expense and a corresponding increase in net income of approximately $5.6 million for the year ended December 31, 2008.

These changes resulted in a reduction of depreciation expense and a corresponding increase in net income of approximately $11.2 million for the year ended December 31, 2009.

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was approximately $111.7 million, $109.6 million, and $113.4 million, respectively. During the years ended December 31, 2009 and 2008, we incurred gross interest costs of $91.4 million and $101.8 million, respectively, of which $1.6 million and $2.1 million was capitalized. See Note 2.

4.	Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	December 31,	December 31,
	2009	2008

Accounts payable—affiliates	$101,340	$111,070
Liabilities under interest rate exchange agreements	17,854	18,519
Accrued programming costs	16,056	17,175
Accrued interest	13,853	28,377
Accrued taxes and fees	12,910	13,224
Accrued payroll and benefits	10,999	10,706
Accrued service costs	10,303	8,241
Book overdrafts(1)	6,067	7,782
Subscriber advance payments	5,875	5,523
Accounts payable	4,864	416
Accrued property, plant and equipment	4,231	8,037
Accrued telecommunications costs	2,542	2,788
Intercompany accounts payable and other accrued expenses	7,080	6,479

Accounts payable, accrued expenses and other current liabilities	$213,974	$238,337

(1)	Book overdrafts represented outstanding checks in excess of funds on deposit at our disbursement accounts. We transfer funds from our depository accounts to our disbursement accounts upon daily notification of checks presented for payment. Changes in book overdrafts are reported as part of cash flows from financing activities in our consolidated statement of cash flows.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

5. Debt

As of December 31, 2009 and 2008, debt consisted of (dollars in thousands):

	December 31,	December 31,
	2009	2008

Bank credit facility	$1,160,000	$895,000
7 7/8% senior notes due 2011	—	125,000
9 1/2% senior notes due 2013	—	500,000
9 1/8% senior notes due 2019	350,000	—

	1,510,000	1,520,000
Less: Current portion	59,500	30,500

Total long-term debt	$1,450,500	$1,489,500

Bank credit facility

As of December 31, 2009, we maintained a $1.486 billion senior secured credit facility (the “credit facility”), including revolving credit commitments of $400.0 million, of which $314.8 million was unused and available to be borrowed and used for general corporate purposes based on the terms and conditions of the credit facility. As of December 31, 2009, $10.9 million of letters of credit were issued under the credit facility to various parties as collateral for our performance relating to insurance and franchise requirements, thus restricting the unused portion of our revolving credit commitments by such amount. Our unused revolving commitments expire on September 30, 2011.

The credit agreement to the credit facility (the “credit agreement”) contains various covenants that, among other things, impose certain limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments and certain transactions with affiliates. The principal financial covenant of the credit facility requires compliance with a ratio of senior indebtedness (as defined) to annualized system cash flow (as defined) of no more than 6.0 to 1.0. Our ratio, which is calculated on a quarterly basis, was 4.4 to 1.0 for the three months ended December 31, 2009. The credit facility is collateralized by the pledge of all of our ownership interests in our operating subsidiaries, and is guaranteed by them on a limited recourse basis to the extent of such ownership interests.

The credit facility originally consisted of a revolving credit facility (the “revolver”) with a $400.0 million revolving credit commitment, a $200.0 million term loan (the “term loan A”) and a $550.0 million term loan (the “term loan B”). In May 2006, we refinanced the term loan B with a new term loan (the “term loan C”) in the amount of $650.0 million.

In August, 2009, our operating subsidiaries entered into an incremental facility agreement that provides for a new term loan (the “term loan D”) under the credit facility in the principal amount of $300.0 million. In September 2009, the full amount of the term loan D was borrowed by our operating subsidiaries, giving us net proceeds of $291.2 million, after giving effect to the original issue discount of $4.5 million and financing costs of $4.3 million. The net proceeds were used to fund, in part, the redemption of our 7 7/8% senior notes due February 2011 (the

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

“7 7/8% Notes”) and 9 1/2% senior notes due January 2013 (the “9 1/2% Notes”) described below, with the balance used to pay down, in part, outstanding debt under the revolving credit portion of the Credit Facility, without any reduction in the revolving credit commitments.

The revolver expires on September 30, 2011, and its commitment amount is not subject to scheduled reductions prior to maturity. The term loan A matures on September 30, 2012 and, since March 31, 2008, has been subject to quarterly reductions ranging from 2.50% to 9.00% of the original amount. The term loan C matures on January 31, 2015, and is subject to quarterly reductions of 0.25% that began on March 31, 2007 and extend through December 31, 2014, with a final payment at maturity representing 92.00% of the original principal amount. The term loan D matures on March 31, 2017 and, since December 31, 2009, has been subject to quarterly reductions of 0.25%, with a final payment at maturity representing 92.75% of the original principal amount. As of December 31, 2009, the maximum commitment available under the revolver was $400.0 million, with an outstanding balance of $74.3 million. As of the same date, the term loans A, C and D had outstanding balances of $156.0 million, $630.5 million and $299.3 million, respectively.

The credit agreement provides for interest at varying rates based upon various borrowing options and certain financial ratios, and for commitment fees of 1/2% to 5/8% per annum on the unused portion of the available revolving credit commitment. Interest on outstanding revolver and term loan A balances is payable at either the Eurodollar rate plus a floating percentage ranging from 1.00% to 2.00% or the base rate plus a floating percentage ranging from 0% to 1.00%. Interest on the term loan C is payable at either the Eurodollar rate plus a floating percentage ranging from 1.50% to 1.75% or the base rate plus a floating percentage ranging from 0.50% to 0.75%. Interest on the term loan D bears interest at a floating rate or rates equal to the Eurodollar rate or the base rate, plus a margin of 3.50% for Eurodollar loans and 2.50% for base rate loans. Through August 2013, the Eurodollar rate applicable to the term loan D loan is subject to a minimum rate of 2.00%.

For the year ended December 31, 2009, the outstanding debt under the term loan A was reduced by $24.0 million, or 12.00% of the original principal amount, the outstanding debt under the term loan C was reduced by $6.5 million, or 1.00% of the original principal amount and the outstanding debt under the term loan D was reduced by $0.8 million, or 0.25% of the original principal amount.

During the year ending December 31, 2010, the outstanding debt under the term loan A will be reduced by $50.0 million, or 25.00% of the original principal amount, the outstanding debt under the term loan C will be reduced by $6.5 million, or 1.00% of the original principal amount, and the outstanding debt under the term loan D will be reduced by $3.0 million, or 1.0% of the original principal amount.

Senior notes

As of December 31, 2009, we had in aggregate $350 million of senior notes outstanding. The indenture governing our senior notes also contains various covenants, though they are generally less restrictive than those found in the credit facility. The principal financial covenant of these senior notes has a limitation on the incurrence of additional indebtedness based upon a

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

maximum ratio of total indebtedness to cash flow (as defined) of 8.5 to 1.0. Our ratio of total indebtedness to cash flow, which is calculated on a quarterly basis, was 6.0 to 1.0 for the three months ended December 31, 2009. These covenants also restrict our ability, among other things, to make certain distributions, investments and other restricted payments, sell certain assets, to make restricted payments, create certain liens, merge, consolidate or sell substantially all of our assets and enter into certain transactions with affiliates.

In February 1999, we jointly issued $125 million aggregate principal amount of 7 7/8% Notes. In January 2001, we jointly issued $500 million aggregate principal amount of 9 1/2% Notes.

In August 2009, we commenced cash tender offers (the “Tender Offers”) for our outstanding 9 1/2% Notes and our 7 7/8% Notes (together, the “Notes”) Pursuant to the Tender Offers, we repurchased an aggregate of $390.2 million principal amount of 9 1/2% Notes and an aggregate of $71.1 million principal amount of 7 7/8% Notes. The accrued interest paid on the repurchased 9 1/2% Notes and 7 7/8% Notes was $4.1 million and $0.2 million, respectively. The Tender Offers were funded with proceeds from the issuance of the 9 1/8% Senior Notes due August 2019 (the “9 1/8% Notes”) discussed below and borrowings under the revolver.

In August 2009, we jointly issued $350 million aggregate principal amount of 9 1/8% Notes. Net proceeds from the issuance of the 9 1/8% Notes were $334.9 million, after giving effect to the original issue discount of $8.3 million and financing costs of $6.8 million, and were used to fund a portion of the cash tender offers described above. As a percentage of par value, the 9 1/8% Notes are redeemable at 104.563% through August 15, 2014, 103.042% through August 15, 2015, 101.521% through August 15, 2016 and at par value thereafter.

In August 2009, we announced the redemption of any Notes remaining outstanding following the expiration of the Tender Offers. In September 2009, we redeemed an aggregate of $109.8 million principal amount of 9 1/2% Notes and an aggregate of $53.9 million principal amount of 7 7/8% Notes, representing the balance of the outstanding principal amounts of such Notes.

The accrued interest paid on the redeemed 9 1/2% Notes and 7 7/8% Notes was $2.0 million and $0.5 million, respectively. The redemption was funded with proceeds from the term loan D.

Loss on early extinguishment of debt

For the year ended December 31, 2009, as a result of the Tender Offers and redemption of the Notes, we recorded in our consolidated statements of operations a loss on extinguishment of debt of $5.8 million. This amount included $3.7 million of unamortized original issue discount and deferred financing costs, $1.4 million of bank and other professional fees and $0.7 million of net proceeds paid above par as a result of the Early Tender Premium. There was no loss on early extinguishment of debt in the years ended December 31, 2008 and 2007.

Interest rate swaps

We use interest rate exchange agreements, or interest rate swaps, in order to fix the rate of the applicable Eurodollar portion of debt under the credit facility to reduce the potential volatility in our interest expense that would otherwise result from changes in market interest rates. Our

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

interest rate swaps have not been designated as hedges for accounting purposes, and have been accounted for on a mark-to-market basis as of, and for, the years ended December 31, 2009, 2008 and 2007.

As of December 31, 2009, we had current interest rate swaps with various banks pursuant to which the interest rate on $700 million was fixed at a weighted average rate of 3.4%. As of the same date, about 70% of our total outstanding indebtedness was at fixed rates or subject to interest rate protection. Our current interest rate swaps are scheduled to expire in the amounts of $200 million, $300 million and $200 million during the years ended December 31, 2010, 2011 and 2012, respectively.

We have also entered into forward-starting interest rate swaps that will fix rates for: a four-year period at a weighted average rate of 3.1% on $200 million of floating rate debt, which will commence in December 2010; and a two-year period at a weighted average rate of 2.7% on $200 million of floating rate debt, which will commence in December 2010.

The fair value of our interest rate swaps is the estimated amount that we would receive or pay to terminate such agreements, taking into account market interest rates and the remaining time to maturities. As of December 31, 2009, based upon mark-to-market valuation, we recorded on our consolidated balance sheet, a long-term asset of $3.1 million, an accumulated current liability of $17.9 million and an accumulated long-term liability of $4.9 million. As of December 31, 2008, based upon mark-to-market valuation, we recorded on our consolidated balance sheet an accumulated current liability of $18.5 million and an accumulated long-term liability of $14.3 million. As a result of the mark-to-market valuations on these interest rate swaps, we recorded a net gain on derivatives of $13.1 million and net losses on derivatives of $23.3 million and $10.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Covenant compliance

For all periods through December 31, 2009, we were in compliance with all of the covenants under the credit facility and senior note arrangements. There are no covenants, events of default, borrowing conditions or other terms in the credit facility or senior note indentures that are based on changes in our credit rating assigned by any rating agency.

Fair value and debt maturities

As of December 31, 2009, the fair values of our Senior Notes and the credit facility are as follows (dollars in thousands):

9 1/8% senior notes due 2019	$354,813

Bank credit facility	$1,114,290

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

The stated maturities of all debt outstanding as of December 31, 2009 are as follows (dollars in thousands):

2010	$59,500
2011	135,750
2012	63,500
2013	9,500
2014	9,500
Thereafter	1,232,250

Total	$1,510,000

6. Members’ equity

As a wholly-owned subsidiary of MCC, our business affairs, including our financing decisions, are directed by MCC. For the year ended December 31, 2009, we made capital distributions to parent of $222.0 million, comprising $191.7 million cash, and $30.3 million non-cash. Substantially all of the non-cash distributions represented the book value of the cable systems located in Western North Carolina distributed to parent (see Note 7). For the same period, we received capital contributions from parent of $283.4 million, comprising $189.9 million in cash and $93.5 million, net non-cash. Substantially all of the non-cash contributions from parent represented the excess book value of the assets exchanged in the Asset Transfer Agreement (see Note 7). As presented in our Consolidated Statement of Cash Flows, non-cash transactions-financing were $63.2 million, net, comprising non-cash contributions from parent of $93.5 million, net and non-cash distributions to parent of $30.3 million, net, as described above.

For the years ended December 31, 2008 and 2007, we made capital distributions to parent in cash of approximately $104.0 million and $2.0 million, respectively. For the year ended December 31, 2008, we received capital contributions from parent in cash of approximately $60.0 million, respectively.

Capital contributions from parent and capital distributions to parent are reported on a gross basis in the Consolidated Statements of Changes in Members’ Deficit and the Consolidated Statements of Cash Flows. Non-cash transactions are reported on a net basis in the supplemental disclosures of cash flow information in the Consolidated Statements of Cash Flows.

7. Related party transactions

MCC manages us pursuant to a management agreement with each operating subsidiary. Under the management agreements, MCC has full and exclusive authority to manage our day-to-day operations and conduct our business. We remain responsible for all expenses and liabilities relating to the construction, development, operation, maintenance, repair, and ownership of our systems. Management fees for the years ended December 31, 2009, 2008 and 2007 amounted to approximately $11.8 million, $11.8 million, and $10.4 million, respectively.

As compensation for the performance of its services, subject to certain restrictions, MCC is entitled under each management agreement to receive management fees in an amount not to

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

exceed 4.5% of the annual gross operating revenues of each of the operating subsidiaries. MCC is also entitled to the reimbursement of all expenses necessarily incurred in its capacity as manager.

We are a preferred equity investor in Mediacom Broadband LLC, a wholly-owned subsidiary of MCC. See Note 11.

Share exchange agreement between MCC and an affiliate of Morris Communications

On September 7, 2008, MCC entered into a Share Exchange Agreement (the “Exchange Agreement”) with Shivers Investments, LLC (“Shivers”) and Shivers Trading & Operating Company (“STOC”). Both STOC and Shivers are affiliates of Morris Communications Company, LLC (“Morris Communications”). STOC, Shivers and Morris Communications are controlled by William S. Morris III, who together with another Morris Communications representative, Craig S. Mitchell, held two seats on MCC’s Board of Directors.

On February 13, 2009, MCC completed the Exchange Agreement pursuant to which it exchanged 100% of the shares of stock of a wholly-owned subsidiary, which held approximately $110 million of cash and non-strategic cable systems serving approximately 25,000 basic subscribers contributed by us, for 28,309,674 shares of Mediacom Class A common stock held by Shivers. Effective upon closing of the transaction, Messrs. Morris and Mitchell resigned from MCC’s Board of Directors.

Asset transfer agreement with Mediacom and Mediacom Broadband

On February 11, 2009, certain of our operating subsidiaries executed an Asset Transfer Agreement (the “Transfer Agreement”) with MCC and the operating subsidiaries of Mediacom Broadband, pursuant to which certain of our cable systems located in Florida, Illinois, Iowa, Kansas, Missouri and Wisconsin, which serve approximately 45,900 basic subscribers would be exchanged for certain of Mediacom Broadband’s cable systems located in Illinois, which serve approximately 42,200 basic subscribers, and a cash payment of $8.2 million (the “Asset Transfer”). We believe the Asset Transfer better aligned our customer base geographically, making the cable systems more clustered and allowing for more effective management, administration, controls and reporting of our field operations. The Asset Transfer was completed on February 13, 2009. No gain or loss is being recorded on the Asset Transfer because we and Mediacom Broadband are under common control.

As part of the Transfer Agreement, we contributed to MCC cable systems located in Western North Carolina, which serve approximately 25,000 basic subscribers. These cable systems were part of the Exchange Agreement noted above. In connection therewith, we received a $74 million cash contribution on February 12, 2009, of which funds had been contributed to MCC by Mediacom Broadband on the same date.

In total, we received $82.2 million under the Transfer Agreement (the “Transfer Proceeds”), which were used by us to repay a portion of the outstanding balance under the revolving commitments of our operating subsidiaries’ bank credit facility.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

On February 12, 2009, after giving effect to the debt repayment funded by the Transfer Proceeds as noted above, our operating subsidiaries borrowed approximately $110 million under the revolving commitments of the credit facility. This represented net new borrowings of about $28 million. On February 12, 2009, we contributed approximately $110 million to MCC to fund their cash obligation under the Exchange Agreement defined above.

The net assets of the cable systems we received as part of the Asset Transfer were accounted for as a transfer of businesses under common control in accordance with ASC 805. Under this method of accounting: (i) the net assets we received have been recorded at Mediacom Broadband’s carrying amounts; (ii) the net assets of the cable systems we transferred to Mediacom Broadband through MCC were removed from our consolidated balance sheet at net book value on the transfer date; (iii) for the cable systems we received, we recorded their results of operations as if the transfer date was January 1, 2009; and (iv) for the cable systems we transferred to Mediacom Broadband through MCC, we ceased recording those results of operations as of the transfer date.

We recognized an additional $5.5 million in revenues and $1.7 million of net income, for the period January 1, 2009 through the transfer date, because we recorded the results of operations for the cable systems we received as part of the Asset Transfer, as if the transfer date was January 1, 2009. This $1.7 million of cash flows was recorded under the caption capital distributions from parent on our consolidated statements of cash flows for the year ended December 31, 2009.

The financial statements for the periods prior to January 1, 2009 were not adjusted for the receipt of net assets because the net assets did not meet the definition of a business under generally accepted accounting principles in effect prior to the adoption of ASC 805.

8. Employee benefit plans

Substantially all our employees are eligible to participate in MCC’s contribution plan pursuant to the Internal Revenue Code Section 401(k) (the “Plan”). Under such Plan, eligible employees may contribute up to 15% of their current pretax compensation. MCC’s Plan permits, but does not require, matching contributions and non-matching (profit sharing) contributions to be made by us up to a maximum dollar amount or maximum percentage of participant contributions, as determined annually by us. We presently match 50% on the first 6% of employee contributions. Our contributions under the Plan totaled approximately $0.8 million, $0.9 million and $0.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

9. Share-based compensation

Share-based compensation

MCC grants stock options to certain employees which convey to recipients the right to purchase shares of MCC’s Class A common stock at a specified strike price, upon vesting of the stock option award, but prior to the expiration date of that award. The awards are subject to annual vesting periods not exceeding 4 years from the date of grant. We made estimates of expected forfeitures based on historic voluntary termination behavior and trends of actual stock option

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

forfeitures and recognized compensation costs for equity awards expected to vest. We regularly adjust our forfeiture rate to reflect compensation costs based actual forfeiture experience.

In April 2003, MCC adopted its 2003 Incentive Plan, or “2003 Plan,” which amended and restated MCC’s 1999 Stock Option Plan and incorporated into the 2003 Plan options that were previously granted outside the 1999 Stock Option Plan.

ASC 718 requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at the grant date, or the date of later modification, over the requisite service period. In addition, ASC 718 requires unrecognized cost, based on the amounts previously disclosed in our pro forma footnote disclosure, related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period.

We use the Black-Scholes option pricing model which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of our stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation and consequently, the related amounts recognized in the consolidated statements of operations. The provisions of ASC 718 apply to new stock awards and stock awards outstanding, but not yet vested, on the effective date. In March 2005, the SEC issued SAB No. 107, “Share-Based Payment,” relating to ASC 718. We have applied the provisions of SAB No. 107 in our adoption.

Total share-based compensation expense was as follows (dollars in thousands, except per share data):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Share-based compensation expense by type of award:
Employee stock options	$29	$37	$39
Employee stock purchase plan	94	51	57
Restricted stock units	433	332	347

Total share-based compensation expense	$556	$420	$443

As required by ASC 718 we made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The total future compensation cost related to unvested share-based awards that are expected to vest was $1.0 million as of December 31, 2009, which will be recognized over a weighted average period of 0.9 years.

In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Shared-Based Payment Awards.” MCC has elected the “short-cut” method to calculate the historical pool of windfall tax benefits.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

Valuation assumptions

As required by ASC 718, we estimated the fair value of stock options and shares purchased under MCC’s employee stock purchase plan, using the Black-Scholes valuation model and the straight-line attribution approach, with the following weighted average assumptions:

	Employee stock	Employee stock
	option plans	purchase plans
	year ended	year ended
	December 31,	December 31,
	2009	2009

Dividend yield	0%	0%
Expected volatility	59.0%	43.0%
Risk free interest rate	2.7%	4.0%
Expected option life (in years)	5.5	0.5

MCC does not expect to declare dividends in the near future. Expected volatility is based on a combination of implied and historical volatility of MCC’s Class A common stock. For the years ended December 31, 2009, 2008, and 2007, we elected the simplified method in accordance with SAB 107 and SAB 110 to estimate the option life of share-based awards. The simplified method is used for valuing stock option grants by eligible public companies that do not have sufficient historical exercise patterns of stock options. We have concluded that sufficient historical exercise data is not available. The risk free interest rate is based on the U.S. Treasury yield in effect at the date of grant. The forfeiture rate is based on trends in actual option forfeitures. The awards are subject to annual vesting periods not to exceed 6 years from the date of grant.

The following table summarizes our activity under MCC’s option plans for the year ended December 31, 2009:

			Weighted
		Weighted	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic value
	Shares	price	term (in years)	(in thousands)

Outstanding at January 1, 2009	891,183	$17.09
Granted	—	—
Exercised	—	—
Forfeited	(69,650)	17.59
Expired	—	—

Outstanding at December 31, 2009	821,533	$17.04	1.1	$31

Vested or expected to vest at December 31, 2009	821,533	17.04	1.1	$31

Exercisable at December 31, 2009	766,783	$17.97	0.6	$—

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

The aggregate intrinsic values in the table above represent the total pre-tax intrinsic value, based on MCC’s stock price of $4.47 per share as of December 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

During the year 2009, there were no stock options granted. During the year ended December 31, 2009, approximately 15,375 stock options vested with a weighted average exercise price of $4.29. The proceeds we received, the intrinsic value of options exercised, and the related tax benefits realized and resulting from the exercise of stock options during 2009, 2008 and 2007 were immaterial.

The following table summarizes information concerning stock options outstanding as of December 31, 2009:

	Options outstanding				Options exercisable
		Weighted				Weighted
		average	weighted			average	Weighted
	Number of	remaining	average	Aggregate	Number of	remaining	average	Aggregate
	shares	contractual	exercise	intrinsic value	shares	contractual	exercise	intrinsic value
Range of exercise prices	outstanding	life	price	(In thousands)	outstanding	life	price	(in thousands)

$3.00-$12.00	103,786	6.2	$5.77	$31	49,036	3.3	$7.69	$—
$12.01-$18.00	180,460	1.2	17.67	—	180,460	1.2	17.67	—
$18.01-$22.00	537,287	0.1	19.01	—	537,287	0.1	19.01	—

	821,533	1.1	$17.04	$31	766,783	0.6	$17.97	$—

Restricted stock units

We grant restricted stock units (“RSUs”) to certain employees and directors (together, the “participants”) in MCC’s Class A common stock. Awards of RSUs are valued by reference to shares of common stock that entitle participants to receive, upon the settlement of the unit, one share of common stock for each unit. The awards are subject to annual vesting periods not exceeding 4 years from the date of grant. We made estimates of expected forfeitures based on historic voluntary termination behavior and trends of actual RSU forfeitures and recognized compensation costs for equity awards expected to vest. The aggregate intrinsic value of outstanding RSUs was $0.9 million based on the closing stock price of $4.47 per share of MCC’s Class A common stock at December 31, 2009.

The following table summarizes the activity of our restricted stock unit awards for the year ended December 31, 2009:

	Number of non-vested	Weighted average
	share unit awards	grant date fair value

Unvested Awards at December 31, 2008	215,475	$5.53
Granted	76,100	4.92
Awards Vested	(54,625)	6.15
Forfeited	(19,525)	5.71

Unvested Awards at December 31, 2009	217,425	$5.15

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

Employee stock purchase plan

MCC maintains an employee stock purchase plan (“ESPP”). Under the ESPP, eligible employees are allowed to participate in the purchase of shares of MCC’s Class A common stock at a minimum 15% discount on the date of the allocation. Shares purchased by employees amounted to 64,647 for the year ended December 31, 2009. The net proceeds to us were approximately $0.2 million for the year ended December 31, 2009.

10. Commitments and contingencies

Lease and rental agreements

Under various lease and rental agreements for offices, warehouses and computer terminals, we had rental expense of approximately $3.1 million, $3.2 million and $3.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Future minimum annual rental payments are as follows (dollars in thousands):

2010	$2,230
2011	1,673
2012	1,312
2013	943
2014	586
Thereafter	2,735

Total	$9,479

In addition, we rent utility poles in our operations generally under short-term arrangements, but we expect these arrangements to recur. Total rental expense for utility poles was approximately $6.0 million, $6.2 million and $4.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Letters of credit

As of December 31, 2009, approximately $10.9 million of letters of credit were issued to various parties to secure our performance relating to insurance and franchise requirements. The fair value of such letters of credit was immaterial.

Legal proceedings

We are named as a defendant in a putative class action, captioned Gary Ogg and Janice Ogg v. Mediacom LLC, pending in the Circuit Court of Clay County, Missouri, originally filed in April 2001. The lawsuit alleges that we, in areas where there was no cable franchise failed to obtain permission from landowners to place our fiber interconnection cable notwithstanding the possession of agreements or permission from other third parties. While the parties continue to contest liability, there also remains a dispute as to the proper measure of damages. Based on a report by their experts, the plaintiffs claim compensatory damages of approximately $14.5 million. Legal fees, prejudgment interest, potential punitive damages and other costs could increase

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

that estimate to approximately $26.0 million. Before trial, the plaintiffs proposed an alternative damage theory of $42.0 million in compensatory damages. Notwithstanding the verdict in the trial described below, we remain unable to reasonably determine the amount of our final liability in this lawsuit. Prior to trial our experts estimated our liability to be within the range of approximately $0.1 million to $2.3 million. This estimate did not include any estimate of damages for prejudgment interest, attorneys’ fees or punitive damages.

On March 9, 2009, a jury trial commenced solely for the claim of Gary and Janice Ogg, the designated class representatives. On March 18, 2009, the jury rendered a verdict in favor of Gary and Janice Ogg setting compensatory damages of $8,863 and punitive damages of $35,000. The Court did not enter a final judgment on this verdict and therefore the amount of the verdict cannot at this time be judicially collected. Although we believe that the particular circumstances of each class member may result in a different measure of damages for each member, if the same measure of compensatory damages was used for each member, the aggregate compensatory damages would be approximately $16.2 million plus the possibility of an award of attorneys’ fees, prejudgment interest, and punitive damages. We are vigorously defending against the claims made by the other members of the class, including filing and responding to post trial motions and preparing for subsequent trials, and an appeal, if necessary.

We believe that the amount of actual liability would not have a significant effect on our consolidated financial position, results of operations, cash flows or business. There can be no assurance, however, that the actual liability ultimately determined for all members of the class would not exceed our estimated range or any amount derived from the verdict rendered on March 18, 2009. We have tendered the lawsuit to our insurance carrier for defense and indemnification. The carrier has agreed to defend us under a reservation of rights, and a declaratory judgment action is pending regarding the carrier’s defense and coverage responsibilities.

In addition, we became aware on March 5, 2010 of the filing of a purported class action in the United States District Court for the Southern District of New York entitled Jim Knight v. Mediacom Communications Corp., in which Mediacom is named as the defendant. The complaint asserts that the potential class is comprised of all persons who purchased premium cable services from Mediacom and rented a cable box distributed by Mediacom. The plaintiff alleges that Mediacom improperly “tied” the rental of cable boxes to the provision of premium cable services in violation of Section 1 of the Sherman Antitrust Act. The plaintiff also alleges a claim for unjust enrichment and seeks injunctive relief and unspecified damages. Mediacom believes they have substantial defenses to the claims asserted in the complaint, which has not yet been served on them, and they intend to defend the action vigorously.

We are also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these other matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Mediacom LLC and subsidiaries
Notes to consolidated financial statements (continued)

11. Preferred equity investment

In July 2001, we made a $150.0 million preferred equity investment in Mediacom Broadband LLC, a Delaware limited liability company wholly-owned by MCC, that was funded with borrowings under the credit facility. The preferred equity investment has a 12% annual cash dividend, payable quarterly in cash. For each of the years ended December 31, 2009, 2008 and 2007, we received in aggregate $18.0 million in cash dividends on the preferred equity.

12. Sale of cable systems, net

We recorded a net gain on the sale of cable systems amounting to $8.8 million for the year ended December 31, 2007 due to the sale of certain cable systems in Iowa and South Dakota.

13. Subsequent events

We have evaluated the impact of subsequent events on our consolidated financial statements and related footnotes through the date of issuance, March 16, 2010.

Schedule II

Mediacom LLC and subsidiaries

Valuation and qualifying accounts

		Additions		Deductions
	Balance at	Charged to	Charged to	Charged to	Charged to	Balance at
	beginning	costs and	other	costs and	other	end
	of period	expenses	accounts	expenses	accounts	of period

December 31, 2007
Allowance for doubtful accounts:
Current receivables	$793	$2,054	$—	$1,947	$—	$900
December 31, 2008
Allowance for doubtful accounts:
Current receivables	$900	$1,069	$—	$842	$—	$1,127
December 31, 2009
Allowance for doubtful accounts:
Current receivables	$1,127	$1,745	$—	$1,945	$—	$927

Mediacom LLC

Mediacom Capital Corporation

Offer to Exchange

9.125% Senior Notes due 2019
that have been registered under the Securities Act of 1933

for any and all
9.125% Senior Notes due 2019

Part II
Information not required in prospectus

ITEM 20.	Indemnification of Directors and Officers.

Mediacom LLC:

Section 420 of the New York Limited Liability Company Law (the “New York Act”) empowers a limited liability company to indemnify and hold harmless, and advance expenses to, any member, manager or other person, or any testator or intestate of such member, manager or other person, from and against any and all claims and demands whatsoever; provided, however, that no indemnification maybe made to or on behalf of any member, manager or other person if a judgment or other final adjudication adverse to such member, manager or other person establishes (a) that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (b) that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

Section 8.2 of Mediacom LLC’s Fifth Amended and Restated Operating Agreement (the “Operating Agreement”) provides as follows:

The company shall, to the fullest extent permitted by the New York Act, indemnify and hold harmless each Indemnified Person (as defined) against all claims, liabilities and expenses of whatever nature relating to activities undertaken in connection with the company, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel, accountants’ and experts’ and other fees, costs and expenses reasonably incurred in connection with the investigation, defense or disposition (including by settlement) of any action, suit or other proceeding, whether civil or criminal, before any court or administrative body in which such Indemnified Person may be or may have been involved, as a party or otherwise, or with which such Indemnified Person may be or may have been threatened, while acting as such Indemnified Person, provided that no indemnity shall be payable hereunder against any liability incurred by such Indemnified Person by reason of such Indemnified Person’s gross negligence, fraud or willful violation of the law or the Operating Agreement or with respect to any matter as to which such Indemnified Person shall have been adjudicated not to have acted in good faith.

Mediacom Capital Corporation:

Article 7, Section 722 of the New York Business Corporations Law (the “Business Corporation Law”) empowers a corporation to indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

Section 722 also empowers a corporation to indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Section 7 of Mediacom Capital’s Certificate of Incorporation provides as follows:

The corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the corporation.

Article VII of Mediacom Capital’s by-laws provides as follows:

The corporation shall indemnify any person to the full extent permitted, and in the manner provided, by the New York Business Corporation Law, as the same now exists or may hereafter be amended.

ITEM 21.	Exhibits and Financial Statement Schedules.

(a) The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in the footnotes below:

Exhibit No.		Description

2.1		Asset Transfer Agreement, dated February 11, 2009, by and among Mediacom Communications Corporation, certain operating subsidiaries of Mediacom LLC and the operating subsidiaries of Mediacom Broadband(1)
3	.1(a)**	Articles of Organization of Mediacom LLC filed July 17, 1995

Exhibit No.		Description

3	.1(b)**	Certificate of Amendment of the Articles of Organization of Mediacom LLC filed December 8, 1995
3	.2**	Fifth Amended and Restated Operating Agreement of Mediacom LLC
3	.3**	Certificate of Incorporation of Mediacom Capital Corporation filed March 9, 1998
3	.4**	By-Laws of Mediacom Capital Corporation
4.1		Indenture relating to 9.125% Senior Notes due 2019 of Mediacom LLC and Mediacom Capital Corporation(2)
5	.1**	Opinion of Baker Botts L.L.P.
10	.1(a)**	Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders
10	.1(b)	Amendment No. 1, dated as of May 5, 2006, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders(3)
10	.1(c)	Amendment No. 2, dated as of June 11, 2007, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank as administrative agent for the lenders(4)
10	.1(d)	Amendment No. 3, dated as of June 11, 2007, to the Credit Agreement, dated of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders(5)
10	.1(e)	Amendment No. 4, dated as of April 23, 2010, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders(6)
10.2		Incremental Facility Agreement, dated as of May 5, 2006, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent(7)
10.3		Incremental Facility Agreement, dated as of August 25, 2009, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent(8)
10.4		Incremental Facility Agreement, dated as of April 23, 2010, among the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase, N.A., as administrative agent(9)
12	.1**	Schedule of Computation of Ratio of Earnings to Fixed Charges
21	.1**	Subsidiaries of Mediacom LLC
23	.1*	Consent of PricewaterhouseCoopers LLP
23	.2**	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)
24	.1**	Power of Attorney, pursuant to which amendments to this Form S-4 may be filed, is included on the signature page contained in Part II of this Form S-4
25	.1**	Statement of Eligibility of Trustee on Form T-1 of Law Debenture Trust Company of New York, as Trustee
99	.1**	Form of Letter of Transmittal
99	.2**	Form of Letter to Clients
99	.3**	Form of Letter to Depository Trust Company Participants

*	Filed herewith.

**	Previously filed.

(1)	Filed as Exhibit 2.3 to the Annual Report on Form 10-K (File No. 000-29227) for the fiscal year ended December 31, 2008 of Mediacom Communications Corporation (“Mediacom”) and incorporated herein by reference.

(2)	Filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q (File No. 000-29227) for the quarter ended September 30, 2009 of Mediacom (“2009 10-Q”) and incorporated herein by reference.

(3)	Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 000-29227) for the quarterly period ended March 31, 2006 of Mediacom (“2006 10-Q”) and incorporated herein by reference.

(4)	Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 000-29227) for the quarterly period ended June 30, 2007 of Mediacom (“2007 10-Q”) and incorporated herein by reference.

(5)	Filed as Exhibit 10.4 to the 2007 10-Q and incorporated herein by reference.

(6)	Filed as Exhibit 10.1 to Mediacom LLC’s Current Report on Form 8-K (File No. 333-82124-01) as filed on April 27, 2010 (“April 2010 8-K”) and incorporated herein by reference.

(7)	Filed as Exhibit 10.1 to the 2006 10-Q and incorporated herein by reference.

(8)	Filed as Exhibit 10.1 to the 2009 10-Q and incorporated herein by reference.

(9)	Filed as Exhibit 10.2 to the April 2010 8-K and incorporated herein by reference.

(b) Reference is made to Schedule II: Valuation and Qualifying Accounts as set forth in the Index to the Consolidated Financial Statements under Part I of the prospectus that is a part of this registration statement.

ITEM 22.	Undertakings.

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 2010.

MEDIACOM LLC

By:	Mediacom Communications Corporation its managing member

By:	/s/ Rocco B. Commisso
Rocco B. Commisso
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 30, 2010:

	Name	Title

By:	/s/ Rocco B. Commisso Rocco B. Commisso	Chief Executive Officer (Principal Executive Officer)

	* Mark E. Stephan	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Rocco B. Commisso Rocco B. Commisso Attorney-in-Fact

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 2010.

MEDIACOM CAPITAL CORPORATION

By:	/s/ Rocco B. Commisso
Rocco B. Commisso
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 30, 2010:

	Name	Title

By:	/s/ Rocco B. Commisso Rocco B. Commisso	Chief Executive Officer and Director (Principal Executive Officer)

	* Mark E. Stephan	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Rocco B. Commisso Rocco B. Commisso Attorney-in-Fact

Exhibit index

Exhibit No.		Description

2.1		Asset Transfer Agreement, dated February 11, 2009, by and among Mediacom Communications Corporation, certain operating subsidiaries of Mediacom LLC and the operating subsidiaries of Mediacom Broadband(1)
3	.1(a)**	Articles of Organization of Mediacom LLC filed July 17, 1995
3	.1(b)**	Certificate of Amendment of the Articles of Organization of Mediacom LLC filed December 8, 1995
3	.2**	Fifth Amended and Restated Operating Agreement of Mediacom LLC
3	.3**	Certificate of Incorporation of Mediacom Capital Corporation filed March 9, 1998
3	.4**	By-Laws of Mediacom Capital Corporation
4.1		Indenture relating to 9.125% Senior Notes due 2019 of Mediacom LLC and Mediacom Capital Corporation(2)
5	.1**	Opinion of Baker Botts L.L.P.
10	.1(a)**	Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders
10	.1(b)	Amendment No. 1, dated as of May 5, 2006, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders(3)
10	.1(c)	Amendment No. 2, dated as of June 11, 2007, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank as administrative agent for the lenders(4)
10	.1(d)	Amendment No. 3, dated as of June 11, 2007, to the Credit Agreement, dated of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders(5)
10	.1(e)	Amendment No. 4, dated as of April 23, 2010, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders(6)
10.2		Incremental Facility Agreement, dated as of May 5, 2006, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent(7)
10.3		Incremental Facility Agreement, dated as of August 25, 2009, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent(8)
10.4		Incremental Facility Agreement, dated as of April 23, 2010, among the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent(9)
12	.1**	Schedule of Computation of Ratio of Earnings to Fixed Charges
21	.1**	Subsidiaries of Mediacom LLC
23	.1*	Consent of PricewaterhouseCoopers LLP
23	.2**	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)
24	.1**	Power of Attorney, pursuant to which amendments to this Form S-4 may be filed, is included on the signature page contained in Part II of this Form S-4
25	.1**	Statement of Eligibility of Trustee on Form T-1 of Law Debenture Trust Company of New York, as Trustee
99	.1**	Form of Letter of Transmittal
99	.2**	Form of Letter to Clients
99	.3**	Form of Letter to Depository Trust Company Participants

*	Filed herewith.

**	Previously filed.

(1)	Filed as Exhibit 2.3 to the Annual Report on Form 10-K (File No. 000-29227) for the fiscal year ended December 31, 2008 of Mediacom Communications Corporation (“Mediacom”) and incorporated herein by reference.

(2)	Filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q (File No. 000-29227) for the quarter ended September 30, 2009 of Mediacom (“2009 10-Q”) and incorporated herein by reference.

(3)	Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 000-29227) for the quarterly period ended March 31, 2006 of Mediacom (“2006 10-Q”) and incorporated herein by reference.

(4)	Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 000-29227) for the quarterly period ended June 30, 2007 of Mediacom (“2007 10-Q”) and incorporated herein by reference.

(5)	Filed as Exhibit 10.4 to the 2007 10-Q and incorporated herein by reference.

(6)	Filed as Exhibit 10.1 to Mediacom LLC’s Current Report on Form 8-K (File No. 333-82124-01) as filed on April 27, 2010 (“April 2010 8-K”) and incorporated herein by reference.

(7)	Filed as Exhibit 10.1 to the 2006 10-Q and incorporated herein by reference

(8)	Filed as Exhibit 10.1 to the 2009 10-Q and incorporated herein by reference.

(9)	Filed as Exhibit 10.2 to the April 2010 8-K and incorporated herein by reference.